Exhibit 2.1

EXECUTION VERSION

STOCK AND ASSET PURCHASE AGREEMENT

by and between

Ashland Global Holdings Inc.

And

INEOS Enterprises Holdings Limited

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

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Exhibits
Exhibit A	Form of Local Offer Letter
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Copyright Assignment Agreement
Exhibit D	Form of Domain Name Assignment Agreement
Exhibit E	Form of General Assignment Agreement
Exhibit F	Form of Patent Assignment Agreement
Exhibit G	Form of Trademark Assignment Agreement
Exhibit H	Form of Assumption Agreement
Exhibit I	Form of Affiliate Guarantee
Exhibit J-1	Form of Data Transfer Agreement
Exhibit J-2	Form of Data Processing Agreement
Exhibit K	R&W Insurance Policy
Exhibit L	Form of Reverse Transition Services Agreement

Annexes
Annex A-1	Transferred Assets
Annex A-2	Excluded Assets
Annex B-1	Assumed Liabilities
Annex B-2	Excluded Liabilities
Annex C	Asset Selling Corporations
Annex D	Entity Selling Corporations and Transferred Companies
Annex E	Transferred Companies and Transferred Company Subsidiaries
Annex F	Additional Employees
Annex G	Excluded Employees
Annex H	Jurisdictions for Business Transfer Documents
Annex I	Closing Account Principles
Annex J	Excepted Selling Corporations and Excepted Jurisdictions
Annex K	Local Payments

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STOCK AND ASSET PURCHASE AGREEMENT

This Stock and Asset Purchase Agreement is made and entered into as of the 14th day of November, 2018 by and between Ashland Global Holdings Inc., a corporation organized under the laws of Delaware, having its principal place of business at 50 East RiverCenter Boulevard, Covington, Kentucky USA 41012 (“Seller”); and INEOS Enterprises Holdings Limited, a corporation organized under the laws of England and Wales, having its principal place of business at Avenue des Uttins 3 1180 Rolle Switzerland (“Buyer”).

WITNESSETH:

WHEREAS, Seller desires to sell, and Buyer desires to acquire, the Business (as defined below);

WHEREAS, Seller owns, directly or indirectly, the Asset Selling Corporations (as defined below) and the Entity Selling Corporations (as defined below);

WHEREAS, Seller and the Asset Selling Corporations directly own the Transferred Assets (as defined below);

WHEREAS, the Entity Selling Corporations directly own the Transferred Company Equity Interests (as defined below); and

WHEREAS, the Transferred Companies (as defined below) own, directly or indirectly, the Transferred Company Subsidiary Equity Interests (as defined below); and

WHEREAS, the parties desire that (a) the Asset Selling Corporations sell, assign, transfer, convey and deliver the Transferred Assets to Buyer and the Buyer Corporations (as defined below); (b) Buyer and the Buyer Corporations assume and agree to pay perform and discharge the Assumed Liabilities (as defined below); and (c) the Entity Selling Corporations sell, assign, transfer, convey and deliver the Transferred Company Equity Interests to Buyer and the Buyer Corporations, in each case upon the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the promises and the mutual covenants and undertakings contained herein, subject to and on the terms and conditions herein set forth, and intending to be bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Accounts Payable” shall mean (a) all trade accounts payable and other payment obligations to suppliers of the Business, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (b) all other accounts and notes payable of the Business; and (c) any Liabilities related to any of the foregoing, in each case (x) to the extent related to the Business and (y) excluding intercompany accounts and notes payable to Seller or any of its Affiliates (other than the Transferred Entities).

“Accounts Receivable” shall mean (a) all trade accounts receivable and other rights to payment from customers of the Business, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Business; (b) all other accounts and notes receivable of the Business; and (c) any claims, remedies and other rights related to any of the foregoing, in each case (x) to the extent related to the Business and (y) excluding intercompany accounts and notes receivable from Seller or any of its Affiliates (other than the Transferred Entities).

“Acquisition” shall mean the purchase and sale of the Transferred Assets and the Transferred Company Equity Interests and the assumption of the Assumed Liabilities.

“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such specified Person at any time during the period for which the determination of affiliation is being made. The term “control” (including, with correlative meaning, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” shall mean this Stock and Asset Purchase Agreement between the parties hereto, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Ancillary Agreements” shall mean the Assumption Agreement, the Business Transfer Documents, the Copyright Assignment Agreement, the Domain Name Assignment Agreement, the General Assignment Agreement, the Patent Assignment Agreement, the Trademark Assignment Agreement, the Transition Services Agreement, the Tolling Agreements, any Local Offer Letter, any Affiliate Guarantee, the Reverse Transition Services Agreement and all other agreements, documents and instruments executed and delivered in connection with the transactions contemplated by this Agreement.

“Asset Selling Corporations” shall mean those entities listed on Annex C (which annex may be updated or modified from time to time by Seller with the consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned).

“Brazil Tolling Agreement” shall mean that certain Brazil Manufacturing Services Agreement, effective December 1, 2010, by and between Ara Quimica S.A. and Ashland Resinas Ltda., as amended.

“Business” shall mean: (a) the business currently conducted by the segment of Seller known as “Ashland Composites” and consisting of the manufacture, marketing, and sale of general-purpose and high-performance grades of unsaturated polyester and vinyl ester resins, gelcoats and low-profile additives, as well as maleic anhydride; and (b) the manufacture, marketing and sale by Seller, the Asset Selling Corporations and the Transferred Entities of 1,4

butanediol and its respective raw material and butanediol related derivatives, including tetrahydrofuran, as currently conducted at Seller’s and its Affiliates manufacturing facility in Marl, Germany; provided that the “Business” shall not include the manufacture, marketing, sale and internal consumption of (x) any product by the business segment of Seller known as “Ashland Specialty Ingredients”, including any adhesive product; and (y) 1,4 butanediol and its respective raw material and butanediol related derivatives, including tetrahydrofuran, made at Seller’s and its Affiliates’ manufacturing facility in Lima, Ohio or which are used in the production of other products made at Seller’s and its Affiliates’ other manufacturing facilities, including Texas City, Texas and Calvert City, Kentucky.

“Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banks in New York, New York, U.S.A., are authorized or obligated by Law or executive order to close.

“Business Products” shall mean all products that have been or are being designed, manufactured, promoted, distributed, marketed and/or sold by the Seller Affiliates exclusively in the conduct of the Business.

“Business Real Property” shall mean the Owned Real Property and the Leased Real Property, in each case together with Seller’s or the applicable Asset Selling Corporation’s or Transferred Entity’s right, title and interest in all buildings, structures, improvements, and fixtures thereon and all other appurtenances thereto.

“Buyer Corporations” shall mean those Affiliates of Buyer that are purchasing all or part of the Transferred Assets or all or part of the Transferred Company Equity Interests, or assuming all or part of the Assumed Liabilities, and to which the rights of Buyer to purchase the Transferred Assets and the Transferred Company Equity Interests and assume the Assumed Liabilities hereunder and under the Business Transfer Documents may be assigned in accordance with Section 12.3.

“Buyer Material Adverse Effect” shall mean any effect or change that, individually or in the aggregate, (a) has, or would reasonably be expected to have, a material adverse effect on the ability of Buyer to perform its obligations under this Agreement and the Ancillary Agreements or (b) prevents, materially impairs or delays the consummation of the Acquisition.

“Buyer-Signed Tax Returns” shall mean all Tax Returns for Tax periods ending on or before the Closing Date that are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities or the Business, in each case other than Seller-Signed Tax Returns, Transfer Tax Returns and Tax Returns of the Unconsolidated Joint Venture.

“Cash Equivalents” shall mean cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of Indebtedness issued or guaranteed by any Governmental Authority, in each case as per the reconciled cash book and which is accessible within three (3) Business Days.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended by the Superfund Amendments and Reauthorization Act.

“China Bank Drafts” means those bank drafts payable to Ashland (China) Holdings Co., Ltd.

“China Tolling Agreement” that certain China Manufacturing Services Agreement, effective March 1, 2011, by and between ASK Chemical (Zhenjiang) New Materials Technology Company Limited and Ashland Changzhou Advanced Chemical Co., Ltd., as amended.

“Closing” shall mean the closing of the Acquisition.

“Code” shall mean the U.S. Internal Revenue Code of 1986.

“Commingled Contract” shall mean any Contract relating to (a) the Business and (b) one or more other businesses of Seller or any Affiliate of Seller.

“Competition Laws” shall mean Laws that are designed or intended to prohibit, restrict or regulate actions, including transactions, acquisitions and mergers, having the purpose or effect of creating or strengthening a dominant position, monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” shall mean that certain letter agreement regarding the use of confidential information between Ashland LLC and INEOS EUROPE AG, dated June 9, 2018.

“Consideration” shall mean the combined amount of the Purchase Price (as it may be adjusted pursuant to Sections 2.2, 2.3, 2.4 and 9.7) and the Assumed Liabilities.

“Consent” shall mean any consent, approval or authorization of, notice to, permit, or designation, registration, declaration or filing with, any Person.

“Contract” shall mean any written agreement, contract, lease, license or commitment.

“Credit Support Obligations” shall mean letters of credit, guarantees, surety bonds and other credit support instruments issued by Seller or any of its Affiliates or third parties on behalf of Seller with respect to the Business.

“Effective Time” shall mean 11:59 p.m. eastern time in the United States on the Closing Date.

“Employee” shall mean (a) any individual who, as of the Closing Date, is an employee of Seller or any Asset Selling Corporation and who is charged exclusively to a Business cost center, (b) any individual who, as of the Closing Date, is an employee of any Transferred Entity and (c) any other individual listed on Annex F (by identification number), in each case, including any such individual who is an Inactive Employee; provided that any individual set forth on Annex G shall not be an “Employee”.

“Employee Benefit Plan” shall mean any (a) Employee Pension Benefit Plan, (b) Employee Welfare Benefit Plan, (c) nonqualified deferred compensation retirement plan or arrangement, or (d) any agreement, plan, program, fund, policy, Contract or arrangement providing compensation, pension, retirement, superannuation, profit sharing, thirteenth month, severance, separation, termination indemnity, retention, change in control, redundancy pay, bonus, incentive compensation, group insurance, death benefit, health, welfare, cafeteria, flexible benefit, medical expense reimbursement, dependent care, stock option, stock purchase, stock appreciation or other stock-based rights, savings, consulting, vacation pay, holiday pay, life insurance, or other employee benefit or fringe benefit plan, program or arrangement, regardless of whether it is private, funded, unfunded, financed by the purchase of insurance, contributory or non-contributory.

“Employee Pension Benefit Plan” shall have the meaning set forth in Section 3(2) of ERISA, whether or not subject to ERISA.

“Employee Welfare Benefit Plan” shall have the meaning set forth in Section 3(1) of ERISA, whether or not subject to ERISA.

“Encumbrance” shall mean all mortgages, liens, charges, pledges, security interests or other similar encumbrances of any nature.

“Entity Selling Corporations” shall mean the entities set forth on Annex D (which annex may be updated or modified from time to time by Seller with the consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned) under the caption “Entity Selling Corporation.”

“Environmental Law” shall mean Laws or Orders relating to pollution or protection of the environment or natural resources (including the generation, use, storage, management, treatment, transportation, disposal, presence, Release or threatened Release of any Hazardous Material) or occupational health and safety as applicable and in existence on the Closing Date.

“Environmental Liability” shall mean any Liability (including for costs of investigation, remediation or monitoring, natural resources or other damages, fines, personal injuries, or any obligation to take or cease any action) or other Losses relating to, arising under or resulting from (a) any Environmental Law or Governmental Authorization issued thereunder, (b) generation, use, storage, management, treatment, transportation, or disposal of any Hazardous Material or (c) presence, Release or threatened Release of, or exposure to, any Hazardous Material.

“Environmental Notice” shall mean any written complaint, citation, notice, demand or claim arising from or regarding any actual or alleged noncompliance with any Environmental Law or Governmental Authorization issued thereunder, or any potential responsibility for assessment, response, removal, remediation, corrective action or monitoring costs thereunder.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“EU Merger Regulation” shall mean Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1).

“European Commission” shall mean the Commission of the European Union.

“Excepted Jurisdictions” shall mean those jurisdictions set forth under the heading “Excepted Jurisdictions” on Annex J.

“Excepted Selling Corporations” shall mean those Selling Corporations set forth under the heading “Excepted Selling Corporations” on Annex J.

“Fundamental Representations” shall mean the representations and warranties set forth in (a) with respect to Seller, Section 5.1(a) (Organization), Section 5.2 (Authority; Binding Effect), Section 5.3(a) (Non-Contravention of Organization Documents), Section 5.7 (Equity Interests in the Transferred Entities; Equity Interests in Other Persons), and Section 5.21 (Brokers) and (b) with respect to Buyer, Section 6.1 (Organization), Section 6.2 (Authority; Binding Effect) and Section 6.7 (Brokers).

“Funded Indebtedness” shall mean, without duplication, the outstanding principal portion of, accrued and unpaid interest on, and prepayment premiums payable with respect to, any Indebtedness of the Transferred Entities. Notwithstanding the foregoing, “Funded Indebtedness” shall not include (a) any Liabilities of the Transferred Entities that are Excluded Liabilities or that are taken into account in the calculation of (i) the Intercompany Payable Amount, (ii) Net Working Capital or (iii) Net Funded Level or (b) any obligations of the Transferred Entities for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee or similar credit transaction (provided there is no outstanding demand for reimbursement thereunder).

“GAAP” shall mean generally accepted accounting principles and practices in effect in the United States as of June 30, 2018, as applied, on a consistent basis, by Seller to the Business.

“Governmental Authority” shall mean any supranational, national, federal, state, provincial, local or municipal court, administrative or regulatory agency or other governmental authority (or any department, agency or political subdivision thereof).

“Governmental Authorizations” shall mean all licenses, operational permits, consents, certificates, exemptions, facility registrations, waivers and other authorizations and approvals required to carry on the Business under applicable Laws of any Governmental Authority.

“Hazardous Material” shall mean any material, substance or waste defined or regulated in relevant form, quantity or concentration as hazardous or toxic (or words of similar import) pursuant to any Environmental Law, including any petroleum, waste oil or petroleum constituents or by-products or asbestos.

“Holdback Taxes” shall mean any current, non-income Taxes of the Transferred Entities.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inactive Employee” shall mean any individual who is absent from active employment on the Closing Date, other than on account of vacation, personal or ordinary sick leave reasonably expected to result in an absence of short duration, on short-term disability leave under Part 1 of the Seller Affiliates’ long-term disability plan, leave under the U.S. federal Family and Medical Leave Act or leave under any similar U.S. state Law (excluding, in each case, any such intermittent leave reasonably expected to result in an absence of less than five (5) days), leave under any local Law which preserves reemployment rights for the individual, any other reason that is similar in nature or any approved leave of absence that is expected to be for more than ten (10) days.

“Indebtedness” of any Person shall mean, without duplication, (a) all obligations of such Person for money borrowed; (b) all obligations of such Person evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (c) all obligations of such Person issued or assumed as the deferred purchase price of property or services or under any other conditional sale or title retention agreements relating to property or services purchased by such Person (excluding trade accounts payable and other accrued current Liabilities arising in the ordinary course of business), (d) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (e) all obligations of such Person relating to derivative securities or interest rate or currency protection instruments, including swaps, hedges or similar agreements and any breakage costs associated therewith; (f) all obligations in respect of accrued or declared but unpaid dividends or other distributions payable to the extent payable by a Transferred Entity; (g) all unpaid Sellers’ Transaction Expenses to the extent payable by a Transferred Entity; (h) all unfunded pension liability (x) related to any Transferred Non-U.S. Seller Pension Plans or (y) that otherwise becomes an obligation of Buyer, its Affiliates or the Transferred Entities, in each case to the extent not included in the calculation of Net Funded Level; (i) any amounts due or payable to any directors of any Person by way of director loans, including any accrued interest; (j) any “change of control” payments, transaction bonuses, and retention bonuses triggered by the consummation of the transactions contemplated by this Agreement, and including the employer-paid portion of any employment and payroll Taxes associated therewith, in each case to the extent payable by a Transferred Entity after the Effective Time; (k) except for any Liabilities required to be assumed by Buyer as set forth in Section 7.9, all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance, guarantee, or similar credit transaction (but only to the extent that there has been a demand made for reimbursement thereunder, in each case other than Taxes); and (l) all obligations of the type referred to in clauses (a) through (k) above of any Person the payment of which such Person is responsible or liable for, directly or indirectly, as obligor, guarantor, surety, or otherwise.

“India Toller Loan” shall mean all obligations outstanding pursuant to that certain Loan Agreement between Ashland India Private Limited and Natural Petrochemicals Private Limited dated August 31, 2015, as amended.

“India Tolling Agreement” shall mean that certain Manufacturing Agreement, dated January 9, 2009, by and between Ashland India Private Limited and Natural Petrochemicals Private Limited, as amended.

“INEOS Enterprises Group” shall mean the portfolio of businesses owned, controlled or operated by INEOS Enterprises Holdings Limited or any of its subsidiaries.

“INEOS Group” shall mean INEOS Limited or any of its Affiliates.

“Intercompany Payable Amount” shall mean (i) all trade accounts payable and other payment obligations of the Transferred Entities to their suppliers, including all trade accounts payable representing amounts payable in respect of goods shipped or products sold or services rendered; (ii) all other accounts and notes payable of the Transferred Entities; and (iii) any Liabilities related to any of the foregoing, in each case to the extent payable to Seller or any of its Affiliates (other than the Transferred Entities). For the avoidance of doubt, Intercompany Payable Amount shall include any payment obligation of ISP Marl GmbH or Ashland Technologies GmbH arising or resulting from the German Organschaft involving ISP Marl Holdings GmbH, ISP Marl GmbH and/or Ashland Technologies GmbH, including termination thereof.

“Intercompany Receivable Amount” shall mean (a) all trade accounts receivable and other rights to payment of the Transferred Entities from their customers, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or services rendered; (b) all other accounts and notes receivable of the Transferred Entities; and (c) any claims, remedies and other rights related to any of the foregoing, in each case to the extent receivable from Seller or any of its Affiliates (other than the Transferred Entities). For the avoidance of doubt, Intercompany Receivable Amount shall include any right to payment of ISP Marl GmbH or Ashland Technologies GmbH arising or resulting from the German Organschaft involving ISP Marl Holdings GmbH, ISP Marl GmbH and/or Ashland Technologies GmbH, including termination thereof.

“Interest Rate” shall mean the United States Federal Funds Rate plus 2.00% (200 basis points).

“IRS” shall mean the United States Internal Revenue Service.

“Insurer” means each of: (a) IronShore Insurance Services LLC, an affiliate of Liberty Mutual, (b) Berkshire Hathaway Specialty Insurance; and (c) Partner Re Ireland Insurance DAC.

“Inventory” shall mean (a) all inventory (i) owned by any Transferred Entity or (ii) owned by Seller or any Asset Selling Corporation used exclusively in the Business or held for sale exclusively to customers of the Business, including specialty and industrial chemicals, spare parts, raw materials, containers, packaging and packaging supplies and work-in-process, including with respect to Business Products, and (b) any and all rights to the warranties received from suppliers with respect to such inventory (to the extent assignable) and related claims, credits, rights of recovery and set off with respect thereto.

“IP Rights” shall mean all of the following:

(a) those patents and patent applications (including any divisions, continuations, continuations-in-part, provisional applications, reexamined versions or reissues thereof) (“Patents”), except for Patents for Software;

(b) those trademarks, service marks, logos or tradenames, whether registered or unregistered, and all registrations, renewals and applications for registration thereof (“Trademarks”);

(c) those rights existing under the copyright Laws for those works subject to the copyright Laws and copyright registrations and applications for registration thereof, including all renewals and extensions thereof (“Copyrights”), except for Copyrights for Software;

(d) all confidential information and trade secrets including concepts, ideas, designs, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, drawings, technical data formulas (“Trade Secrets”), except for Trade Secrets in or for Software;

(e) computer software programs, including all source code, object code, and documentation related thereto (“Software”); and

(f) domain names, domain name registrations and web pages (“Domain Names”).

“Knowledge of Buyer” shall mean the actual knowledge of the individuals set forth on Schedule 1.1(a).

“Knowledge of Seller” shall mean the actual knowledge of the individuals set forth on Schedule 1.1(b).

“Law” or “Laws” shall mean any constitution, statute, law, ordinance, treaty, rule, code, regulation or other binding directive, as amended and as of the date hereof, issued, promulgated or enforced by any Governmental Authority.

“Leased Real Property” means all leased real properties as set forth on Schedule 1.1(c), which are subject to a leasehold or subleasehold interest in favor of Seller, an Asset Selling Corporation or a Transferred Entity and, in the case of Seller or an Asset Selling Corporation, used primarily in connection with the Business.

“Legacy Liabilities” means, with respect to any Transferred Entity, all Liabilities of such Transferred Entity to the extent arising from or relating to any business or operations conducted prior to the Closing by such Transferred Entity, other than Liabilities to the extent arising out of or relating to the past, present or future operation or ownership of the Business.

“Legal Restraint” shall mean any temporary restraining Order, preliminary or permanent injunction or Order issued by any Governmental Authority.

“Liabilities” shall mean any and all debts, liabilities and obligations, of whatever kind or nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Like-Kind Exchange” shall mean an exchange of property, including with a third party, qualifying for non-recognition treatment under Section 1031 of the Code and the Treasury Regulations promulgated thereunder.

“Local Offer Letter” shall mean each of those certain letters transmitted on the date of this Agreement by Buyer to each of the Excepted Selling Corporations, substantially in the form of Exhibit A, wherein Buyer offers to, in the Excepted Jurisdictions, purchase certain Transferred Assets and/or Transferred Company Equity Interests and/or assume certain Assumed Liabilities.

“Losses” shall mean any and all losses, Taxes (to the extent covered by Sections 9.1 and 10.2(e)), Liabilities, damages, demands, assessments, claims, deficiencies, costs and expenses directly incurred or suffered (including, if applicable, reasonable attorneys’ fees associated therewith), but shall not include (a) Taxes (to the extent not covered by Sections 9.1 and 10.2(e)), (b) any loss or Liability that has been accrued for or reserved against in the Financial Statements or Net Working Capital (in each case, to the extent of such reserve) or (c) indirect, exemplary or punitive damages of any kind, whether foreseeable or unforeseeable, and whether or not based on contract, tort, warranty claims or otherwise, in connection with this Agreement, other than any such damages for which the Indemnified Party is found liable through the final resolution of a third party Claim.

“Material Adverse Effect” shall mean any effect or change that, individually or in the aggregate, (x) has, or would reasonably be expected to have, a material adverse effect on the assets, Liabilities, condition (financial or otherwise) or results of operations of the Business, taken as a whole, or (y) prevents or materially impairs the ability of Seller to consummate the Acquisition; provided that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining the above: (a) the failure of the Business to meet projections or forecasts (for the avoidance of doubt, any underlying cause for any such failure shall not be excluded by this clause (i)) or (b) any adverse effect or change arising from or relating to (i) the economy in general, or the securities, syndicated loan, credit or financial markets, (ii) the economic, business, financial or regulatory environment generally affecting the industries or any geographic markets in which the Business operates, (iii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis, (iv) changes or proposed changes in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States) or the interpretation or enforcement thereof, (v) compliance with applicable Law (vi) the negotiation, execution, announcement or pendency of the transactions contemplated by this Agreement or the performance of and compliance with the terms of this Agreement, (vii) any labor strikes, labor stoppages or loss of employees, (viii) compliance with the terms of, the taking of any action required or otherwise contemplated by, or the failure to act to the extent such action is specifically prohibited by, this Agreement or any Ancillary Agreement or (ix) changes or effects that are the result of actions or omissions of Buyer or any of its Affiliates or actions or omissions of Seller or any of its Affiliates and expressly consented to in writing by Buyer or any of its Affiliates; provided that the effects of the events described in clauses (b)(i), (b)(ii), (b)(iii) and (b)(iv) shall be excluded only to the extent they do not materially disproportionately impact the Business as compared to other companies engaged in the industries of the Business.

“Net Funded Level” shall mean, as of any date, with respect to the Employees who participated in the applicable Transferred Non-U.S. Seller Pension Plans as of such date, an amount equal to (a) the aggregate Projected Benefit Obligation, as defined in Statement of Financial Accounting Standards Board Accounting Standards Codification No. 715 (“PBO”), for

the Transferred Pension Liabilities as of such date, minus (b) the aggregate value of the Transferred Pension Assets as of such date, in each case, as calculated under GAAP and in accordance with the applicable plan provisions and using the same actuarial assumptions and methods Seller or its applicable Subsidiary used to determine such PBO for the Financial Statements (i.e., a consistent actuarial approach updated to reflect any changes in market conditions or new national standard mortality tables between the date of the Financial Statements and the date of the Net Funded Level calculation); provided that (x) “Net Funded Level” shall be calculated without taking into account the Unconsolidated Joint Venture (y) Net Funded Level shall not include any Excluded Assets or Excluded Liabilities and (z) no amount shall be taken into account in determining Net Funded Level if such amount is taken into account or specifically referred to in determining Net Indebtedness, Net Working Capital or any component thereof.

“Net Indebtedness” shall mean an amount equal to (a) the sum of (i) the aggregate amount of Funded Indebtedness of the Transferred Entities and (ii) the Intercompany Payable Amount, minus (b) the sum of (i) the aggregate amount of Cash Equivalents of the Transferred Entities, (ii) the Intercompany Receivable Amount, and (iii) the Short-Term China Bank Drafts, in each case determined in accordance with the Closing Account Principles; provided that (x) no Tax assets and Tax Liabilities (including deferred Tax assets and Liabilities) shall be taken into account in determining Net Indebtedness, (y) Net Indebtedness shall not include any Excluded Assets or Excluded Liabilities and (z) no amount shall be taken into account in determining Net Indebtedness if such amount is taken into account or specifically referred to in determining Net Funded Level, Net Working Capital or any component thereof; and provided further that, to the extent Cash Equivalents (including, solely for the purposes of this definition of Net Indebtedness, the China Bank Drafts) of the Transferred Entities equal an amount greater than U.S.$25,000,000 (the “Cash Equivalents Cap”), for purposes of the calculation of Net Indebtedness, Cash Equivalents of the Transferred Entities shall be considered to equal the Cash Equivalents Cap and provided further, that, to the extent Cash Equivalents (including, solely for the purposes of this definition of Net Indebtedness, the China Bank Drafts) of any Transferred Entity that is formed or organized under the Laws of a jurisdiction other than the United States or any member state of the European Union exceeds U.S.$5,000,000 as of the Closing Date, for purposes of the calculation of Net Indebtedness, Cash Equivalents (including, solely for the purposes of this definition of Net Indebtedness, the China Bank Drafts) of such Transferred Entity shall be considered to equal U.S.$5,000,000.

“Net Working Capital” shall mean an amount equal to (a) the current assets of the Business, minus (b) the current liabilities of the Business, in each case determined in accordance with the Closing Account Principles and as of the Effective Time; provided that (x) no Tax assets and Liabilities (including deferred Tax assets and Liabilities) shall be taken into account in determining Net Working Capital except as reflected in the Closing Account Principles, (y) Net Working Capital shall not include any Excluded Assets or Excluded Liabilities and (z) no amount shall be taken into account in determining Net Working Capital if such amount is taken into account or specifically referred to in determining Net Funded Level, Net Indebtedness or any component thereof.

“Order” shall mean any order, writ, judgment, injunction, decree, ruling, assessment, stipulation, determination or award entered by or with any court or other Governmental Authority or arbitrator.

“Other Current Assets” shall mean (i) prepaid expenses and all claims for refunds and rights to set-off in respect thereof (other than prepaid expenses with respect to the Excluded Assets and other than Taxes and Tax refunds, credits and offsets), in each case to the extent related to the Business and (ii) the China Bank Drafts having an original maturity of greater than 90 days.

“Owned Real Property” means those owned real properties as set forth on Schedule 1.1(d), owned by Seller, an Asset Selling Corporation or a Transferred Entity and, in the case of Seller or an Asset Selling Corporation, used primarily in connection with the Business.

“Permitted Encumbrances” means:

(a) such Encumbrances as are set forth on Schedule 1.1(e);

(b) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Encumbrances arising or incurred in the ordinary course of business;

(c) Taxes and assessments which are a lien, but which are not yet billed, or are billed but are not yet due and payable, any assessments not shown on the public record, standby fees and Taxes for the current year and subsequent years and subsequent assessments for prior years due to change in the land usage or ownership, or that the taxpayer is contesting in good faith through appropriate Proceedings;

(d) with respect to the Business Real Property:

(i) any and all exceptions, easements, covenants, restrictions, encroachments, public rights-of-way, agreements and/or reservations and other conditions affecting the Business Real Property, whether of record or not, if any;

(ii) any state of facts and conditions that an accurate survey or physical inspection of the Business Real Property would disclose;

(iii) the standard printed exceptions, stipulations and exclusions from coverage contained in the standard form of owner’s policy of title insurance;

(iv) any Laws, regulations or ordinances (including, but not limited to, zoning, building and environmental matters) as to the use, occupancy, subdivision or improvement of the Business Real Property adopted or imposed by any governmental agency; and

(e) other imperfections of title or Encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Business as conducted as of the date of this Agreement.

“Person” shall mean an individual, a corporation, a general or limited partnership, a limited liability company, an association, a trust, other legal entity or organization or Governmental Authority.

“Pre-Closing Restructuring Taxes” shall mean (a) Taxes resulting from any transactions taken by Seller or any Seller Affiliate prior to the Effective Time in preparation for the separation of the Business in connection with the transactions contemplated hereby and (b) without duplication, Taxes arising or resulting from a German Organschaft involving ISP Marl GmbH and/or Ashland Technologies GmbH on or prior to the German Closing Date, including termination thereof.

“Post-Closing Tax Period” shall mean any Tax period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date. For ISP Marl GmbH and Ashland Technologies GmbH the term “Closing Date” shall be replaced by the term “German Closing Date.”

“Pre-Closing Tax Period” shall mean any Tax period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date. For ISP Marl GmbH and Ashland Technologies GmbH the term “Closing Date” shall be replaced by the term “German Closing Date.”

“Proceeding” shall mean any action, arbitration, audit, claim, hearing, investigation, litigation, proceeding or suit (whether civil, commercial, administrative, criminal, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving any Governmental Authority or arbitrator.

“Release” shall mean any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, sediments, land surface or subsurface strata).

“Representatives” shall mean Seller’s Affiliates and the agents, directors, officers, advisors (including financial, legal and accounting advisors) and representatives of Seller and its Affiliates.

“Retained Non-U.S. Seller Pension Plan” shall mean any Seller Benefit Plan that is an Employee Pension Benefit Plan for the benefit of Employees principally employed outside the United States that is not expressly designated as a Transferred Non-U.S. Seller Pension Plan on Schedule 8.16 or any Business Transfer Document or with respect to which Seller is not required by applicable Law or the terms of such plan to transfer assets or Liabilities of, or relating thereto, to Buyer, a Buyer Corporation or an Employee Pension Benefit Plan sponsored or maintained by Buyer or a Buyer Corporation in connection with the Acquisition.

“Retained U.S. Seller Benefit Plan” shall mean any Seller Benefit plan for the benefit of Employees principally employed in the United States, and for which the Selling Corporations shall have sole Liabilities.

“Retention” shall mean an amount equal to one-half of the retention in place from time to time under the R&W Insurance Policy.

“Reverse Transition Services Agreement” shall mean the reverse transition services agreement, substantially in the form of Exhibit L, to be dated as of the Closing Date between Seller and Buyer providing for Buyer to supply certain functional and transactional support services to Seller.

“R&W Insurance Policy” shall mean that certain Buyer-Side Representations and Warranties Insurance Policy, attached as Exhibit K hereto, which has been obtained by Buyer at its sole cost, insuring Buyer and any other Buyer Indemnitee for any and all Losses (subject to the terms, conditions, limitations, and exclusions therein): (a) resulting from any breach of any representation or warranty made by Seller in this Agreement or (b) that any Buyer Indemnitee may be entitled to pursuant to Sections 9.1(a) and 10.2(e).

“Seller Affiliates” shall mean (a) the Selling Corporations and (b) the Transferred Entities.

“Seller Benefit Plan” shall mean, as at the Closing Date, each Employee Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by (a) any Transferred Entity or (b) Seller or any Asset Selling Corporation for the benefit of any Employee (or his or her dependent or beneficiary) or in which any Employee participates, in each case other than: (x) a plan, program or arrangement required to be maintained or contributed to by the Laws of the jurisdiction in which the Employee is working or (y) a governmental plan or program requiring the mandatory payment of social insurance Taxes or similar contributions to a governmental fund with respect to the wages of an Employee.

“Seller-Signed Tax Returns” shall mean (a) all Tax Returns relating to the Transferred Entities prepared or filed on an affiliated, consolidated, combined or unitary basis with Seller or any of its Affiliates (other than the Transferred Entities) and (b) all other Tax Returns (other than Transfer Tax Returns and Tax Returns of the Unconsolidated Joint Venture) for Tax periods ending on or before the Closing Date that (i) are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities or the Business and (ii) are permitted, under applicable Law, to be filed by Seller or any of its Affiliates without having received any powers of attorney from Buyer or any of its Affiliates.

“Sellers’ Transaction Expenses” means all fees, costs and expenses of the Selling Corporations, the Transferred Entities and any Affiliates thereof, in each case (i) incurred prior to and through the Closing Date or otherwise payable by any Selling Corporation, Transferred Entity or Affiliates thereof in connection with or in anticipation of the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, or in connection with or in anticipation of any alternative sale transactions considered by any of the Selling Corporations, Transferred Entities or any Affiliates thereof to the extent such fees, costs and expenses are payable or reimbursable by any Transferred Entity, which fees, costs and expenses shall include the fees, costs and expenses of legal counsel, accountants, actuaries, advisors and any other Representatives of any Selling Corporation,

Transferred Entity or Affiliate thereof in connection or in anticipation therewith, and (ii) to the extent not paid prior to the Closing.

“Selling Corporations” shall mean (a) Seller, (b) the Asset Selling Corporations and (c) the Entity Selling Corporations (it being understood that the Transferred Entities are not Selling Corporations).

“Short-Term China Bank Drafts” shall mean those China Bank Drafts with an original maturity of 90 days or less.

“Straddle Period” shall mean any Tax period that includes but does not end on the Closing Date.

“Straddle Period Tax Returns” shall mean all Tax Returns for Straddle Periods that are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities or the Business, in each case other than Transfer Tax Returns and Tax Returns of the Unconsolidated Joint Venture.

“Tax” or “Taxes” shall mean (a) all federal, state, local and foreign taxes, charges, duties, fees, levies and similar assessments imposed by a Governmental Authority, including, income, gross receipts, corporations, excise, real or personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, German electricity tax (Stromsteuer), employment, social security (or similar), withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes, escheat, unclaimed property, customs duties and indirect taxes and including all interest, penalties and additions imposed with respect to such amounts (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return and whether disputed or not), in each case other than fees, duties and other costs described in Section 2.1(i)(ii), and (b) any liability in respect of any items described in clause (a) payable by reason of any Contract, assumption, transferee, secondary or successor liability, operation of Law, or otherwise.

“Tax Attribute” shall mean any Tax attribute, including any loss, loss carry forward, credit, credit carry forward, prepaid Tax or refund, and any claim for or right to receive any of the foregoing.

“Tax Contest” shall mean an audit, review, examination or other administrative or judicial Proceeding, in each case by any Taxing Authority.

“Tax Covenant” shall mean any covenant or agreement explicitly relating to Taxes made in this Agreement or any Ancillary Agreement (including, for the avoidance of doubt, any covenant or agreement set forth in Article IX).

“Tax Law” shall mean any Law relating to the imposition of any Tax.

“Tax Return” shall mean any return, declaration, report, form, claim for refund, information return, estimate or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority exercising any authority to impose, regulate or administer the imposition of Taxes.

“Tolling Agreements” shall mean those manufacturing services agreements to be entered into as of the Closing Date pursuant to Section 7.13.

“Transfer Tax Returns” shall mean all Tax Returns that are required under applicable Law to be filed in connection with, and that relate exclusively to, Transfer Taxes, in each case other than Tax Returns of the Unconsolidated Joint Venture.

“Transfer Taxes” shall mean all transfer, documentary, stamp duty, sales, use, registration, filing, conveyance, real property transfer gains, commodities and any similar Taxes incurred in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby, in each case other than VAT.

“Transferred Companies” shall mean the entities set forth on Annex D (which annex may be updated or modified from time to time by Seller with the consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned) under the caption “Transferred Companies.”

“Transferred Company Equity Interests” shall mean the issued and outstanding equity interests in each of the Transferred Companies.

“Transferred Company Subsidiaries” shall mean the entities set forth on Annex E (which annex may be updated or modified from time to time by Seller with the consent of Buyer, such consent not to be unreasonably withheld, delayed or conditioned) under the caption “Transferred Company Subsidiaries.”

“Transferred Company Subsidiary Equity Interests” shall mean the issued and outstanding equity interests in each of the Transferred Company Subsidiaries.

“Transferred Entities” shall mean (a) the Transferred Companies and (b) the Transferred Company Subsidiaries.

“Transferred Equity Interests” shall mean the Transferred Company Equity Interests and the Transferred Company Subsidiary Equity Interests.

“Transferred German Company Equity Interests” shall mean the issued and outstanding equity interests in each of ISP Marl GmbH and Ashland Technologies GmbH.

“Transferred Non-U.S. Seller Pension Plan” shall mean any pension plan sponsored or maintained by (a) Seller or any Asset Selling Corporation for the benefit of Employees principally employed outside the United States that is expressly designated as a Transferred Non-U.S. Seller Pension Plan on Schedule 8.16 or (b) any Transferred Entity.

“Transferring Corporations” shall mean (a) Seller, (b) the Asset Selling Corporations and (c) the Transferred Entities.

“Transition Services Agreement” shall mean the transition services agreement, substantially in the form of Exhibit B, to be dated as of the Closing Date between Seller and Buyer providing for Seller to supply certain functional and transactional support services to Buyer.

“Treasury Regulations” shall mean the U.S. Treasury Regulations promulgated under the Code.

“Turkey Tolling Agreement” shall mean that certain Manufacturing Agreement, dated May 18, 2010, by and between Ashland Nederland B.V. and Boytek Recine Boya ve Kimya San. Tic. A.S., as amended.

“Unconsolidated Joint Venture” shall mean Saudi Industrial Resins Limited.

“VAT” shall mean any value-added or similar Tax incurred (whether pursuant to the Laws of the European Union or otherwise) in connection with this Agreement, the Ancillary Agreements, the Acquisition and the other transactions contemplated hereby and thereby.

Section 1.2 Index of Defined Terms. As used in this Agreement, the following terms shall have the meanings assigned to them in the respective locations set forth below:

Term	Location
338(g) Election	Section 9.10(c)
Accounting Firm	Section 2.3(c)
Accrued PTO Days	Section 8.9
Actuary	Section 2.4(c)
Affiliate Guarantee	Section 6.8
Amended Agreement	Section 2.1(h)(i)
Allocation	Section 2.6(a)
Applicable Tax Contest	Section 9.9(a)
Assumed Employee Liabilities	Annex B-1
Assumed Liabilities	Annex B-1
Assumed Tax Liabilities	Annex B-1
Assumption Agreement	Section 2.1(c)
Automatic Transferred Employee	Section 8.2(b)
Basket	Section 10.4(b)
Bonus Payment Schedule	Section 8.10(b)
Business IP	Section 5.10(b)
Business Transfer Documents	Section 2.1(f)
Buyer	Preamble
Buyer Indemnitees	Section 10.2
Buyer’s 401(k) Plan	Section 8.11
Carveout Financial Statements	Section 5.5(a)
Change of Control	Section 7.2(d)
Claim	Section 10.5
Closing Account Principles	Section 2.3(a)
Closing Date	Section 3.1

Term	Location
Closing Net Indebtedness	Section 2.3(a)
Closing Net Funded Level	Section 2.4(a)
Closing Net Working Capital Competing Transaction	Section 2.3(a) Section 7.2(d)
Competitive Activity	Section 7.6(a)
Continuing Credit Support Obligation	Section 7.9(c)
Copyright Assignment Agreement	Section 2.1(a)
Disclosure Letter	Section 1.3(c)
Domain Name Assignment Agreement	Section 2.1(a)
Environmental Loss	Section 10.7(b)(i)
Environmental Permit	Section 7.3(b)
Equity Interest Certificates	Section 2.1(a)
Estimated Holdback Tax Amount	Section 2.5
Estimated Net Working Capital	Section 2.2(b)(ii)
Estimated Net Funded Level	Section 2.2(b)(iii)
Estimated Net Indebtedness	Section 2.2(b)(i)
Estimated Statement	Section 2.2(b)
EU	Section 8.2(b)
European Employee	Section 8.2(b)
Excluded Assets	Annex A-2
Excluded Liabilities	Annex B-2
Excluded Tax Liabilities	Annex B-2
Financial Statements	Section 5.5(a)
FIRPTA Affidavits	Section 9.5
General Assignment Agreement	Section 2.1(a)
German Closing Date	Section 3.1
German PLTA Termination Agreement	Section 7.2(b)(xi)
Governmental Competition Authority	Section 7.4(a)
Indemnified Party	Section 10.5
Indemnifying Party	Section 10.5
Indemnified Tax Party	Section 9.1(c)
Indemnifying Tax Party	Section 9.1(c)
Key Customers	Section 5.22(a)
Key Suppliers	Section 5.22(a)
Like-Kind Assets	Section 9.11(a)
Marketing Excluded Assets	Annex A-2
Material Contracts	Section 5.9(a)
Net Funded Level Price Adjustment Due Date	Section 2.4(g)
Net Funded Level Statement	Section 2.4(a)
Net Working Capital Target	Section 2.2(c)(ii)
Notice of Disagreement	Section 2.3(c)
Notice of Net Funded Level Disagreement	Section 2.4(c)
Operating Income	Section 7.6(f)
Paid Bonus Schedule	Section 8.10(b)
Patent Assignment Agreement	Section 2.1(a)

Term	Location
Permitted Transaction	Section 7.2(d)
Pre-Closing Tax Indemnity	Section 9.1(a)
Price Adjustment Due Date	Section 2.3(h)
Price Adjustment Statement	Section 2.3(a)
Purchase Price	Section 2.2(a)
Refund Recipient	Section 9.10(a)
Retained Assets	Section 2.1(h)(i)
Retained Names	Section 7.10(a)
Schedule	Section 1.3(c)
Schedule Supplement	Section 12.10(b)
Seller	Preamble
Seller PTO Payment	Section 8.9
Seller Indemnitees	Section 10.3
Seller’s 401(k) Plan	Section 8.11
SPB	Section 12.17
Supply Provider	Section 9.3
Supply Recipient	Section 9.3
Tax Consideration	Section 2.6(a)
Tax Return Filer	Section 9.8(e)(i)
Trademark Assignment Agreement	Section 2.1(a)
Transferred Assets	Annex A-1
Transferred Contracts	Annex A-1
Transferred Employee	Section 8.3
Transferred Entity Voting Debt	Section 5.7(b)
Transferred Insurance Proceeds	Annex A-2
Transferred IP	Annex A-1
Transferred IP Licenses	Annex A-1
Transferred Pension Assets	Section 8.16
Transferred Pension Liabilities	Section 8.16
Transferred Plan Assets	Annex A-1
Transferred Real Property	Annex A-1
Transferred Records	Annex A-1
Transferred Tangible Personal Property	Annex A-1
Unaudited Balance Sheet	Section 5.5(a)
Unaudited Financial Statements	Section 5.5(a)
Union Contracts	Section 5.18(b)
WARN	Section 8.12
Workers’ Compensation Event	Section 8.7(b)

Section 1.3 Interpretation and Construction.

(a) Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(b) As used in this Agreement, (i) the words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement, (ii) the word “including”, and words of similar import, shall mean “including, but not limited to” and “including, without limitation”, (iii) the terms “dollars” and “U.S.$” shall mean United States Dollars, the lawful currency of the United States of America, (iv) the word “will” shall be construed to have the same meaning and effect as the word “shall”, (v) the word “or” is not exclusive, (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if,” (vii) any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders, (viii) the words “asset” and “property” shall be construed to have the same meaning and effect and (ix) references to a Person are also to its permitted successors and assigns.

(c) References to “Articles”, “Sections”, “Annexes” or “Exhibits” shall mean the Articles or Sections of, or the Annexes, or Exhibits to, this Agreement, as the case may be, except as may be otherwise specified. When a reference is made in this Agreement to a “Schedule”, such reference shall be to the Schedules to the Disclosure Letter delivered by Seller to Buyer on the date hereof (the “Disclosure Letter”). All terms defined in this Agreement shall have their defined meanings when used in any Annex, Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein.

(d) Except as otherwise specifically provided in this Agreement, any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein.

(e) Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

(f) Each accounting term set forth herein and not otherwise defined shall have the meaning accorded it under GAAP as applied on a consistent basis by Seller to the Business. For the avoidance of doubt, in the event of any discrepancy between GAAP and the provisions of this Agreement, the provisions of this Agreement shall control.

(g) If any provision in a definition is a substantive provision conferring rights or imposing obligations on any party hereto, notwithstanding that it appears only in this Article I, effect shall be given to it as if it were a substantive provision of this Agreement. Definitions set forth in the Preamble and the Recitals shall be given effect as substantive provisions of this Agreement.

(h) Where any term is defined within the context of any particular Section or clause in this Agreement (including the Recitals), the term so defined, unless it is clear from the Section or clause in question that the term so defined has limited application only to the relevant

Section or clause, shall bear the meaning ascribed to it for all purposes in this Agreement, notwithstanding that that term has not been defined in this Article I.

(i) Where any payment falls due or any other obligation is to be performed on a day that is not a Business Day in the jurisdiction where such payment is to be made or such obligation is to be performed, then such payment shall be made or such obligation performed on the next succeeding Business Day.

(j) Except as otherwise specifically provided in this Agreement, where any number of days is prescribed in relation to the doing of a particular thing or in respect of a period of time, those days will be calculated exclusive of the first day and inclusive of the last day.

(k) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

ARTICLE II

PURCHASE AND SALE

Section 2.1 Transferred/Excluded Assets; Transferred Company Equity Interests; Assumed/Excluded Liabilities.

(a) Transferred Assets. Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, (i) Seller will, and will cause the Asset Selling Corporations to, sell, assign, transfer, convey, and deliver to Buyer (or its applicable Affiliates), and Buyer (or its applicable Affiliates) will purchase, acquire and accept, the Transferred Assets and (ii) Seller will cause the Entity Selling Corporations to sell, assign, transfer, convey, and deliver to Buyer (or its applicable Affiliates), and Buyer (or its applicable Affiliates) will purchase, acquire and accept, the Transferred Company Equity Interests, in each case of subparts (i) and (ii) free and clear of all Encumbrances other than Permitted Encumbrances. Accordingly, Seller will, or will cause the other Selling Corporations to, execute and deliver at the Closing, as applicable, a general copyright assignment in the form of Exhibit C (the “Copyright Assignment Agreement”), a general domain name assignment in the form of Exhibit D (the “Domain Name Assignment Agreement”), a general assignment and bill of sale in the form of Exhibit E (the “General Assignment Agreement”), a general patent assignment in the form of Exhibit F (the “Patent Assignment Agreement”), a general trademark assignment in the form of Exhibit G (the “Trademark Assignment Agreement”), such other instruments of conveyance, assignment and transfer as Buyer and Seller reasonably agree upon and, with respect to Transferred Company Equity Interests that are certificated, certificates representing the Transferred Company Equity Interests (the “Equity Interest Certificates”), duly endorsed by the applicable Entity Selling Corporations, for transfer to Buyer or the designated Buyer Corporation (or accompanied by duly executed undated blank stock powers) with appropriate transfer stamps, if any, affixed, in each case to convey to Buyer all of the Selling Corporations’ right, title and interest in and to the Transferred Assets and the Transferred Company Equity Interests. Seller shall bear all risk of loss with respect to the Transferred Assets and the Transferred Company Equity Interests (in

each case, whether or not covered by insurance) up to the time of the Closing, whereupon such risk of loss with respect to the Transferred Assets and the Transferred Company Equity Interests shall pass to Buyer.

(b) Excluded Assets. Anything to the contrary herein notwithstanding, Buyer is not purchasing pursuant to this Agreement or any of the transactions contemplated hereby any right, title or interest in any Excluded Asset.

(c) Assumed Liabilities. At the Closing, Buyer shall assume (or cause its applicable Affiliates to assume) the Assumed Liabilities and shall agree to satisfy and discharge when due the Liabilities of Seller and its Affiliates that are Assumed Liabilities as defined in Annex B-1; provided that, for the avoidance of doubt, Buyer shall not be released from any Liability hereunder if it assigns any of its rights or Liabilities hereunder to any Buyer Corporation or any third party or causes its applicable Affiliates to assume the Assumed Liabilities. Buyer shall promptly reimburse Seller for the performance by Seller or any of its Affiliates of any Assumed Liability the performance of which by, or on behalf of, Buyer or any of its Affiliates is not accepted by the obligee in the exercise of such obligee’s lawful rights. After the Closing, Buyer shall pay or cause to be paid all Assumed Liabilities as and when such Liabilities become due. Buyer will execute and deliver, and will cause any applicable Affiliates to execute and deliver, to Seller at the Closing an assumption agreement in the form of Exhibit H (the “Assumption Agreement”) and such other agreements and instruments as Seller may reasonably request, whereby Buyer (and its applicable Affiliates) agrees to assume and undertakes to pay, perform and discharge, as and when due, the Assumed Liabilities.

(d) Excluded Liabilities. Neither Buyer nor any of its Affiliates shall assume or be obligated to pay, perform or otherwise discharge any Excluded Liability as defined in Annex B-2.

(e) Local Offer Letters. Notwithstanding anything herein to the contrary, on the date of this Agreement the Buyer shall transmit to each of the Excepted Selling Corporations a Local Offer Letter. If the Local Offer Letter is accepted by the applicable Excepted Selling Corporation at the Closing (i) Seller will cause the applicable Excepted Selling Corporation to, and the applicable Excepted Selling Corporation will, sell, convey, assign and transfer to Buyer and Buyer will purchase, acquire and accept those Transferred Assets and/or those Transferred Company Equity Interests that are the subject of the Local Offer Letter and (ii) Buyer will assume those Assumed Liabilities that are the subject of the Local Offer Letter, in each case pursuant to the terms and conditions set forth in this Agreement and the applicable Business Transfer Documents.

(f) Business Transfer Documents. To the extent required or desirable under applicable foreign Law to effect the transactions contemplated hereunder, the parties shall execute and deliver or cause their respective Affiliates to execute and deliver such stock, asset and/or business transfer agreements, bills of sale, deeds, assignments, assumptions and other documents and instruments of sale, conveyance, assignment, transfer and assumption (the “Business Transfer Documents”) as are necessary to effect any sale, assignment, transfer, conveyance, and delivery of the Transferred Assets, the Transferred Company Equity Interests or the Employees or any assumption of the Assumed Liabilities in each territory set forth on Annex

H (which annex may be updated or modified from time to time by agreement of Buyer and Seller) at the Closing. The Business Transfer Documents shall be in form and substance reasonably agreed to by the parties and as is usual and customary in the applicable jurisdiction; provided that, the parties agree and acknowledge that the Business Transfer Documents are intended solely to formalize the terms and conditions of this Agreement in order to comply with any applicable foreign Law and shall be, in all respects, consistent with the terms and conditions set forth in this Agreement. In the event of any inconsistency between this Agreement and a Business Transfer Document, this Agreement shall control.

(g) Transferred Assets and Transferred Company Equity Interests Subject to Third Party Consent. To the extent that the sale, conveyance, assignment or transfer or attempted sale, conveyance, assignment or transfer to Buyer or a Buyer Corporation of any Transferred Asset or Transferred Company Equity Interest is prohibited by any applicable Law or would require any governmental or third party Consents and such Consents shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, conveyance, assignment or transfer, or an attempted sale, conveyance, assignment or transfer thereof. During the period commencing on the date hereof and continuing until one hundred eighty (180) days after the Closing, (a) each of Buyer, the Buyer Corporations and the Selling Corporations shall provide or cause to be provided to the other parties all commercially reasonable assistance as is reasonably requested in connection with securing such Consents, and (b) if any Consents are not secured prior to the Closing, pending the earlier of obtaining such Consent or the expiration of such one hundred eighty (180) day period, Buyer, the Buyer Corporations and the Selling Corporations shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement reasonably proposed by either Buyer or Seller under which Buyer or a Buyer Corporation shall obtain the benefits and obligations of use of any such Transferred Asset or the ownership of any such Transferred Company Equity Interest held by the Seller Affiliate following the Closing; provided, however, that no Selling Corporation shall be required to pay any consideration therefor, or to commence, defend or participate in any Proceeding or offer or grant any accommodation (financial or otherwise) to any third party; provided further that Buyer shall indemnify and hold harmless the Seller Indemnitees from and against any and all Losses arising out of or relating to any Transferred Asset or Transferred Company Equity Interest held by any Selling Corporation for the benefit of Buyer or any Buyer Corporation pursuant to any arrangement established pursuant to clause (b), to the extent related to any period of such arrangement. If such Consent is obtained, Seller shall assign, convey and transfer any such Transferred Asset or Transferred Company Equity Interest to Buyer at no additional cost. If such Consent is not obtained within one hundred eighty (180) days after the Closing, Seller will be deemed to have fulfilled its obligations under this Agreement and under no circumstances shall the Consideration be reduced or Seller or its Affiliates be subject to any Liability on account of the failure to obtain any such Consent. Buyer further agrees that no representation, warranty or covenant of Seller contained in this Agreement shall be breached or deemed breached, and no condition to Buyer’s obligations to close the transactions contemplated by this Agreement shall be deemed not satisfied as a result of (x) the failure to obtain any such Consent or as a result of any resulting default or termination or (y) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any Consent or any resulting default or termination.

(h) Certainty of Closing.

(i) Notwithstanding anything else in this Agreement to the contrary, if the Closing has not occurred within two hundred forty (240) days of the date hereof due to a failure to obtain Consents required to meet the Closing conditions set forth in Section 4.1, or due to any Proceeding instituted by any Governmental Authority preventing the consummation of the Acquisition, then: (A) the parties shall amend this agreement (the “Amended Agreement”) to remove the inclusion of any and all Transferred Assets, Transferred Company Equity Interests or assets and properties of the Transferred Entities which would otherwise have the effect of delaying or preventing the consummation of the transactions contemplated hereby (the “Retained Assets”); (B) Buyer shall take any and all steps necessary to promptly obtain (but in any event within two hundred seventy (270) days of the date hereof) any Consents that may be or become necessary to allow the parties to close the transactions contemplated by the Amended Agreement, which steps will include promptly making all filings and notifications, if any, to any applicable Governmental Authority and providing all appropriate Governmental Authorities any additional information and documentary material that may be requested; provided that nothing in the Amended Agreement shall require Buyer to propose, negotiate, commit to or effect, by consent decree, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of any interest, product lines or assets of INEOS Group or the assets and interests being acquired under the Amended Agreement, nor require Buyer to otherwise take or commit to take actions that after consummation of the transactions contemplated by the Amended Agreement would limit INEOS Group’s freedom of action with respect to any of the businesses, product lines or assets of INEOS Group or the assets and interests being acquired under the Amended Agreement; and (C) the parties will close the transactions contemplated by the Amended Agreement within two hundred seventy (270) days of the date hereof with no reduction to the Consideration. It is acknowledged and agreed that the parties shall each pay one-half of any filing fee required in connection with any filing or notification made to any applicable Governmental Authority pursuant to Section 2.1(h)(i)(B).

(ii) After the Closing, Seller shall continue to operate the Retained Assets in a commercially reasonable manner, and shall use its commercially reasonable efforts to sell, divest or dispose of the Retained Assets at Buyer’s sole cost and expense on terms and conditions substantially similar to the terms and conditions set forth herein; provided that, notwithstanding the foregoing, Seller shall be permitted to sell the Retained Assets on terms and conditions that Seller believes, in its sole judgment but acting reasonably, are the most favorable terms that have been offered to Seller in respect of the assets; provided further that Seller agrees not to sell, divest or dispose of the Retained Assets for a price less than the book value of the Retained Assets as of the date of this Agreement. Seller shall permit Buyer, at Buyer’s option and expense, to participate in the negotiation of any such sale, divestiture or disposal, but Seller shall retain sole authority to make all determinations regarding the terms and conditions of the sale. Upon the receipt of any purchase price for the divestiture of the Retained Assets, Seller shall notify Buyer and, within five (5) Business Days of receipt of wire instructions from Buyer, wire such funds to Buyer. If Seller is unable to sell, divest or dispose of the Retained Assets within eighteen (18) months, Seller agrees to reimburse Buyer at an amount equal to the book value of the Retained Assets as of the date of this Agreement.

(i) Buyer’s Recording and Similar Responsibilities. Notwithstanding the foregoing provisions of this Section 2.1, it shall be Buyer’s responsibility (i) to prepare the applicable Copyright assignments, Patent assignments and Trademark assignments and to record such assignments following execution thereof by Seller or an Asset Selling Corporation at the Closing and (ii) to bear all fees, duties and other costs payable in connection with (A) the transfer of the Business IP and (B) the recording and registration of title to the Transferred Assets and Transferred Equity Interests in the name of Buyer, the Buyer Corporations and their Affiliates.

Section 2.2 Purchase Price at Closing.

(a) At the Closing, Buyer shall pay (or shall cause one or more of its Affiliates as Buyer may designate to pay), on behalf of Buyer and the Buyer Corporations, to Seller (or one or more of its Affiliates as Seller may designate), on behalf of Seller and the other Selling Corporations, an amount equal to U.S.$1,100,000,000 (the “Purchase Price”), which amount shall be adjusted pursuant to Section 2.2(c). The Purchase Price shall be paid in immediately available funds by wire transfer in accordance with written instructions given by Seller to Buyer not less than two (2) Business Days prior to the Closing or such later time as may be agreed by Seller and Buyer. Following the Closing, the Purchase Price shall be subject to further adjustment as provided for in Sections 2.3 and 2.4.

(b) On or prior to the third (3rd) Business Day prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Estimated Statement”) setting forth good faith estimates of the following amounts: (i) the Net Indebtedness as of the Closing Date (the “Estimated Net Indebtedness”), (ii) the Net Working Capital as of the Closing Date (the “Estimated Net Working Capital”), and (iii) the Net Funded Level as of the Closing Date (the “Estimated Net Funded Level”). The Estimated Statement shall be unaudited and, with respect to the Estimated Net Indebtedness, the Estimated Net Working Capital and the components thereof, prepared consistent with the Closing Account Principles.

(c) The Purchase Price specified in Section 2.2(a) to be paid at the Closing shall be:

(i) (A) increased, if the Estimated Net Indebtedness is a negative number, on a dollar-for-dollar basis by the amount equal to the absolute value of the Estimated Net Indebtedness or (B) decreased, if the Estimated Net Indebtedness is a positive number, on a dollar-for-dollar basis by the amount equal to the Estimated Net Indebtedness;

(ii) (A) increased, if the Estimated Net Working Capital exceeds U.S.$135,000,000 (the “Net Working Capital Target”), on a dollar-for-dollar basis by the amount of such excess or (B) decreased, if the Estimated Net Working Capital is less than the Net Working Capital Target, on a dollar-for-dollar basis by the amount of such deficit;

(iii) (A) increased, if the Estimated Net Funded Level is a negative number, on a dollar-for-dollar basis by the amount equal to the absolute value of the Estimated Net Funded Level or (B) decreased, if the Estimated Net Funded Level is a positive number, on a dollar-for-dollar basis by the amount equal to the Estimated Net Funded Level; and

(iv) decreased on a dollar-for-dollar basis by an amount equal to the Estimated Holdback Tax Amount required to be held back pursuant to Section 2.5, if any.

(d) Notwithstanding anything to the contrary in this Agreement, including Section 2.2(a), the portions of the Purchase Price to be paid for the transactions listed on Annex K shall be paid as set forth on Annex K. With respect to any transaction listed on Annex K in which an Affiliate of Buyer is to pay Seller or an Affiliate of Seller in a currency other than dollars (or in which Buyer is required to convert dollars into another currency and then convert that currency into dollars and then pay Seller or an Affiliate of Seller in dollars), the exchange rate to be used in determining the amount of such local currency (or dollars) to be paid in respect of the Transferred Assets or Transferred Company Equity Interests transferred in such transaction shall be equal to the exchange rate actually received by such Affiliate of Buyer in obtaining such local currency (or dollars); provided that such Affiliate of Buyer will use its commercially reasonable efforts to obtain the most favorable exchange rate possible.

Section 2.3 Purchase Price Adjustment following Closing for Net Working Capital and Net Indebtedness.

(a) Within ninety-five (95) days after the Closing Date, Seller shall prepare and deliver to Buyer a statement (in its draft form, the “Price Adjustment Statement”), setting forth (i) the Net Working Capital transferred to Buyer (the “Closing Net Working Capital”) and (ii) the Net Indebtedness (the “Closing Net Indebtedness”), in each case as of the Effective Time, which statement shall include a worksheet setting forth in reasonable detail how such amount was calculated on an entity-by-entity basis. The Price Adjustment Statement shall be unaudited and prepared in accordance with Seller’s accounting principles set forth on Annex I (the “Closing Account Principles”). To the extent that the Closing Net Working Capital is greater than or less than the Estimated Net Working Capital, the Purchase Price shall be adjusted as described in Section 2.3(f) below. To the extent that the Closing Net Indebtedness is greater than or less than the Estimated Net Indebtedness, the Purchase Price shall be adjusted as described in Section 2.3(g) below. The Price Adjustment Statement shall be in the form of Schedule 2.3(a), which sets forth an example of the calculation of Net Working Capital and Net Indebtedness as of June 30, 2018.

(b) In connection with the preparation and review of the Price Adjustment Statement, (i) Buyer shall (A) assist, and shall cause its Affiliates to assist, Seller, its accountants, advisors and other Representatives in Seller’s preparation of the Price Adjustment Statement and (B) afford to Seller, its accountants, advisors and other Representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Buyer or any of its Affiliates to the extent relevant to the preparation of the Price Adjustment Statement (including any taking and preparing of physical counts of Inventory) and (ii) Seller shall afford to Buyer, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Seller or any of its Affiliates to the extent relevant to the review of the Price Adjustment Statement.

(c) The Price Adjustment Statement shall become final and binding upon the parties on the sixtieth (60th) day following receipt thereof by Buyer unless Buyer gives written notice of its disagreement (a “Notice of Disagreement”) to Seller prior to such date. Any Notice of Disagreement shall specify (i) in reasonable detail the nature and amount of any disagreement so asserted; (ii) disagreements with respect to (and only with respect to) (A) whether the calculation of Closing Net Working Capital or Closing Net Indebtedness was prepared in accordance with this Section 2.3, specifically, whether the Closing Account Principles were used, and (B) whether there were mathematical errors in the Price Adjustment Statement; and (iii) the amount that Buyer reasonably believes is the correct Closing Net Working Capital or Closing Net Indebtedness, as applicable, based on the disagreements set forth in the Notice of Disagreement, including a reasonably detailed description of the adjustments applied to the Price Adjustment Statement in calculating such amount. If a timely Notice of Disagreement is received by Seller, then the Price Adjustment Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve any differences they have with respect to any matter specified in the Notice of Disagreement or (y) the date BDO USA LLP or, if BDO USA LLP is unable or unwilling to serve, another accounting firm mutually agreed upon by Seller and Buyer (such firm, the “Accounting Firm”) delivers the final Price Adjustment Statement to the parties (in accordance with the procedure set forth in this Section 2.3).

(d) During the thirty (30) day period immediately following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Disagreement. At the end of such thirty (30) day period, Seller and Buyer shall submit for review and resolution by the Accounting Firm any and all matters that were included in the Notice of Disagreement and remain in dispute, and the Accounting Firm shall make a final determination of the values set forth on the Price Adjustment Statement (and shall use such determination to prepare the final Price Adjustment Statement), which determination shall be binding on the parties; provided, however, the scope of such determination by the Accounting Firm shall be limited to: (i) those matters that remain in dispute and that were included in the Notice of Disagreement (including any sub-matters subordinate to a larger included matter), (ii) whether such calculation was prepared in accordance with this Section 2.3 (including related definitions of defined terms used herein), specifically, whether the Closing Account Principles were used, and (iii) whether there were mathematical errors in the Price Adjustment Statement, and the Accounting Firm is not authorized or permitted to make any other determination. Without limiting the generality of the foregoing, the Accounting Firm is not authorized or permitted to make any determination as to the accuracy of Section 5.5 or any other representation or warranty in this Agreement or as to compliance by Seller or any of its Affiliates with any of the covenants in this Agreement (other than this Section 2.3). The determinations of the Accounting Firm shall be final and binding, absent fraud, bad faith or manifest error. Judgment may be entered upon the determination of the Accounting Firm in the Delaware Court of Chancery or any other court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accounting Firm pursuant to this Section 2.3 shall be borne one-half each by Buyer and Seller.

(e) A party claiming that any other party has failed to comply with its obligations under Section 2.3(b) to provide access to information may initiate the appointment of the Accounting Firm by making a written request directly to BDO USA LLP. If any party initiates the appointment of the Accounting Firm under this Section 2.3(e), the Accounting Firm shall have the authority: (i) to determine if a party has complied with its obligations to provide access to the information required pursuant to Section 2.3(b) and to order that a party comply with any such obligations; (ii) to extend any deadlines set forth in this Section 2.3, including the immediate temporary suspension of such deadlines during the time period necessary to resolve the disputed issue; and (iii) to allow a party the right to amend any prior Price Adjustment Statement or Notice of Disagreement where it finds that such party had been prejudiced by the failure to have been provided access to such information.

(f) If the final Price Adjustment Statement discloses that Closing Net Working Capital exceeds the Estimated Net Working Capital, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price. If the final Price Adjustment Statement discloses that the Closing Net Working Capital is less than the Estimated Net Working Capital, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that the Closing Net Working Capital is equal to the Estimated Net Working Capital, then there shall be no adjustment under this Section 2.3(f) to the Purchase Price.

(g) If the final Price Adjustment Statement discloses that Estimated Net Indebtedness exceeds the Closing Net Indebtedness, then the amount of such excess shall be added on a dollar-for-dollar basis to the Purchase Price. If the final Price Adjustment Statement discloses that Estimated Net Indebtedness is less than the Closing Net Indebtedness, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such deficit. If the final Price Adjustment Statement discloses that Estimated Net Indebtedness is equal to Closing Net Indebtedness, then there shall be no adjustment under this Section 2.3(g) to the Purchase Price.

(h) No payment pursuant to this Section 2.3 need be made by either party until the date that is fifteen (15) Business Days after the determination of the final Price Adjustment Statement (the “Price Adjustment Due Date”); provided that on or before the Price Adjustment Due Date, Buyer or Seller (or one or more of its Affiliates as may be designated by such party) shall pay or cause to be paid to the other party (or one or more of its Affiliates as may be designated by such party), in immediately available funds by wire transfer to one or more bank accounts designated in writing at least two (2) Business Days prior to the Price Adjustment Due Date by the party receiving payment, cash in dollars in an amount equal to the aggregate Purchase Price adjustment under Sections 2.3(f) and 2.3(g), if any, together with interest on such amount from the Closing Date to the date of such payment, at a rate equal to the Interest Rate on the Closing Date.

Section 2.4 Purchase Price Adjustment following Closing for Net Funded Level.

(a) Within one hundred twenty (120) days after the Closing Date, Seller shall prepare, or shall have prepared by a third party engaged by Seller at Seller’s sole cost and expense, and deliver to Buyer a statement (in its draft form, the “Net Funded Level Statement”) setting forth the Net Funded Level determined as of the day prior to the Closing Date, with respect to the Transferred Employees who participated in the applicable Transferred Non-U.S. Seller Pension Plans as of the day prior to the Closing Date (the “Closing Net Funded Level”), which statement shall include a worksheet setting forth in reasonable detail how such amount was calculated on an entity-by-entity basis. To the extent that the Closing Net Funded Level is greater than or less than the Estimated Net Funded Level, the Purchase Price shall be adjusted as described in Section 2.4(f) below.

(b) In connection with the preparation and review of the Net Funded Level Statement, (i) Buyer shall (A) assist, and shall cause its Affiliates to assist, Seller, its accountants, advisors and other Representatives in Seller’s preparation of the Net Funded Level Statement and (B) afford to Seller, its accountants, advisors and other Representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Buyer or any of its Affiliates to the extent relevant to the preparation of the Net Funded Level Statement and (ii) Seller shall afford to Buyer, its accountants, advisors and other representatives, reasonable access during normal business hours to the personnel, properties, books and records of the Business in the possession of Seller or any of its Affiliates to the extent relevant to the review of the Net Funded Level Statement.

(c) The Net Funded Level Statement shall become final and binding upon the parties on the sixtieth (60th) day following receipt thereof by Buyer unless Buyer gives written notice of its disagreement (a “Notice of Net Funded Level Disagreement”) to Seller prior to such date. Any Notice of Net Funded Level Disagreement shall specify (i) in reasonable detail the nature and amount of any disagreement so asserted, (ii) disagreements with respect to (and only with respect to) (A) whether the calculation of the Closing Net Funded Level was prepared in accordance with this Section 2.4 (including related definitions of defined terms used herein) and (B) whether there were mathematical errors in the Net Funded Level Statement and (iii) the amount that Buyer reasonably believes is the correct Closing Net Funded Level based on the disagreements set forth in the Notice of Net Funded Level Disagreement, including a reasonably detailed description of the adjustments applied to the Net Funded Level Statement in calculating such amount. If a timely Notice of Net Funded Level Disagreement is received by Seller, then the Net Funded Level Statement (as revised in accordance with clause (x) or (y) below) shall become final and binding upon the parties on the earlier of (x) the date the parties hereto resolve all differences they have with respect to all matters specified in the Notice of Net Funded Level Disagreement or (y) the date Willis Towers Watson or, if Willis Towers Watson is unable or unwilling to serve, another independent actuary upon which Seller and Buyer shall mutually agree (the “Actuary”) delivers the final Net Funded Level Statement to the parties (in accordance with the procedures set forth in this Section 2.4).

(d) During the thirty (30) day period immediately following the delivery of a Notice of Net Funded Level Disagreement, Seller and Buyer shall seek in good faith to resolve in writing any differences they may have with respect to any matter specified in the Notice of Net Funded Level Disagreement. At the end of such thirty (30) day period, Seller and Buyer shall submit for review and resolution by the Actuary any and all matters that were included in the Notice of Net Funded Level Disagreement and remain in dispute, and the Actuary shall make a final determination of the values set forth on the Net Funded Level Statement (and shall use such determination to prepare the final Net Funded Level Statement), which determination shall be binding on the parties; provided, however, the scope of such determination by the Actuary shall be limited to: (i) those matters that remain in dispute and that were included in the Notice of Net Funded Level Disagreement (including any sub-matters subordinate to a larger included matter), (ii) whether such calculation was prepared in accordance with this Section 2.4 and (iii) whether there were mathematical errors in the Net Funded Level Statement, and the Actuary is not

authorized or permitted to make any other determination. Without limiting the generality of the foregoing, the Actuary is not authorized or permitted to make any determination as to the accuracy of any representation or warranty in this Agreement or as to compliance by Seller or any of its Affiliates with any of the covenants in this Agreement (other than this Section 2.4). The determinations of the Actuary shall be final and binding, absent fraud, bad faith or manifest error. Judgment may be entered upon the determination of the Actuary in Delaware Court of Chancery or any other court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Actuary pursuant to this Section 2.4 shall be borne one-half each by Buyer and Seller.

(e) A party claiming that any other party has failed to comply with its obligations under Section 2.4(b) to provide access to information may initiate the appointment of the Actuary by making a written request directly to Willis Towers Watson. If any party initiates the appointment of the Actuary under this Section 2.4(e), the Actuary shall have the authority: (i) to determine if a party has complied with its obligations to provide access to the information required pursuant to Section 2.4(b) and to order that a party comply with any such obligations; (ii) to extend any deadlines set forth in this Section 2.4, including the immediate temporary suspension of such deadlines during the time period necessary to resolve the disputed issue; and (iii) to allow a party the right to amend any prior Net Funded Level Statement or Notice of Net Funded Level Disagreement where it finds that such party had been prejudiced by the failure to have been provided access to such information.

(f) If the final Net Funded Level Statement discloses that the Closing Net Funded Level is less than the Estimated Net Funded Level, then the amount of such deficit shall be added on a dollar-for-dollar basis to the Purchase Price. If the final Net Funded Level Statement discloses that the Closing Net Funded Level exceeds the Estimated Net Funded Level, then the Purchase Price shall be reduced on a dollar-for-dollar basis by the amount of such excess. If the final Net Funded Level Statement discloses that the Closing Net Funded Level is equal to the Estimated Net Funded Level, then there shall be no adjustment to the Purchase Price in respect of the Closing under this Section 2.4(f).

(g) No payment pursuant to this Section 2.4 need be made by either party until the date that is fifteen (15) Business Days after the determination of the final Net Funded Level Statement (the “Net Funded Level Price Adjustment Due Date”); provided that on or before the Net Funded Level Price Adjustment Due Date, (i) Buyer or Seller (or one or more of its Affiliates as may be designated by such party) shall pay or cause to be paid to the other party (or one or more of its Affiliates as may be designated by such party), in immediately available funds by wire transfer to one or more bank accounts designated in writing at least two (2) Business Days prior to the Net Funded Level Price Adjustment Due Date by the party receiving such payment, cash in dollars in an amount equal to the Purchase Price adjustment under Section 2.4(f), if any, together with interest on such amount from the Closing Date to the date of such payment, at a rate equal to the Interest Rate on the Closing Date.

Section 2.5 Holdback Taxes. At least fifteen (15) days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement setting forth Seller’s good faith estimate of the aggregate amount of Holdback Taxes (the “Estimated Holdback Tax Amount”), calculated as of the last day of the most recent calendar month prior to such date. If the Estimated Holdback

Tax Amount is in excess of five million dollars (U.S.$5,000,000), Seller and Buyer shall (i) hold back the Estimated Holdback Tax Amount from the Purchase Price to be paid at Closing, and (ii) cooperate and negotiate with each other in good faith to make any necessary amendments to this Agreement regarding the holdback, payment and settlement of any Holdback Taxes and the settlement of the Estimated Holdback Tax Amount (including payment to Seller of any excess amounts thereof), all within a reasonable time after the Closing Date.

Section 2.6 Allocation of the Consideration.

(a) (i) No later than thirty (30) days prior to the Closing Date, Seller shall prepare and deliver to Buyer a proposed allocation for Tax, financial accounting and all other purposes that (A) allocates the Purchase Price plus any Assumed Liabilities treated as purchase price for Tax purposes (the “Tax Consideration”) among the Transferred Assets and the Transferred Company Equity Interests as of the Effective Time separately and on an entity-by-entity, country-by-country and asset-class-by-asset-class basis, and (B) is in accordance with Section 1060 of the Code, the regulations promulgated thereunder and any similar, applicable provisions of state, local or foreign Law (as modified pursuant to this Section 2.6, the “Allocation”).

(ii) No later than the tenth (10th) Business Day following Buyer’s receipt of a proposed allocation pursuant to Section 2.6(a)(i), Buyer shall deliver to Seller, in writing, any good faith objections to such proposed allocation. If Buyer does not deliver to Seller any such objections pursuant to this Section 2.6(a)(ii), the allocation proposed by Seller pursuant to Section 2.6(a)(i) shall become the Allocation. If Buyer delivers to Seller any such objections pursuant to this Section 2.6(a)(ii):

(A) Buyer and Seller shall negotiate with one another in good faith to agree upon an allocation that is in accordance with Sections 2.6(a)(i)(A) and (B), and any such allocation agreed upon by the parties in writing prior to the Closing Date shall become the Allocation (it being understood, for the avoidance of doubt, that reaching such agreement shall not be a condition to Closing); and

(B) if Buyer and Seller are unable to agree upon an allocation pursuant to clause (A) above, then (1) prior to the Closing Date, the parties hereto shall prepare a written schedule of the portions of a proposed allocation of the Tax Consideration that they have agreed upon to date, if any, which schedule shall be final and binding on the parties and (2) subject to Section 2.6(c), and to the extent not inconsistent with the Allocation (and the schedule described in clause (1), if applicable), each party hereto shall be entitled to use its own allocation of the Tax Consideration as such party deems appropriate.

(iii) Seller and Buyer shall allocate the Net Working Capital Target among the Seller Affiliates on an entity-by-entity basis.

(b) Seller (i) shall amend the Allocation (and the schedule described in Section 2.6(a)(ii)(B)(1), if applicable) on or prior to the Closing Date to reflect, to the extent not already reflected, (A) any Purchase Price adjustments made pursuant to Section 2.2(c) and (B)

the Estimated Net Working Capital, Estimated Net Indebtedness and Estimated Net Funded Level, (ii) shall amend the Allocation (and the schedule described in Section 2.6(a)(ii)(B)(1), if applicable) to reflect (A) any payments made pursuant to Sections 2.3 and 2.4, (B) the Net Working Capital and Net Indebtedness set forth in the Price Adjustment Statement finalized pursuant to Section 2.3 and (C) the Net Funded Level set forth in the Net Funded Level Statements finalized pursuant to Section 2.4 and (iii) may amend the Allocation (and the schedule described in Section 2.6(a)(ii)(B)(1), if applicable) to reflect any adjustments to the Consideration under this Agreement for Tax purposes not described in clause (i) or (ii), in each case in a manner reasonably consistent with the circumstances giving rise to such payments or adjustments (as applicable) and with the review and negotiation procedures set forth in Section 2.6(a).

(c) Except as required by applicable Law, (i) Seller and Buyer shall, and shall cause each of their respective Affiliates to, (A) act in accordance with the Allocation (and the schedule described in Section 2.6(a)(ii)(B)(1), if applicable) for all purposes, including with respect to any forms or reports (including IRS Form 8594) filed pursuant to Section 1060 of the Code, Treasury Regulations or any other provisions of applicable Law, (B) cooperate in the preparation of any such forms or reports and (C) timely file such forms or reports in the manner required by applicable Law and (ii) Seller and Buyer shall not, and shall cause each of their respective Affiliates not to, take any position that is inconsistent with either the Allocation or the schedule described in Section 2.6(a)(ii)(B)(1) if applicable in any communication (whether written or unwritten) with any Governmental Authority.

(d) In the event that either the Allocation or the schedule described in Section 2.6(a)(ii)(B)(1) if applicable is disputed by any Taxing Authority, (i) the party receiving notice of the dispute shall promptly notify the other party hereto of such notice, (ii) both Seller and Buyer shall use commercially reasonable efforts to defend the Allocation (and the schedule described in Section 2.6(a)(ii)(B)(1), if applicable) in all Tax Contests and similar Proceedings and (iii) the dispute shall be deemed to be an Applicable Tax Contest for purposes of Section 9.9(b) and shall be governed by the procedures for Applicable Tax Contests in such subsection (and not those for third party claims in Section 10.6).

Section 2.7 Withholding. Seller, Buyer, the Transferred Entities and their Affiliates shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement or any Ancillary Agreement any Taxes required to be withheld and deducted under applicable Law, and to the extent amounts are so withheld or deducted, such amounts shall be treated as having been paid to the applicable Person with respect to whom such withholding or deduction was made; provided, however, that such applicable Person must be given reasonable notice prior to any such withholding.

ARTICLE III

CLOSING

Section 3.1 Closing. Except for the Transferred German Company Equity Interests, the Closing shall take place at the offices of Squire Patton Boggs (US) LLP, at 30 Rockefeller Plaza, New York, New York 10112, or by the electronic exchange of documents and signatures by the parties hereto, at 10:00 a.m., Eastern Time, on the first date that is both (i) at least three

(3) Business Days following the satisfaction (or, to the extent permitted, waiver by the parties entitled to the benefits thereof) of all the conditions set forth in Article IV and (ii) the last Business Day of the month, or at such other times and places as the parties hereto may mutually agree. The date on which the Closing occurs in the United States is the Closing Date (the “Closing Date”). Closing in respect of the Transferred German Company Equity Interests shall take place with the lapse of the day of the Closing Date in Central Europe (CET), specifically and precisely, at 24 hours CET / 00 hours CET the next day thereafter (the “German Closing Date”). All of the actions to be taken and documents to be executed and delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein. The Closing shall be deemed to be effective as to each jurisdiction in which the Transferred Assets and the Transferred Company Equity Interests are sold, assigned, transferred, conveyed, and delivered to, and the Assumed Liabilities are assumed by, Buyer or the applicable Buyer Corporation as of the Effective Time.

Section 3.2 Closing; Deliveries.

(a) At the Closing, Seller, for itself and as agent for the other Selling Corporations, shall deliver or cause to be delivered (unless delivered previously) to Buyer, for itself and as agent for the Buyer Corporations:

(i) duly executed Transition Services Agreement;

(ii) duly executed Copyright Assignment Agreement as contemplated by Section 2.1(a);

(iii) duly executed Domain Name Assignment Agreement as contemplated by Section 2.1(a);

(iv) duly executed General Assignment Agreement as contemplated by Section 2.1(a);

(v) duly executed Patent Assignment Agreement as contemplated by Section 2.1(a);

(vi) duly executed Trademark Assignment Agreement as contemplated by Section 2.1(a);

(vii) the Equity Interest Certificates as contemplated by Section 2.1(a)

(viii) duly executed Business Transfer Documents for each applicable jurisdiction as contemplated by Section 2.1(f);

(ix) duly executed Tolling Agreements;

(x) the officer’s certificate referred to in to Section 4.2(c);

(xi) the resignations of all directors and officers of the Transferred Entities; and

(xii) duly executed Reverse Transition Services Agreement.

(b) At the Closing, Buyer, for itself and as agent for the Buyer Corporations, shall deliver (unless delivered previously) to Seller, for itself and as agent for the other Selling Corporations:

(i) the Purchase Price by wire transfer in dollars in immediately available funds in accordance with the written instructions provided by Seller pursuant to Section 2.2(a);

(ii) duly executed Transition Services Agreement;

(iii) duly executed Copyright Assignment Agreement as contemplated by Section 2.1(a);

(iv) duly executed Domain Name Assignment Agreement as contemplated by Section 2.1(a);

(v) duly executed General Assignment Agreement as contemplated by Section 2.1(a);

(vi) duly executed Patent Assignment Agreement as contemplated by Section 2.1(a);

(vii) duly executed Trademark Assignment Agreement as contemplated by Section 2.1(a);

(viii) duly executed Assumption Agreement as contemplated by Section 2.1(c);

(ix) duly executed Business Transfer Documents for each applicable jurisdiction as contemplated by Section 2.1(f);

(x) duly executed Tolling Agreements;

(xi) duly executed Affiliate Guarantee as contemplated by Section 6.8;

(xii) duly executed R&W Insurance Policy;

(xiii) the officer’s certificate pursuant to Section 4.3(c); and

(xiv) duly executed Reverse Transition Services Agreement.

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1 Conditions to the Obligations of Buyer and Seller. All of the respective obligations of Buyer and Seller hereunder are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by either party in writing with respect to fulfillment of conditions to its own obligations):

(a) No Legal Restraint shall be in effect preventing the consummation of the Acquisition.

(b) (i) The waiting period required under the HSR Act, including any extensions thereof, shall have expired, (ii) the approval of the European Commission shall have been obtained or deemed to have been obtained pursuant to the EU Merger Regulation and (iii) any required filing, consent, approval or action required to be made or obtained relating to the Acquisition or advance ruling certificate or no-action letter required to obtain an exemption therefrom, in each case pursuant to the Competition Laws of any Governmental Authority, set forth on Schedule 4.1(b) shall have been obtained or deemed to have been obtained.

Section 4.2 Conditions to the Obligations of Buyer. All of the obligations of Buyer hereunder are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Buyer in writing):

(a) (i) Each of the Fundamental Representations of Seller shall be true and correct in all respects (other than de minimis inaccuracies) on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct in all respects as of the date specified) and (ii) all other representations and warranties of Seller (without giving effect to any materiality or Material Adverse Effect or similar qualifications contained in such representations and warranties) contained herein shall be true and correct on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches or inaccuracies that would not have a Material Adverse Effect.

(b) The Selling Corporations shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the Ancillary Agreements to be complied with and performed by any Selling Corporation at or before the Closing.

(c) Seller shall have delivered to Buyer a certificate dated the Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified above in Sections 4.2(a) and (b) is satisfied in all respects.

(d) Since the date of this Agreement, there has been no event or occurrence that would have a Material Adverse Effect.

(e) The actions set forth in Section 3.2(a) shall have been completed.

Section 4.3 Conditions to the Obligations of Seller. All of the obligations of Seller hereunder are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Seller in writing):

(a) (i) Each of the Fundamental Representations of Buyer shall be true and correct in all respects (other than de minimis inaccuracies) on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct in all respects as of the date specified) and (ii) all other representations and warranties of Buyer (without giving effect to any materiality or Material Adverse Effect or similar qualifications contained in such representations and warranties) contained herein shall be true and correct on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches or inaccuracies that would not have a Buyer Material Adverse Effect.

(b) Buyer and the Buyer Corporations shall have performed and complied in all material respects with all the terms, provisions and conditions of this Agreement and the Ancillary Agreements to be complied with and performed by Buyer at or before the Closing.

(c) Buyer shall have delivered to Seller a certificate dated the Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 4.3(a) and (b) is satisfied in all respects.

(d) Seller shall have received the Purchase Price (for itself and as agent for the other Selling Corporations) in accordance with Section 2.2.

(e) Since the date of this Agreement, there has been no event or occurrence that would have a Buyer Material Adverse Effect.

(f) The actions set forth in Section 3.2(b) shall have been completed.

Section 4.4 Frustration of Closing Conditions. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article IV to be satisfied if such failure was caused by such party’s failure to act in good faith or to use its reasonable best efforts to cause the Closing to occur, as required by Section 7.3.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Letter (it being understood that (i) any information set forth in one section or subsection of the Disclosure Letter shall be deemed to apply to and to qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent it is reasonably apparent that such information is relevant to such other Section or subsection and (ii) representations and warranties made as of a specified date shall be made only as of the date specified), Seller hereby represents and warrants to Buyer the following (provided that no representation or warranty in this Article V is made with respect to the Unconsolidated Joint Venture or the assets, properties, equity interests or Liabilities thereof other than Section 5.7):

Section 5.1 Organization.

(a) Each Seller Affiliate is duly organized, validly existing and in good standing (to the extent such concept is known in the relevant jurisdiction) under the Laws of its respective jurisdiction of formation and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted.

(b) True and complete copies of the organizational documents of each Transferred Entity, as in effect as of the date of this Agreement, have been delivered or otherwise made available to Buyer. All such organizational documents are valid and in full force and effect and no further changes thereto have been resolved or implemented on or prior to the date of this Agreement. None of the Transferred Entities is in default under or in violation of any provision of its organizational documents.

(c) Each Transferred Entity is duly qualified or authorized to do business and is in good standing (to the extent such concept is known or acknowledged in the relevant jurisdiction) under the Laws of each jurisdiction in which its conduct of business or the ownership of its properties and assets requires such qualification or authorization.

Section 5.2 Authority; Binding Effect.

(a) Seller has full power and authority to enter into this Agreement and each of the Selling Corporations has full power and authority to enter into the Ancillary Agreements to which it is to be a party and to perform its obligations hereunder and thereunder (as the case may be). This Agreement has been and the Ancillary Agreements to which the Selling Corporations are to be a party will be by Closing duly authorized and approved by all necessary corporate action.

(b) Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by Buyer or the relevant Buyer Corporation (as the case may be), each Ancillary Agreement to be executed by any Selling Corporation, when delivered hereunder, will be duly and validly executed and delivered, and will constitute a legal, valid and binding obligation of such Selling Corporation, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

Section 5.3 Non-Contravention. Except as set forth on Schedule 5.3, the execution, delivery and performance of this Agreement by Seller, the execution, delivery and performance of the Ancillary Agreements by any Selling Corporation party thereto and the consummation of the Acquisition, do not and will not (a) violate any provision of the organizational documents of any Seller Affiliate, (b) conflict with, or result in the breach of, or constitute a default under, or result in the termination, cancellation or acceleration (whether after the giving of notice or the lapse of time or both) of any right or obligation of any Seller Affiliate under any Material Contract to which it is a party or to which its assets are subject or result in the creation or the imposition of any Encumbrance upon any of the Transferred Assets, Transferred Company Equity Interests or assets of any Transferred Entity, or result in the cancellation, modification, revocation or suspension of any material Governmental Authorization in respect of the Transferred Assets, Transferred Equity Interests or Transferred Entities, or (c) assuming compliance with the matters set forth in Sections 5.4 and 6.5, violate or result in a breach of or constitute a default of any Law of any Governmental Authority applicable to any Seller Affiliates, or any of the Transferred Assets or Transferred Company Equity Interests or assets of the Transferred Entities or any Order against any Seller Affiliate or the Transferred Assets, the Transferred Company Equity Interests or any asset of the Transferred Entities.

Section 5.4 Seller Governmental Consents and Approvals. The execution and delivery of this Agreement by Seller and the execution and delivery of the Ancillary Agreements by any Selling Corporation party thereto, and the performance of their respective obligations hereunder and thereunder, do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority, except for filings, clearances, consents or approvals pursuant to the HSR Act, the EU Merger Regulation, other Competition Laws or the failure of which to effect or obtain would not prevent or materially interfere with Seller’s ability to consummate the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 5.5 Financial Information; Undisclosed Liabilities.

(a) Schedule 5.5 sets forth the following financial statements of the Business: (i) the audited balance sheets of the Business as of September 30, 2017 and 2016 and the related audited income statements and cash flows statements of the Business for the twelve-month periods ended September 30, 2017 and 2016 (collectively, the “Carveout Financial Statements”); and (ii) the unaudited balance sheet of the Business as of June 30, 2018 (the “Unaudited Balance Sheet”) and the related unaudited income statement and cash flows statements of the Business for the nine-month period ended June 30, 2018 (the “Unaudited Financial Statements” and together with the Carveout Financial Statements, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the financial position and results of operations of the Business as of the dates of, and the periods referred to in, such Financial Statements in conformity with GAAP applied on a consistent basis with respect to such periods, subject, in the case of the Unaudited Financial Statements to normal year-end adjustments that are neither individually, nor in the aggregate, material in amount and the absence of footnote disclosures. From June 30, 2018 to the date of this Agreement, there has not been any material change in the accounting methods used by any Seller Affiliate with respect to the Business. The Seller Affiliates maintain systems of internal accounting controls with respect to the Business designed to provide reasonable assurances that: (i) transactions are executed in accordance with management’s specific or general authorization, (ii) transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(b) There is no Liability of the Business required to be set forth on the Unaudited Balance Sheet in accordance with GAAP, except (i) as disclosed, set forth or reserved against on the face of the Unaudited Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Unaudited Balance Sheet, (iii) for Taxes, (iv) for

Liabilities that will be included in Closing Net Working Capital, Closing Indebtedness, or Closing Net Funded Level, (v) for Excluded Liabilities, and (vi) for Liabilities incurred in entering into this Agreement and/or performing obligations pursuant to the terms hereof.

Section 5.6 Absence of Material Adverse Effect. From September 30, 2017 to the date of this Agreement, there has, with respect to the Business, been no event or occurrence that would have a Material Adverse Effect.

Section 5.7 Equity Interests in the Transferred Entities; Equity Interests in Other Persons.

(a) Schedule 5.7(a) sets forth the name and the jurisdiction of organization of each Transferred Entity. Schedule 5.7(a) sets forth, as of the date of this Agreement and for each Transferred Entity, the number of authorized equity interests in such Transferred Entity, the number of outstanding equity interests in such Transferred Entity and the record and beneficial owners thereof. Except for the Transferred Equity Interests, as of the date of this Agreement, there are no equity interests in a Transferred Entity issued, reserved for issuance or outstanding and there are no preemptive or similar rights on the part of any holder of any class of securities of any Transferred Entity. The Entity Selling Corporations have good and valid title to the Transferred Company Equity Interests, free and clear of all Encumbrances, other than transfer restrictions imposed by applicable securities Laws, and are the record and beneficial owners thereof. The Transferred Entities have good and valid title to the Transferred Company Subsidiary Equity Interests, free and clear of all Encumbrances, other than transfer restrictions imposed by applicable securities Laws, and are the record and beneficial owner thereof.

(b) The Transferred Equity Interests have been duly authorized and validly issued and are fully paid and nonassessable. As of the date of this Agreement, there is no Indebtedness of any Transferred Entity having the right to vote (or that is convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which holders of the Transferred Equity Interests may vote (“Transferred Entity Voting Debt”). As of the date of this Agreement, there are not any options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings to which any Transferred Entity is a party or by which any of them is bound (i) obligating any Transferred Entity to issue, deliver or sell, or cause to be issued, delivered or sold, additional units of its equity interests or any security convertible into, or exercisable or exchangeable for, any equity interest in any Transferred Entity or any Transferred Entity Voting Debt, (ii) obligating any Transferred Entity to issue, grant, extend or enter into any such option, warrant, security, right, unit, commitment, Contract, arrangement or undertaking or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the Transferred Equity Interests.

(c) Except as set forth on Annex E or Schedule 5.7(c), as of the date of this Agreement, no Transferred Entity owns, directly or indirectly, any equity interests in any other Person.

Section 5.8 Real Property.

(a) Schedule 5.8(a) sets forth a true and correct list of the Leased Real Property, and each Seller Affiliate has good, valid, and enforceable leasehold title to the Leased Real Property, free and clear of any Encumbrances, other than Permitted Encumbrances, and Seller has delivered or otherwise made available to Buyer true, correct, and complete copies of the Contracts for such Leased Real Property.

(b) Schedule 5.8(b) sets forth a true and correct list of the Owned Real Property, and each Seller Affiliate, as applicable, has good and valid fee title to the Owned Real Property, free and clear of any Encumbrances, other than Permitted Encumbrances.

(c) Except as set forth on Schedule 5.8(c) no Seller Affiliate has leased, licensed, or otherwise granted to any Person the right to use or occupy any Owned Real Property or Leased Real Property owned or leased by such Seller, an Asset Selling Corporation or a Transferred Entity, as applicable, or any portion thereof.

Section 5.9 Material Contracts.

(a) Except for the Contracts set forth on Schedule 5.9(a) (the “Material Contracts”), Contracts entered into after the date hereof and Contracts constituting Excluded Assets or Excluded Liabilities, (x) no Transferring Corporation is a party to or bound by any Contract used in the operation of conduct of the Business and (y) there is no Transferred Contract:

(i) for the purchase of Inventory or other Transferred Tangible Personal Property, the performance of which is reasonably expected to involve annual payments on the part of the Seller Affiliates in excess of U.S.$5,000,000 and is not terminable by the Seller Affiliates on ninety (90) days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);

(ii) for the sale of Inventory or other Transferred Tangible Personal Property or for the furnishing of services, the performance of which is reasonably expected to involve annual payments on the part of the Seller Affiliates in excess of U.S.$5,000,000 and is not terminable by the Seller Affiliates on ninety (90) days’ notice or less without premium or penalty (excluding sales orders and purchase orders issued in the ordinary course of business);

(iii) with any Key Customer (other than purchase orders, sales orders or invoices entered into in the ordinary course of business);

(iv) with a Key Supplier (other than purchase orders, sales orders or invoices entered into in the ordinary course of business);

(v) concerning a joint venture, partnership or similar Contract (however named);

(vi) under which the Business has (A) created, incurred, assumed or guaranteed any Indebtedness, (B) granted an Encumbrance (other than a Permitted

Encumbrance) on any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Entity, in each case, other than an Encumbrance that will be released as of the Closing, or (C) provided for the sale of any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Entity or granted any preferential rights to purchase any material Transferred Asset, any Transferred Equity Interests or any material asset of a Transferred Entity, in each case outside the ordinary course of business;

(vii) that limits or purports to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area;

(viii) that is a Contract with a distributor expected to involve annual payments on the part of the Seller Affiliates in excess of U.S.$5,000,000 and is not terminable by the Seller Affiliates on ninety (90) days’ notice or less without premium or penalty;

(ix) that is a Commingled Contract expected to involve annual payments on the part of the Seller Affiliates in excess of U.S.$1,000,000; or

(x) the India Tolling Agreement, the Brazil Tolling Agreement, the Turkey Tolling Agreement and the China Tolling Agreement.

(b) (i) Each Material Contract and each Contract for Leased Real Property is valid and binding on any Transferring Corporation party thereto and, to the Knowledge of Seller, each other party thereto and is in full force and effect, and (ii) no Transferring Corporation is in material breach of, or material default under, any Material Contract to the extent it is a party thereto and, to the Knowledge of Seller, no other party thereto is in material breach of, or material default under, any Material Contract.

Section 5.10 Intellectual Property Rights.

(a) Schedule 5.10(a) sets forth a list of all (i) registered Copyrights and registered pending Copyright applications, (ii) issued Patents and registered pending Patent applications, (iii) registered Trademarks and registered pending Trademark applications and (iv) Domain Name registrations, in each case owned by or licensed to the Transferring Corporations and used exclusively in the Business.

(b) Except for Permitted Encumbrances, (i) each Transferring Corporation (A) has the right to use the IP Rights under the Transferred IP Licenses it is a party to, and (B) owns or otherwise has the right to use the Transferred IP owned or used by it, and, (ii) a Transferred Entity owns or otherwise has the right to use the IP Rights owned or used by it in connection with the operation of the Business (collectively the “Business IP”).

(c) For the period from September 30, 2015 to the date hereof, to the Knowledge of Seller, none of the processes, products or services of the Business, as currently conducted or as conducted in such period, infringes, misappropriates or otherwise violates any of the IP Rights of any third Person or has infringed, misappropriated or otherwise violated the IP Rights of any third Person.

(d) For the period from September 30, 2015 to the date hereof, to the Knowledge of Seller, no third Person infringed upon or is infringing upon, misappropriated or is misappropriating or otherwise violated or is violating the Business IP owned by a Transferring Corporation.

(e) For the period from September 30, 2015 to the date hereof, to the Knowledge of Seller, no third Person has asserted any objection or claim with respect to the ownership, validity or enforceability of the Business IP owned by a Transferring Corporation, nor has Seller received any such claim in writing.

(f) Except with respect to licenses granted to or by third parties in the ordinary course of business, agreements with distributors entered into in the ordinary course of business, “shrink-wrap” or other generally available commercial licenses or as otherwise contemplated by this Agreement, Schedule 5.10(f) sets forth a list of all material Transferred IP Licenses and, in the case of the Transferred Entities, all material licenses to the Business IP to which any Transferred Entity is a party.

(g) The Business IP contains all of the IP Rights necessary for the conduct of the Business as conducted on the date of this Agreement (other than (a) assets, services and other obligations of the parties that are contemplated by any Ancillary Agreement and (b) general and administrative support and corporate-level services and related computer software programs currently provided to the Business by Seller and its Affiliates).

(h) Notwithstanding anything else, the representations and warranties set forth under this Section 5.10 are Seller’s exclusive representations and warranties relating to respect to intellectual property matters.

Section 5.11 Title to Transferred Assets. Subject to Permitted Encumbrances, Seller, an Asset Selling Corporation or a Transferred Entity has good title to or, in the case of leased Transferred Tangible Personal Property, valid leasehold interests in all the material assets of the Business reflected on the Unaudited Balance Sheet or otherwise used exclusively in the Business, free and clear of Encumbrances (other than Permitted Encumbrances) (in each case, other than with respect to (a) real property and leases thereof, which are the subject of Section 5.8, (b) IP Rights, which are the subject of Section 5.10, (c) Excluded Assets and (d) assets disposed of since the date of the Unaudited Balance Sheet). Subject to Section 2.1(g) and any leasehold interest, and assuming valid execution of the Business Transfer Documents and the delivery of the Transferred Assets from the Selling Corporations to Buyer and the Buyer Corporations, Buyer and its Affiliates shall own all the rights, title and interest in any to such Transferred Assets, free and clear of all Encumbrances, other than Permitted Encumbrances.

Section 5.12 Sufficiency of Assets. The Transferred Assets and the assets that will be owned, leased or licensed by the Transferred Entities immediately following the Closing (including Contracts) will constitute all the material assets, rights and facilities that are used in or required for the conduct of the Business immediately following the Closing by Buyer and its Affiliates in substantially the same manner as it has been conducted by Seller and its Affiliates since January 1, 2018 (other than (a) the Excluded Assets, and (b) assets, services and other obligations of the parties that are contemplated by any Ancillary Agreement; provided (i) all consents, waivers, approvals, licenses, permits, authorizations, registrations, declarations, filings or notifications required to be made, transferred or obtained in connection with the execution, delivery and performance of this Agreement, the Ancillary Agreements and the Acquisition are so made, transferred or obtained and (ii) Buyer owns or forms legal entities in any necessary jurisdictions and that such legal entities obtain such necessary corporate qualifications to do business in such jurisdictions. Except for the Excluded Assets used to provide services, assets or product to Buyer and its Affiliates pursuant to any Ancillary Agreement, none of the Excluded Assets is required to continue the operation of the Business after the Closing in the ordinary course consistent with past practice.

Section 5.13 Compliance with Laws. Each Seller Affiliate, to the extent applicable to its ownership of Transferred Assets or Transferred Equity Interests or other participation in the operation of the Business, is in compliance in all material respects with all Laws (other than Environmental Laws, Tax Laws or Laws relating to employee benefits or labor matters). Since September 30, 2015, no Seller Affiliate has received any written notice from any Governmental Authority alleging, or been charged with, any violation of any Laws by such Seller Affiliate, in each case as it relates to the ownership of Transferred Assets, or Transferred Equity Interests or otherwise relating to the operation of the Business. To the Knowledge of Seller, no facts or circumstances exist which would reasonably be expected to cause any Governmental Authority to allege or charge a violation of any Laws by any Seller Affiliate.

Section 5.14 Environmental Matters.

(a) Except as set forth on Schedule 5.14, each Seller Affiliate, to the extent applicable to its ownership of the Transferred Assets or the Transferred Equity Interests or its operation or conduct of the Business, is and has for the past three (3) years been in compliance in all material respects with Environmental Laws and Governmental Authorizations issued thereunder.

(b) Except as set forth on Schedule 5.14, as of the date hereof, (i) none of the Seller Affiliates has received any Environmental Notice arising from or relating to the operation or conduct of the Business, or to the ownership or operation of any Transferred Asset, the substance of which Environmental Notice has not been resolved; and (ii) no Order or Proceeding has been issued or is pending against, or to the Knowledge of Seller is threatened in writing against, Seller, any Asset Selling Corporation or any Transferred Entity relating to a material violation of or a material Liability arising under any applicable Environmental Law or Governmental Authorization (in each such case, solely to the extent related to the ownership or operation of any Transferred Assets or the Transferred Equity Interests or the operation or conduct of the Business).

(c) Notwithstanding anything else, the representations and warranties in this Section 5.14 and Section 5.16 are Seller’s exclusive representations and warranties relating to environmental matters.

Section 5.15 No Litigation or Orders. Except as set forth on Schedule 5.15, there are no (a) Proceedings pending against or, to the Knowledge of Seller, threatened in writing, or, to the Knowledge of Seller, any investigations or audits by a Governmental Authority related to potential Proceedings, against any Seller Affiliate in connection with the Business, except as would reasonably be expected to be, individually, in excess of one million dollars (U.S.$1,000,000) and (b) no Seller Affiliate is subject to any outstanding Order in connection with the Business that would have a Material Adverse Effect.

Section 5.16 Governmental Authorizations. Schedule 5.16 sets forth, as of the date hereof, a list of all material Governmental Authorizations constituting a Transferred Asset or held by a Transferred Entity (assuming, for purposes of this Section 5.16 only, that all consents necessary for the transfer of such Governmental Authorizations to Buyer have been obtained) currently held or being applied for by any Transferred Corporation in connection with the ownership of the Transferred Assets or the operation of the Business (other than authorizations to do business, Tax registrations, export/import licenses and other similar Governmental Authorizations of general application). No Transferred Corporation has, for the period from September 30, 2015 to the date hereof, received written notice that any Governmental Authorization constituting a Transferred Asset or held by a Transferred Entity is not in full force and effect (other than any such notice regarding a Governmental Authorization that is in full force and effect as of the date hereof), and no claim or Proceeding is pending, or to the Knowledge of Seller, threatened to revoke or limit any such Governmental Authorization.

Section 5.17 Taxes.

(a) (i) All income and all material non-income Tax Returns required to have been filed for Pre-Closing Tax Periods for which the statute of limitations is open, to the extent such Tax Returns are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities and the Business, have been timely filed (taking into account extensions), and all such Tax Returns are true, complete and accurate in all material respects, (ii) all Taxes due, whether or not shown on such Tax Returns, to the extent such Taxes are of the Transferred Entities or relate to the Transferred Assets, the Assumed Liabilities and the Business, have been paid in full by the due date thereof, other than Taxes being contested in good faith by appropriate Proceedings and (iii) there are no Tax Encumbrances (other than Permitted Encumbrances) on the Transferred Assets or the assets of any Transferred Entity.

(b) (i) Except as set forth on Schedule 5.17(b), none of the Transferred Entities has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and (ii) Schedule 5.17(b) sets forth the classification of each Transferred Entity for U.S. federal income tax purposes.

(c) Except as set forth on Schedule 5.17(c), there is no Tax Contest pending or currently in progress against any of the Transferred Entities or relating to the Transferred Assets, the Assumed Liabilities or the Business. No assessment or deficiency of Tax has been proposed in writing against any of the Transferred Entities or relating to the Transferred Assets, the Assumed Liabilities or the Business nor to Seller’s Knowledge has written notice in respect of a contemplated Tax Contest been received, which has not been paid or resolved in full. To the Knowledge of Seller, no written claim has ever been made by a Governmental Authority in a jurisdiction where any Transferred Entity does not file Tax Returns that such Transferred Entity may be subject to taxation by that jurisdiction.

(d) All material Taxes required to be collected or withheld by the Transferred Entities or relating to the Transferred Assets, the Assumed Liabilities or the Business have been collected or withheld and paid over to the proper Governmental Authority in accordance with applicable Tax Law

(e) Except as set on Schedule 5.17(e), none of the Transferred Entities (i) is or has ever been a member of an affiliated, consolidated, combined or unitary group for Tax purposes (other than the group to which they are currently members and the common parent of which is Seller), (ii) has any liability for the Taxes of any Person (other than the Transferred Entities) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign Law), as a transferee or successor, by contract, or otherwise, (iii) is a party to, or bound by, or has any obligation or liability under, any Tax allocation, Tax sharing or Tax indemnity agreement, other than any commercial agreement entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes, (iv) has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable, (v) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, (vi) has a permanent establishment (within the meaning of an applicable Tax treaty), an office or a fixed place of business or is otherwise resident for Tax purposes in a jurisdiction other than the jurisdiction in which it is organized, or (vii) has participated in any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code or Treasury Regulations Section 1.6011-4(b).

(f) None of the Transferred Entities will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Pre-Closing Tax Period, (ii) use of an improper method of accounting for a Pre-Closing Tax Period, (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (v) installment sale or open transaction disposition made on or prior to the Closing Date, (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (vii) election under Section 108(i) of the Code (or any similar provision of state, local or foreign Law) or as a result of Section 965 of the Code.

This Section 5.17 and Section 5.19 contain the only representations and warranties by Seller with respect to Taxes. In addition, nothing in this Section 5.17 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (x) the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any Tax Attribute generated or arising in or in respect of a taxable period (or portion thereof) ending on or before the Closing Date, or (y) except with respect to the representations and warranties set forth in Section 5.17(f), any Tax positions that Buyer or any of its Affiliates (including the Transferred Entities) may take in or in respect of a Post-Closing Tax Period (or portion thereof).

Section 5.18 Labor Matters.

(a) With respect to the Employees, the Transferring Corporations are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, except, in any such case, for such non-compliance or violation as would not have a Material Adverse Effect.

(b) (i) With respect to the Employees, except for Contracts listed in Schedule 5.18(b)(i) (the “Union Contracts”), none of the Transferring Corporations is a party to or is bound by any material union contract or collective bargaining agreement, nor, to the Knowledge of Seller as of the date hereof, is any such Contract currently in effect or being negotiated by or on behalf of any Transferring Corporation and (ii) except as set forth on Schedule 5.18(b)(ii), no employee consultation body exists representing Employees.

(c) There are no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other material labor disputes pending or, to the Knowledge of Seller, threatened by or on behalf of any Employee or group of Employees.

(d) There has been no “mass layoff” or “plant closing” (as defined by WARN or similar state Law) with respect to the Transferring Corporations within the six (6) months prior to the date hereof.

Section 5.19 Employee Benefits.

(a) The Transferring Corporations will have made, on or before the Closing Date, all material payments (including material premium payments with respect to insurance policies) required by applicable Law or by the terms of any Seller Benefit Plan to be made by them on or before the Closing Date to each Seller Benefit Plan with respect to which Buyer or any other Buyer Corporation could have any material Liability hereunder and will have accrued (in accordance with GAAP and subject to the Closing Account Principles) as of the Closing Date all such payments (including material premium payments with respect to insurance policies) due but not yet payable as of the Closing Date. No Transferring Corporation has incurred any unsatisfied Liability to the Pension Benefit Guaranty Corporation or any Seller Benefit Plan under Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA that could result in the imposition of any material Liability on Buyer or any other Buyer Corporation.

(b) Each Seller Benefit Plan with respect to which Buyer or a Buyer Corporation could have any material Liability hereunder is and has been operated in all material respects in accordance with its terms and with all applicable Laws, including ERISA and the Code. With respect to each such Seller Benefit Plan that is intended to be qualified under Section 401(a) of the Code, the IRS has issued a favorable determination letter that has not been revoked. To the Knowledge of Seller, no reason exists that would reasonably be expected to cause such qualified status to be revoked for any period.

(c) There are no pending Proceedings that have been instituted or, to the Knowledge of Seller, asserted against any of the Seller Benefit Plans, the assets of any of the trusts under such plans, the plan sponsors, the plan administrator or any fiduciary of any such plan (other than routine benefit claims) that could result in the imposition of any material

Liability on Buyer or a Buyer Corporation. There are no investigations or audits by any Governmental Authority of any such Seller Benefit Plans, any trusts under such plans, the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or, to the Knowledge of Seller, threatened.

(d) Schedule 5.19(d) sets forth any material Seller Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by any Transferred Entity, other than (i) any Retained U.S. Seller Benefit Plan, and (ii) any such Seller Benefit Plan for which the Selling Corporations shall be solely liable and with respect to which Buyer and the Buyer Corporations could not incur any Liabilities.

Section 5.20 Unlawful Payments. Since September 30, 2015, no Seller Affiliate nor, to the Knowledge of Seller, any director, officer, employee, stockholder, agent or Representative of any such Person, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person in respect of the Business, private or public, regardless of what form, in violation in any material respects of the United States Foreign Corrupt Practices Act or the U.K. Bribery Act 2010.

Section 5.21 Brokers. Other than Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Acquisition based upon arrangements made by or on behalf of Seller.

Section 5.22 Customers and Suppliers.

(a) Schedule 5.22 sets forth a list of the ten (10) most significant customers of the Business, based on dollar sales volumes of the Business during the twelve (12) month period ended June 30, 2018 (the “Key Customers”) and the ten (10) most significant suppliers or vendors of the Business, based on dollar value of amounts invoiced during the twelve (12) month period ended June 30, 2018 (the “Key Suppliers”).

(b) Except as set forth in Schedule 5.22, as of the date of this Agreement and to Seller’s Knowledge, (i) all Key Customers continue to be customers of the Business and (ii) no Seller Affiliate has received written notice from any Key Customer that it intends or is threatening to (A) cancel or terminate a material portion of its business relationship with the Business, or (B) materially and adversely modify its business relationship with the Business.

(c) Except as set forth in Schedule 5.22, as of the date of this Agreement and to Seller’s Knowledge, no Seller Affiliate has received written notice from any Key Supplier that it intends or is threatening to (i) cancel or terminate a material portion of its business relationship with the Business, or (ii) materially and adversely modify its business relationship with the Business.

Section 5.23 Bank Accounts. Schedule 5.23 contains a complete and correct list of the names and locations of all banks or other financial institutions in which the Transferred Entities have accounts or safe deposit boxes, the identity of all such accounts or safe deposit boxes by account number at such financial institutions, and the names of all Persons authorized to draw thereon or to have access thereto and all authorized signatories on such accounts or safe deposit boxes.

Section 5.24 Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE V, OR ANY ANCILLARY AGREEMENT, (A) NO SELLER AFFILIATE MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE TRANSFERRED ASSETS, THE TRANSFERRED EQUITY INTERESTS, THE TRANSFERRED ENTITIES, THE ASSUMED LIABILITIES, THE BUSINESS, THE ACQUISITION (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR ANY INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THE ACQUISITION AND THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY FORECASTS, PROJECTIONS, ESTIMATES OR BUDGETS), INCLUDING ANY WARRANTY WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ALL OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED; AND (B) ALL OF THE ASSETS AND LIABILITIES TO BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED, AS APPLICABLE, IN ACCORDANCE WITH THIS AGREEMENT, SHALL BE SOLD, CONVEYED, ASSIGNED, TRANSFERRED OR ASSUMED ON AN “AS IS, WHERE IS” BASIS.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller the following:

Section 6.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of England and Wales, and has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted, except where the absence of such power and authority would not reasonably be expected to be materially adverse to Buyer, taken as a whole. Each Buyer Corporation is duly organized, validly existing and in good standing (to the extent such concept is known in the relevant jurisdiction) under the Laws of the jurisdiction of its organization) and each Buyer Corporation has full power and authority to own its properties and carry on its business in the places where such properties are now owned or such businesses are now being conducted, except where the absence of such power and authority would not reasonably be expected to be materially adverse to such Buyer Corporation, taken as a whole.

Section 6.2 Authority; Binding Effect.

(a) Buyer has full power and authority to enter into this Agreement. Buyer and each of the Buyer Corporations has full power and authority to enter into the Ancillary Agreements to which it is a party and to perform its respective obligations hereunder and thereunder (as the case may be). This Agreement and the Ancillary Agreements to which Buyer and any of the Buyer Corporations is a party have been duly authorized and approved by all necessary corporate or other action.

(b) Assuming the due authorization, execution and delivery of this Agreement by Seller, this Agreement constitutes a legal, valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles. Assuming the due authorization, execution and delivery of the Ancillary Agreements by each Seller Affiliate party thereto (as the case may be), each Ancillary Agreement to be executed by Buyer or a Buyer Corporation, when delivered hereunder, will be duly and validly executed and delivered and will constitute a legal, valid and binding obligation of Buyer or the relevant Buyer Corporation, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general equity principles.

Section 6.3 Non-Contravention. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Agreements to which it is a party and the execution, delivery and performance by each Buyer Corporation of the Ancillary Agreements to which it is a party, and the consummation of the Acquisition, do not and will not (i) violate any provision of the organizational documents of Buyer or the relevant Buyer Corporation, or (ii) assuming compliance with the matters set forth in Sections 5.4 and 6.5, violate or result in a breach of or constitute a default under any Law or Order to which Buyer or any Buyer Corporation is subject.

Section 6.4 Securities Act. The Transferred Company Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and neither Buyer nor any Affiliate of Buyer shall offer to sell or otherwise dispose of the Transferred Company Equity Interests so acquired by it in violation of any of the registration requirements of the United States Securities Act of 1933, as amended.

Section 6.5 Buyer Governmental Consents and Approvals. The execution and delivery of this Agreement by Buyer and the execution and delivery of the Ancillary Agreements by each of Buyer and the relevant Buyer Corporations, and the performance of their respective obligations hereunder and thereunder do not and will not require any filing with, or clearance, consent or approval of, any Governmental Authority, except filings, clearances, consents or approvals pursuant to the HSR Act, the EU Merger Regulation, other Competition Laws or the failure of which to effect or obtain would not have a Buyer Material Adverse Effect.

Section 6.6 No Litigation. As of the date of hereof, no Proceeding is pending against, or to the Knowledge of Buyer, threatened in writing against Buyer or any Buyer Corporation, which would restrain, prohibit, invalidate, set aside, rescind, prevent or make unlawful this Agreement or the carrying out of this Agreement and the Acquisition.

Section 6.7 Brokers. Except with respect to Valence Group, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Acquisition based upon arrangements made by or on behalf of Buyer.

Section 6.8 Affiliate Guarantee. Concurrently with the execution of this Agreement, Buyer has delivered to Seller a guarantee, dated the date hereof and in the form attached hereto as Exhibit I, of the Affiliate Guarantor guaranteeing Buyer’s obligations hereunder (the “Affiliate Guarantee”) upon and subject to the terms and conditions of the Affiliate Guarantee. The Affiliate Guarantee is in full force and effect and is a valid, legal, binding and enforceable obligation of the Affiliate Guarantor. No event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Affiliate Guarantor under its

Affiliate Guarantee. Nothing in this Section 6.8 shall be construed to limit in any way Seller’s right to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement as contemplated by Section 12.16.

Section 6.9 Buyer’s Investigation. EXCEPT AS SET FORTH IN ARTICLE V, BUYER ACKNOWLEDGES, ON BEHALF OF ITSELF, THE BUYER CORPORATIONS AND THEIR AFFILIATES, THAT NO SELLER AFFILIATES, OR THEIR RESPECTIVE REPRESENTATIVES OR ANY OTHER PERSON, HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, WITH RESPECT TO THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE TRANSFERRED ASSETS, THE TRANSFERRED EQUITY INTERESTS, THE TRANSFERRED ENTITIES, THE ASSUMED LIABILITIES, THE BUSINESS, THE ACQUISITION (INCLUDING ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH) OR ANY INFORMATION PROVIDED BY THEM OR MADE AVAILABLE TO BUYER IN CONNECTION WITH THE ACQUISITION AND THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY FORECASTS, PROJECTIONS, ESTIMATES OR BUDGETS), ANY SUCH REPRESENTATIONS OR WARRANTIES ARE HEREBY DISCLAIMED. BUYER ACKNOWLEDGES, ON BEHALF OF ITSELF, THE BUYER CORPORATIONS AND THEIR AFFILIATES THAT, SHOULD THE CLOSING OCCUR, BUYER AND THE BUYER CORPORATIONS SHALL ACQUIRE THE TRANSFERRED ASSETS, THE TRANSFERRED EQUITY INTERESTS, THE TRANSFERRED ENTITIES, AND THE ASSUMED LIABILITIES, WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY, AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN ARTICLE V.

Buyer is relying on its own investigation, examination and valuation of the Business, including the Transferred Assets, the Transferred Equity Interests, the Transferred Entities and the Assumed Liabilities, in effecting the transactions covered by this Agreement and the Ancillary Agreements. Buyer has made all inspections and investigations deemed necessary or desirable by Buyer. Buyer is purchasing the Transferred Assets, the Transferred Entities and the Transferred Company Equity Interests and assuming the Assumed Liabilities based on the results of its inspections and investigations, and not on any representation or warranty of Seller or any of its Affiliates not expressly set forth in Article V. Buyer represents that no Seller Affiliates, or their respective Representatives or any other Person, have made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding any of the Transferred Assets, the Transferred Equity Interests, the Transferred Entities and the Assumed Liabilities not expressly set forth in Article V, Seller Affiliates will not have, or be subject to any Liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, any such information, including any offering memorandum or other publication provided to Buyer, or any other document or information provided to Buyer in connection with the sale of the Business. In light of these inspections and investigations and the representations and warranties made to Buyer by Seller herein, Buyer is relinquishing any right to any Claim based on any representations and warranties other than those expressly set forth in Article V. As at the date hereof, based on the matters, facts and circumstances within its Knowledge, Buyer has no present intention to make a Claim for indemnification under Article X.

ARTICLE VII

FURTHER AGREEMENTS

Section 7.1 Access, Information and Documents.

(a) From and after the date hereof until the Closing, upon reasonable advance notice from Buyer of not less than five (5) Business Days, Seller shall, and shall cause the other Seller Affiliates to, to the extent permitted by Law, permit Buyer and its authorized representatives to have reasonable access, during regular business hours, to the assets, Employees, facilities, Contracts, books and records and other documents and data relating exclusively to the Business (other than the Excluded Assets); provided, however, that no such access (or related activities or investigations) shall unreasonably interfere with Seller’s or any Seller Affiliates’ normal operation of their respective businesses, including the Business; provided, further, that all information received by Buyer or its representatives and given by or on behalf of any Seller Affiliate in connection with this Agreement and the Acquisition will be held by Buyer and its Affiliates and representatives as confidential information pursuant to the terms of the Confidentiality Agreement; and provided, further, that Buyer agrees to comply fully with all rules, regulations and instructions issued by any Seller Affiliates regarding Buyer’s or its representatives actions while upon, entering or leaving the property of any Seller Affiliate, including the Business Real Property.

(b) The covenants in paragraph (a) will not require any Seller Affiliate (i) to provide Buyer or its representatives with access to any document, communication or information (A) related to the Acquisition, the sale process with respect to the Business or the possible sale of the Business, (B) that Seller believes in good faith may be subject to any contractual confidentiality obligation or is otherwise restricted from sharing pursuant to applicable Law, or (C) that may be covered by any attorney-client work product or similar privilege, or (ii) to permit Buyer or its representatives to conduct any Phase II or other intrusive sampling, testing or investigation, including soil, water, air or other sampling or testing, at or relating to the Business Real Property, the Transferred Tangible Personal Property or the tangible personal property of any Transferred Entity.

(c) From and after the date hereof and to the Closing, without the prior written consent of Seller, which consent may be withheld by Seller in its sole and absolute discretion for any reason or no reason, neither Buyer nor any of its Affiliates shall contact any suppliers to, or Employees (except pursuant to paragraph (a)) or customers of, the Business in connection with or pertaining to any subject matter of this Agreement.

Section 7.2 Conduct of Business.

(a) From the date hereof until the Closing, except as otherwise contemplated or permitted by this Agreement (including on Schedule 7.2(a)), as required by Law, Order or any Governmental Authorization, or as Buyer shall otherwise consent in writing, which consent shall not be unreasonably withheld, conditioned or delayed, Seller agrees to use commercially reasonable efforts to run the Business in the ordinary course consistent with past practice and to maintain all material structures, equipment and other tangible personal property of the Business in their present repair, order and condition, except for depletion and ordinary wear and tear.

(b) From the date hereof until the Closing and except as set forth on Schedule 7.2(b), Seller shall not, to the extent that any of the following actions are related exclusively to or materially affect the Business, and shall not permit the Seller Affiliates to, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend the charter, bylaws or similar organizational documents of any Transferred Entity;

(ii) issue, deliver or sell additional shares of capital stock (other than shares to be transferred to Buyer or a Buyer Corporation at the Closing), or issue, deliver or sell or propose or agree to issue any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, shares of capital stock of any Transferred Entity;

(iii) enter into, adopt, amend in any material respect or terminate any material Seller Benefit Plan or materially increase the compensation or benefits of any Employee, except, in each case, (A) as required by any applicable Law or pursuant to the terms of any Seller Benefit Plan or Union Contract as in effect on the date of this Agreement, (B) as contemplated in Article VIII, (C) as would relate to a substantial number of similarly situated employees of Seller or its Affiliates generally or (D) as will not result in any Liability under this Agreement or otherwise to Buyer or its Affiliates;

(iv) create or allow the Business to create, incur, assume or guarantee any Indebtedness in an amount greater than U.S.$5,000,000;

(v) pledge, sell, lease, transfer, license, assign or otherwise make subject to a Encumbrance (other than any Permitted Encumbrance) any material Transferred Asset or material asset of a Transferred Entity, other than as contemplated in Section 2.1(h) or the sale of Inventory or obsolete, worn-out or excess equipment or assets in the ordinary course of business;

(vi) as it relates to the Business, acquire any business or Person, whether by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions; provided that nothing in this Section 7.2(b)(vi) shall prevent a Seller Affiliate from hiring or engaging any individual in the ordinary course of business;

(vii) (A) hire or offer to hire any new Employee earning a salary of more than $150,000, except as may be necessary to fill vacant positions, (B) terminate the employment of any Employee other than for cause, or (C) institute any general layoffs of Employees, reduction in force or implement any early retirement or severance plan or announce the planning of any such actions;

(viii) other than in the ordinary course of business or consistent with past practice, extend, materially amend or terminate any Transferred Contract that is a Material Contract or a Contract for Leased Real Property;

(ix) other than in the ordinary course of business or consistent with past practice, release or compromise any material claim or right of the Business or settle or agree to settle any Proceeding, investigation or audit by or before a Governmental Authority, pending or threatened against the Business;

(x) make any material change in any of its present financial accounting methods and practices other than changes in the ordinary course of business and other than as may be appropriate to conform to GAAP or as may be required by applicable Law;

(xi) other than in the ordinary course of business consistent with past practice, make, change or revoke any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement or any other agreement with any Taxing Authority, settle or compromise any Tax Contest, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the statute of limitations in respect of Taxes, in each case, to the extent that any such action is related to or may affect the Business, the Transferred Entities, the Transferred Assets or the Assumed Liabilities; provided, however that Seller, and one or more of Seller’s Affiliates, shall take all steps necessary to terminate any relevant tax group (Organschaft) involving ISP Marl GmbH and Ashland Technologies GmbH. The details and the procedure of the termination and winding-up of such tax groups shall be governed by (a) separate agreement(s) (the “German PLTA Termination Agreement(s)”) to be entered into by the parties (or their applicable Affiliates) in due course prior to the Closing Date, taking into account all reasonable tax, accounting and legal aspects being relevant for the parties. However, subject to any additional and/or different agreement under such German PLTA Termination Agreement(s), as of the date hereunder, the parties agree that the Seller will procure that the respective profits and loss transfer agreements will be mutually terminated (einvernehmlich aufgehoben) by the respective parties and, therefore, in principal agree that (A) the fiscal year of each of ISP Marl GmbH and Ashland Technologies GmbH shall be amended to end at 24 CET hours on the German Closing Date, (B) a required approval of the relevant Taxing Authority in respect of the amendment of the fiscal year shall be obtained and the amendment of the respective articles of association and the registration with the respective commercial registers of the amended fiscal year shall occur on or prior to the German Closing Date at 24 CET hours, (C) the existing profit and loss transfer agreements of ISP Marl Holdings GmbH with ISP Marl GmbH and Ashland Technologies GmbH, respectively, shall be mutually terminated (einvernehmlich aufgehoben) as at the German Closing Date at 24 hours CET and (D) the final proper execution of the respective profit and loss transfer agreements shall be carried out in cash and actual funds after the German Closing Date (to this end, ISP Marl GmbH and Ashland Technologies GmbH, respectively, shall pay to ISP Marl Holdings GmbH any amounts to be identified as finally payable under the terminated profit and loss transfer agreements and ISP Marl Holdings GmbH shall pay to ISP Marl GmbH and Ashland Technologies GmbH, respectively, any amounts to be identified as finally payable under the terminated profit and loss transfer agreements, in each case as the case may be). For the avoidance of doubt, the termination of the relevant profit and loss transfer agreements and, as the case may be, the transfer of the Transferred German Company Equity Interests, shall be performed in line with the principles of a midnight transaction (Mitternachtsgeschäft) according to R14.4(2) Corporate Income Tax Guidelines;

(xii) other than in the ordinary course of business, amend (A) the India Tolling Agreement, (B) the Brazil Tolling Agreement, (C) the Turkey Tolling Agreement or (D) the China Tolling Agreement; or

(xiii) agree, whether in writing or otherwise, to do any of the foregoing.

(c) Notwithstanding the foregoing, nothing in this Section 7.2 will prevent Seller or any of its Affiliates from taking actions, including (i) contributions, transfers, distributions, redemptions, assignments and acceptances of assets and Liabilities, (ii) the repayment of Indebtedness and the extinguishment of Encumbrances, (iii) formation, dissolution or divisive transactions (including a spin-off or split-off) of subsidiaries, including Transferred Entities and (iv) the cancellation of any intercompany Contracts that will not constitute Transferred Contracts, in each case as Seller determines is reasonably necessary or appropriate to facilitate the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements.

(d) From the date of this Agreement and until the earlier of the Closing or the date that this Agreement is terminated in accordance with its terms, with respect to any purchase of any of the Transferred Equity Interests or any assets of the Transferred Entities or the Business (other than with respect to a Permitted Transaction) (each such transaction, a “Competing Transaction”), Seller shall not, and shall cause the Transferred Entities and the respective Affiliates or Representatives of Seller and the Transferred Entities not to, directly or indirectly (i) provide any nonpublic information to any Person (including via access to any data room or other records) other than Buyer and its Affiliates and Representatives with respect to any Competing Transaction, (ii) solicit, initiate or encourage proposals, offers or inquiries from any Person other than Buyer and its Affiliates and Representatives with respect to any Competing Transaction, (iii) participate in any negotiations or discussions with any Person other than Buyer and its Affiliates and Representatives with respect to any Competing Transaction, or (iv) enter into a letter of intent or other agreement with any Person other than Buyer with respect to a Competing Transaction; provided, that, for the avoidance of doubt, no such Competing Transaction shall relieve Seller (or its successors or assigns) or its Affiliates of their obligations under this Agreement. Upon the execution of this Agreement, Seller shall, and shall cause the Transferred Entities and the respective Affiliates and Representatives of Seller and the Transferred Entities to, immediately cease any existing discussions and negotiations with any Person with respect to a Competing Transaction other than the Buyer and its Affiliates and Representatives (including by ceasing any access provided to any such Person, or any Affiliates or Representatives of such Person, to any data room or other records). For purposes of this Section 7.2(d), (x) “Change of Control” shall mean (A) any Person or group of Persons within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, becoming the beneficial owner, directly or indirectly, of 50% or more of the outstanding common shares of Seller, or (B) individuals who constitute the current directors of Seller ceasing for any reason to constitute at least a majority of the board of directors of Seller and (y) “Permitted Transaction” shall mean (1) any transaction having as its object the Change of Control of Seller or (2) in the ordinary course of business, sales of Inventory, Accounts Receivable and other working capital type items.

Section 7.3 Efforts of the Parties.

(a) Subject to the terms and conditions set forth in this Agreement, each of Seller and Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate and make effective the Acquisition, including (i) to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement and the Acquisition (which actions shall include furnishing all information required by applicable Law in connection with approvals of, clearances or consents from or filings with any Governmental Authority), (ii) to obtain any consent, authorization (including any Governmental Authorization and related bond, letter of credit or other financial assurance), Order or approval of, or any exemption by, any Governmental Authority or other public or private third party required to be obtained by Buyer or any Seller Affiliate in connection with the acquisition of the Transferred Assets or the Transferred Company Equity Interests or the taking of any related action contemplated by this Agreement, and (iii) to effect all necessary registrations and filings with Governmental Authorities.

(b) Without limiting Section 2.1(g), Buyer and Seller shall use their reasonable best efforts to transfer or obtain, prior to the Closing or as soon as practicable thereafter, any Governmental Authorization required under Environmental Law for Buyer to own or operate the Business or the Transferred Assets (“Environmental Permits”). If any such Environmental Permits are not transferred to or obtained by Buyer prior to the Closing, the Buyer Corporations and the Seller Affiliates shall use commercially reasonable efforts to cooperate in any lawful and reasonable arrangement under which Buyer or a Buyer Corporation obtains the benefit of the Environmental Permits held by a Seller Affiliate; provided that no Seller Affiliate shall be required to pay any consideration therefor, or to commence, defend or participate in any litigation or offer or grant any accommodation (financial or otherwise) to any third party; and provided further that Buyer shall fully indemnify and hold harmless Seller Indemnitees from and against any and all Losses arising out of or relating to any such arrangement. Seller’s obligations regarding Environmental Permits shall cease one hundred eighty (180) days after the Closing, at which point Seller will be deemed to have fulfilled all related requirements under this Agreement and under no circumstances shall the Consideration be reduced or Seller or its Affiliates be subject to any Liability on account of the failure to obtain any Environmental Permit.

Section 7.4 Certain Governmental Matters.

(a) Without in any way limiting the other provisions of this Agreement, Buyer and Seller agree to make or cause to be made, in consultation and cooperation with the other and as promptly as practicable and advisable after the date hereof, but in any event (x) with respect to filings pursuant to the HSR Act, within ten (10) Business Days of the date hereof and (y) with respect to any competition filings pursuant to any other non-U.S. jurisdiction, as promptly as practicable following the date hereof, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, (ii) all appropriate filings required pursuant to the EC Merger Regulation, and (iii) all other necessary registrations, declarations, notices and filings relating to the Acquisition with any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Laws (“Governmental Competition Authority”) with respect to the Acquisition and to respond to any inquiries received and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any other Competition Law. From and after the date hereof and until all governmental approvals required in connection with the Acquisition have been obtained, Seller and Buyer shall not, and shall cause each of the Seller and Buyer Corporations and their respective Affiliates not to, operate their businesses in such manner or take any action, that could reasonably be expected to significantly increase the risk of not obtaining any such governmental approval or clearance or the expiration or termination of any applicable waiting period.

(b) Each of Seller and Buyer shall (i) keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Competition Authority, and shall comply with any such inquiry or request as promptly as practicable, (ii) cooperate and consult with each other in connection with the making of all filings, notifications and any other material actions pursuant to this Section 7.4, including, subject to applicable Laws relating to the exchange of information, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Competition Authority, (iii) provide counsel for the other party with copies of all filings and submissions made by such party and all correspondence and other written communications between such party (and its advisors) and any Governmental Competition Authority and any other information supplied by such party or its Affiliates to a Governmental Competition Authority or received from such a Governmental Competition Authority in connection with the Acquisition; provided, however, that materials may be redacted before being provided to the other party as necessary to (x) comply with contractual arrangements, or (y) address reasonable privilege or confidentiality concerns and (iv) furnish to the other party such information and assistance as such party reasonably may request in connection with the preparation of any submissions to, or agency Proceedings by, any Governmental Competition Authority. Upon and subject to the terms of this Section 7.4, each party agrees to cooperate and use its reasonable best efforts to assist in any defense by any other party to the Acquisition before any Governmental Competition Authority reviewing the Acquisition, including by providing as promptly as practicable such information as may be requested by such Governmental Competition Authority or such assistance as may be reasonably requested by the other party to this Agreement in such defense.

(c) If any objections are asserted by any Governmental Competition Authority with respect to the Acquisition under any applicable Competition Law or which would otherwise prevent, materially impede or materially delay the consummation of the Acquisition, or if any Proceeding is instituted by any Governmental Competition Authority or any private party challenging the Acquisition as violative of applicable Competition Law, or an Order is issued enjoining the Acquisition, each of Seller and Buyer shall use its reasonable best efforts to resolve any such objections or Proceedings so as to permit consummation of the Acquisition by the Closing as soon as practicable. In the event that any Proceeding is instituted (or threatened to be instituted) by a Governmental Competition Authority or private party challenging the Acquisition, each of Seller and Buyer shall cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such Proceeding, including defending through litigation on the merits any claim asserted in any court by any Person, and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Acquisition.

(d) Each of Seller and Buyer shall use their reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the applicable Competition Law as soon as practicable. Seller and Buyer shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Competition Authority to delay or not to consummate the Acquisition on the Closing Date, except with the prior written consent of the other party to this Agreement, which consent shall not be unreasonably withheld or delayed. Seller and Buyer shall not have any substantive contact with any Governmental Competition Authority in respect of any filing or Proceeding contemplated by this Section 7.4 unless it consults with the other party in advance and, to the extent permitted by such Governmental Competition Authority, gives the other party the opportunity to participate.

(e) Without limiting the foregoing or any other provision of this Agreement, Buyer shall use reasonable best efforts to take any action necessary to avoid and eliminate each and every impediment under any applicable Competition Law, so as to enable the consummation of the Acquisition as soon as practicable, by, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of any required portion, product lines or assets of the Transferred Assets, the Transferred Company Equity Interests or the assets and properties of the Transferred Entities) and (ii) otherwise using reasonable best efforts to take or commit to take actions that after consummation of the Acquisition would limit INEOS Enterprises Group or Transferred Entities’ freedom of action with respect to any of the businesses, product lines or assets of INEOS Enterprises Group or the Transferred Entities (including the Transferred Assets, the Transferred Company Equity Interests or the assets and properties of the Transferred Entities).

Section 7.5 Access Post-Closing. Following the Closing, Buyer will permit Seller and its duly authorized Representatives access during normal business hours (upon 24 hours’ written notice to Buyer) to all Contracts, books, records and other data relating to the Transferred Assets, Transferred Equity Interests, Transferred Entities and Assumed Liabilities conveyed and assumed at the Closing to the extent that such materials were delivered to Buyer. Seller agrees that after the Closing, Buyer or its authorized representatives may, at Buyer’s cost and expense, make copies of those books and records (or redacted portions thereof) of any Seller Affiliate (other than Excluded Assets) that have not been transferred to Buyer and relate to the Business. Each of Buyer and Seller will keep any information obtained under this Section 7.5 confidential other than with the consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.6 Non-competition; Non-solicitation.

(a) Seller understands that Buyer shall be entitled to protect and preserve the going concern value of the Business to the extent permitted by Law and that Buyer would not have entered into this Agreement absent the provisions of this Section 7.6. Therefore, subject to the provisions of this Section 7.6(a), Seller agrees that for a period of three (3) years from the Closing Date, neither Seller nor any controlled Affiliate of Seller shall engage in any business, the primary activity of which is to compete with the Business (each, a “Competitive Activity”); provided, however, that it shall not be deemed to be a violation of this subsection for Seller or any of its Affiliates:

(i) to invest in any Person which invests in, manages or operates a Competitive Activity, so long as Seller’s or its Affiliate’s investment is less than 25% of the outstanding ownership interest in such Person and Seller does not control such Person or Competitive Activity;

(ii) to acquire a Competitive Activity (or a third party engaging in such Competitive Activity) by merger or a purchase of shares or assets of a third party so long as the annual Operating Income of such third party attributable to such Competitive Activity for the most recent fiscal year of such third party preceding the acquisition does not exceed 25% of the aggregate annual Operating Income during such period for all of the businesses or operations acquired from such third party; provided, however, that in the event of any such acquisition where the aggregate annual Operating Income related to the Competitive Activity exceeds 25% of such aggregate annual Operating Income, Seller shall be required to attempt to divest such excess portion of the Competitive Activity at such price and on such terms as Seller deems commercially reasonable. Seller shall not be required to divest such Competitive Activity at a loss, or be required to discontinue operation of such Competitive Activity in order to comply with this Section 7.6;

(iii) to own any securities through any employee benefit plan;

(iv) to perform any Competitive Activity for the benefit of Buyer or any of its Affiliates, including the performance of any Competitive Activity required or contemplated by this Agreement or any Ancillary Agreement; or

(v) to engage in any business conducted by Seller or its Affiliates at Closing other than the Business.

(b) Notwithstanding anything to the contrary in this Agreement, it shall be understood and agreed by the parties that Seller and its Affiliates may continue to engage in the manufacture, marketing, sale and internal consumption of 1,4 butanediol and related derivatives, including tetrahydrofuran, made at Seller’s and its Affiliates’ manufacturing facility in Lima, Ohio or which are used in the production of other products made at Seller’s and its Affiliates’ other manufacturing facilities, including Texas City, Texas and Calvert City, Kentucky.

(c) Notwithstanding anything to the contrary, the foregoing covenant shall not apply with respect to any Person or its Affiliates that acquires an interest in all or any portion of the stock or assets of Seller or any of its Affiliates and whether or not prior to such acquisition such Person or its Affiliates were already engaged in a Competitive Activity.

(d) From and after the Closing for a period of two years following the Closing, Seller agrees that neither it nor its Affiliates will, without Buyer’s prior written consent, directly or indirectly (including through Seller’s or its Affiliates’ Representatives), solicit for employment (whether as an employee, consultant or temporary employee) any Transferred Employee, except that this paragraph shall not preclude Seller or any other person from entering into discussions with or soliciting any person (i) who responds to any public advertisement or general solicitation, (ii) who initiates discussions with the soliciting party regarding such employment on his or her own initiative and without any direct or indirect solicitation by the soliciting party, its representatives or its Affiliates or (iii) has been terminated by Buyer or its Affiliates three (3) months prior to commencement of discussions with the soliciting party.

(e) From and after the Closing for a period of two years following the Closing, Buyer agrees that neither it nor its Affiliates will, without Seller’s prior written consent, directly or indirectly (including through Buyer’s or its Affiliates’ representatives), solicit for employment (whether as an officer, director, employee, consultant or temporary employee) any officer, director or employee of Seller or any of Seller’s Affiliates, except that this paragraph shall not preclude Buyer or any other person from entering into discussions with or soliciting any person (i) who responds to any public advertisement or general solicitation, (ii) who initiates discussions with the soliciting party regarding such employment on his or her own initiative and without any direct or indirect solicitation by the soliciting party, its representatives or its Affiliates or (iii) has been terminated by Seller or its Affiliates three (3) months prior to commencement of discussions with the soliciting party.

(f) For purposes of this Section 7.6, the following terms shall have the meanings set forth below:

“Operating Income” shall mean earnings before interest, income Taxes and extraordinary items, all calculated and determined in accordance with GAAP.

Section 7.7 Further Assurances. From and after the Closing Date, and from time to time at the request of the other party, Buyer shall, and shall cause the Buyer Corporations to, and Seller shall, and shall cause the other Seller Affiliates to, without further consideration, execute and deliver such instruments of transfer, conveyance, assignment and assumption, in addition to the Ancillary Agreements, and take such other action as may reasonably be necessary to consummate the Acquisition or to give effect to the transactions contemplated by the Ancillary Agreements.

Section 7.8 Adjustments and True-Ups.

(a) To the extent that Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates (including any Transferred Entity following the Closing), on the other, (i) receives any payment to which the other party is entitled, each of Buyer and Seller agrees to promptly remit the proceeds to the other party, as appropriate and (ii) makes a payment to a third party on behalf of the other party, the other party agrees to promptly reimburse Seller or Buyer, as applicable.

(b) The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under this Agreement or any Ancillary Agreement.

(c) The provisions of this Section 7.8 shall not apply with respect to Taxes.

Section 7.9 Replacement of Credit Support Obligations.

(a) Buyer recognizes that Seller and certain of its Affiliates and third parties have provided credit support to the Business, the Transferred Assets or the Transferred Entities pursuant to the Credit Support Obligations set forth on Schedule 7.9(a) and that Seller may supplement the Credit Support Obligations listed on Schedule 7.9(a) from time to time prior to Closing to include any additional Credit Support Obligations entered into in the ordinary course of the Business and consistent with past practice.

(b) With respect to the Credit Support Obligations set forth on Schedule 7.9(a), on or prior to the Closing Date, Buyer agrees to use reasonable best efforts to provide a replacement for each Credit Support Obligation listed on Schedule 7.9(a) of Buyer or its Affiliates with terms that are at least as favorable to the counterparty as the terms of the applicable Credit Support Obligation, in form and substance reasonably satisfactory to Seller and the respective counterparties, and Buyer and Seller shall cooperate to obtain any necessary release in form and substance reasonably satisfactory to Buyer and Seller with respect to all such Credit Support Obligations; provided that the replacement Buyer is required to provide does not have to take the form of a letter of credit or bond unless the existing Credit Support Obligation is in such form.

(c) If Buyer is not successful, for any reason, in obtaining the complete and unconditional release of Seller and its Affiliates from any Credit Support Obligation set forth on Schedule 7.9(a) by the Closing Date or noticed to Buyer after the Closing as provided in Section 7.9(c) (each such Credit Support Obligation, until such time as such Credit Support Obligation is released in accordance with Section 7.9(b), a “Continuing Credit Support Obligation”), then:

(i) Seller shall (or shall cause its Affiliates to) continue to maintain such Continuing Credit Support Obligation for a period of one hundred eighty (180) days from the Closing Date, after which time Seller shall have no obligation to maintain such Continuing Credit Support Obligation;

(ii) Buyer shall continue to use its reasonable best efforts to obtain promptly the complete and unconditional release of Seller and its Affiliates from each Continuing Credit Support Obligation by providing to the counterparty to such Continuing Credit Support Obligation a substitute guarantee by an Affiliate of Buyer with terms that are at least as favorable to the counterparty as the terms of such Continuing Guarantee until such release is obtained; and

(iii) Buyer shall indemnify Seller and its Affiliates for any Losses based upon any Continuing Credit Support Obligation.

Section 7.10 No Use of Seller Retained Names.

(a) On and after the Closing Date, except as expressly provided in this Section 7.10, none of Buyer, any Buyer Corporation or any of their respective Affiliates shall use the “Ashland” names, marks, domain names and logos or any name(s) or identifier(s) similar thereto (or any derivations therefrom in any language) (the “Retained Names”) alone or together with other words, or logos, slogans, symbols or designs in any form, variation or manner in connection with any business that Buyer, Buyer Corporations or their Affiliates (including the Transferred Entities following the Closing) may thereafter conduct.

(b) Notwithstanding the definition of Excluded Assets set forth in Annex A-2(g), within ninety (90) days after the Closing, Buyer may continue to distribute product literature that uses any Retained Names and distribute products with labeling or packaging that uses any Retained Names to the extent that such product literature and labeling or packaging exists on the Closing Date; provided that Buyer shall, and shall cause its Affiliates to, within such ninety (90) day period: (i) revise print advertising, product labeling and all other information or other materials, including any internet or other electronic communication vehicles, change signage and stationery, (ii) display a notice, in a format reasonably acceptable to Seller, indicating the Business (A) was formerly owned by Seller, and (B) is now owned by Buyer and (iii) discontinue use of the Retained Names. Buyer acknowledges and agrees that upon the termination of the ninety (90) day period, Buyer shall have no right to use the Retained Names for any purpose. In no event shall Buyer or any of its Affiliates use any Retained Names after the Closing in any manner or for any purpose different from the use of such Retained Names by Seller prior to the Closing. Subject to the above, with respect to the Inventory, Buyer may continue to sell such Inventory, notwithstanding that it or its labeling or packaging bears one or more of the Retained Names, for a reasonable time after the Closing (not to exceed one hundred twenty (120) days). All usage of Retained Names set forth under Section 7.10(b) shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Retained Names were used in the Business prior to the Closing, and in no case in any manner that may damage or tarnish the reputation of Seller or the goodwill associated with the Retained Names or Seller’s ownership of the Retained Names. After the periods set forth above, Buyer, Buyer Corporations or their Affiliates (including the Transferred Entities following the Closing) shall immediately cease using the Retained Names.

(c) Except for the rights expressly provided under Section 7.10(b), no other right to use the Retained Names or any other Marketing Excluded Assets is granted hereunder by Seller whether by implication or otherwise, and nothing hereunder permits the Buyer or any of its Affiliates to use the Retained Names or any other Marketing Excluded Assets. Each of the Buyer and its Affiliates further acknowledges that none of the Buyer or any of its Affiliates is acquiring any right to use the Retained Names or any other Marketing Excluded Assets, and Buyer and its Affiliates shall not contest the ownership or validity of any of the Retained Names or any other Marketing Excluded Assets. The Buyer hereby acknowledges that all right, title and interest in and to the Retained Names any other Marketing Excluded Assets are owned exclusively by Seller or its Affiliates, and except as expressly set forth above under Section 7.10(b), any and all right of the Business to use the Retained Names any other Marketing Excluded Assets shall immediately revert to Seller, along with any and all goodwill associated therewith, all goodwill generated by the use of the Retained Names under Section 7.10(b) shall inure solely to the benefit of Seller.

Section 7.11 Lien Releases. Prior to the Closing, Seller shall cause Seller Affiliates to amend or take such other action with respect to the agreements listed on Schedule 7.11 to permit all Transferred Assets and Transferred Company Equity Interests to be transferred to Buyer at Closing free and clear of all Encumbrances other than Permitted Encumbrances.

Section 7.12 Data Privacy. Promptly, but in no event later than thirty (30) days after the date hereof, Seller and Buyer will enter into, and shall cause their respective Affiliates to enter into: (a) a Data Transfer Agreement, substantially in the form attached hereto as Exhibit J-1; and (b) a Data Processing Agreement, substantially in the form attached hereto as Exhibit J-2, in order to comply with all applicable data protection Laws, including the Regulation (EU) 2016/679 of the European Parliament, to ensure adequate safeguards are in place with respect to the protection of privacy and fundamental rights and freedoms of individuals and to allow for the transfer of the personal data as defined and specified in such agreements by a data exporter to a data importer and for the processing of personal data on behalf of Buyer and its Affiliates.

Section 7.13 Tolling Agreements. Prior to the Closing Date, Buyer and Seller shall negotiate manufacturing services agreements, to be entered into at Closing, with respect to the plants listed on Schedule 7.13 (and such other sites as Buyer and Seller may mutually agree) and in accordance with the pricing methodologies specified on Schedule 7.13.

Section 7.14 R&W Insurance Policy. Buyer shall use commercially reasonable efforts to cause the R&W Insurance Policy to be issued by Insurer to Buyer as of the Closing. Each of the parties agrees that the R&W Insurance Policy shall provide that the Insurer shall only be entitled to exercise rights of subrogation against Seller if the Losses arose out of fraud. Seller shall be an express third party beneficiary of such provision and shall be entitled to enforce such provision as if Seller were a party thereto. Such provision may not be amended without the written consent of Seller. From and after the issuance of the R&W Insurance Policy, Buyer shall (a) use reasonable best efforts to maintain coverage under the R&W Insurance Policy in full force and effect during the policy period set forth therein and (b) not (and shall cause its Subsidiaries and Affiliates not to) amend, modify, terminate, or waive any waiver of subrogation set forth in the R&W Insurance Policy without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned, or delayed.

Section 7.15 India Toller Loan. In the event that, following the Closing, any payments (whether interest, principal or both) received by Buyer or its Affiliates in respect of the India Toller Loan, Buyer shall, or shall cause its applicable Affiliate to, pay to Seller or its designated Affiliate, the amount of such payment, in the same currency as such payment was received by Buyer or its applicable Affiliate and net of any directly incurred costs or taxes incurred as a result of any payments received by Buyer or its Affiliates from the India Toller Loan, within fifteen (15) days of receipt of such payment by Buyer or its Affiliates.

Section 7.16 Intercompany Settlements. Prior to the Effective Time, Seller shall use commercially reasonable efforts to settle any outstanding Intercompany Payable Amounts or Intercompany Receivable Amounts between the Transferred Entities, on the one hand, and Seller and its Affiliates (other than the Transferred Entities), on the other hand; provided that, if Seller is unable to settle such accounts prior to the Effective Time, then Seller and Buyer shall cooperate for a period of ninety (90) days following the Closing to settle such accounts.

Section 7.17 China Short-Term Bank Drafts. Buyer will use commercially reasonable efforts to collect all Short-Term China Bank Drafts as they mature.

Section 7.18 Transferred Insurance Proceeds. Following the Closing Date, if Seller actually receives any Transferred Insurance Proceeds from any of Seller’s or its Affiliates’ insurers, Seller shall, or shall cause its applicable Affiliate to, pay to Buyer the amount of such payment, within thirty (30) days of receipt of such payment by Seller or its Affiliates.

ARTICLE VIII

CERTAIN EMPLOYEE MATTERS.

Section 8.1 Employees. Schedule 8.1 lists, to the extent permitted by applicable Law, each Employee as of the date hereof, including an identification number and such Employee’s title, work location, employer, annual salary or base rate, and active/inactive status, if any. Seller shall deliver an update of such Schedule 8.1 with the names of such individuals at the Closing. Seller shall update Schedule 8.1 periodically prior to the Closing Date to reflect, with respect to the Business, any additional Employees, new hires, transfers, retirements, resignations, dismissals and other employment terminations which may have occurred at any time on or prior to the Closing Date.

Section 8.2 Continuation of Employment.

(a) Where applicable Law provides for the automatic transfer of employment of any Employee upon the consummation of the Acquisition, the parties (i) shall take or cause to be taken such actions as are required under applicable Law to accomplish such transfer of employment of such Employee to Buyer or a Buyer Corporation by operation of Law as of the Closing and (ii) shall not take and shall not cause to be taken any such actions that would result in the employment of such Employee not transferring to Buyer or a Buyer Corporation by operation of Law as of the Closing; provided that, in the case of any Excepted Jurisdiction, the foregoing shall be subject to the applicable Excepted Selling Corporations having received and accepted the terms of their respective Local Offer Letters and executing the Business Transfer Documents. Where applicable Law does not provide for the automatic transfer of employment of any Employee upon the consummation of the Acquisition, Buyer shall, or shall cause a Buyer Corporation to, make offers of employment to such Employee (which offers may be of at-will employment to the extent permitted by applicable Law) in accordance with the provisions of this Article VIII, to be effective as of the Closing (or such later date as provided in Section 8.5).

(b) The parties acknowledge that the transfer of the portions of the Business conducted by Seller and the Asset Selling Corporations in the European Union (“EU”) and certain other countries constitutes a transfer of business within the meaning of EU Council Directive 2001/23/EC, the national Laws implementing the same or any similar Laws applicable in non-EU jurisdictions, and each Employee with respect to such portions of the Business shall be referred to herein as a “European Employee”. Subject to Section 8.2(c) below, the parties further acknowledge that, as a result, the employment of the European Employees, including all related rights and obligations, will transfer by operation of Law to Buyer or a Buyer Corporation, as applicable, as of the Closing Date, except with respect to any European Employee who timely exercises his or her rights, if any, under any applicable Law to prevent such transfer from occurring. Each European Employee or other Employee whose employment transfers automatically to Buyer or a Buyer Corporation by operation of Law, together with each other Employee of a Transferred Entity, is referred to herein as an “Automatic Transferred Employee”.

Buyer or the Buyer Corporations, as applicable, will assume by operation of Law, as of the Closing Date, all Liabilities with respect to the Automatic Transferred Employees except to the extent otherwise provided in this Article VIII.

(c) The parties will use their reasonable efforts to obtain the approval of the applicable Governmental Authority or any labor authority as may be required for the transfer of the Automatic Transferred Employees, if any, who are “protected employees” under applicable Law. If any Employee requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer or any Buyer Corporation, Buyer shall, and shall cause the Buyer Corporations to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Closing Date. In the event any such permit, pass or other approval is not obtained and in effect prior to the Closing Date, Buyer shall, and shall cause the Buyer Corporations to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained as soon as reasonably practicable thereafter.

Section 8.3 Offers of Employment. Where applicable Law does not provide for the automatic transfer of employment of any Employee upon the consummation of the Acquisition, Buyer shall, or shall cause a Buyer Corporation to, make an offer of employment to such Employee (which offer may be of at-will employment to the extent permitted by applicable Law) in accordance with the provisions of this Article VIII, at least thirty (30) days prior to the Closing Date (or such longer period required by applicable Law, the terms of any applicable Union Contract or to avoid statutory, contractual, common law or other severance obligations, including any compensation or benefits payable during a termination notice period), with such employment to be effective as of the Closing (or such later date as provided in Section 8.5); provided that, in the case of any Excepted Jurisdictions, the foregoing shall be subject to the applicable Excepted Selling Corporations having received and accepted the terms of their respective Local Offer Letters and executing the Business Transfer Documents. Any such offer of employment shall be for a position that is comparable to the type of position held by such Employee immediately prior to the Closing Date, at a geographic location that is within the greater of (i) 50 straight-line miles of the Employee’s home or (ii) the distance from the Employee’s home and place of work immediately prior to the Closing Date, and shall be made on terms and conditions sufficient to avoid statutory, contractual, common law or other severance obligations, other than where such severance is unavoidable pursuant to applicable Law or the terms of any applicable Union Contract, and shall otherwise comply in all respects with applicable Law. Each such Employee who accepts such offer of employment, including offers described in Section 8.5, from Buyer or a Buyer Corporation, collectively with each Automatic Transferred Employee, is referred to herein as a “Transferred Employee”. Except as otherwise specifically provided in this Article VIII or to the extent required by applicable Law, effective as of the Effective Time (or such later date on which a Transferred Employee commences employment with Buyer or a Buyer Corporation), the Transferred Employees shall cease all active participation in and accrual of benefits under the Seller Benefit Plans, other than any such plan that is sponsored, maintained, contributed to or required to be contributed to by any Transferred Entity.

Section 8.4 Continuation of Compensation and Benefits. For a period of eighteen (18) months immediately after the Closing Date (or for such longer period as required by applicable Law or pursuant to the terms of any applicable Union Contract), Buyer shall, or shall cause the

Buyer Corporations to, provide to each Transferred Employee (i) a base salary or wages no less favorable than those provided by Seller, the applicable Asset Selling Corporation or the applicable Transferred Entity to such Transferred Employee as in effect immediately prior to the Closing Date and (ii) other employee benefits, including variable pay and incentive or bonus opportunities, under plans, programs and arrangements that are no less favorable in the aggregate than those provided by Seller, the applicable Asset Selling Corporation or the applicable Transferred Entity to such Transferred Employee as in effect immediately prior to the Closing Date. For the avoidance of doubt, the provision of plans, programs and arrangements that are no less favorable in the aggregate than those provided by Seller as in effect immediately prior to the Closing Date shall not require Buyer to issue any incentive equity to any Transferred Employee.

Section 8.5 Inactive Employees. With respect to Employees who are Inactive Employees (other than any Automatic Transferred Employees), Buyer or a Buyer Corporation shall be required to offer employment to such Employee, in accordance with the provisions of this Article VIII, effective as of the date such Employee presents himself or herself to Buyer or a Buyer Corporation for active employment. In the case of any such Inactive Employee who accepts such offer of employment, (i) such Employee shall become a Transferred Employee as of the date such Employee presents himself or herself to Buyer or a Buyer Corporation for active employment, (ii) except as otherwise required by applicable Law or otherwise specifically provided in this Agreement, all references in this Agreement to the Closing, the Closing Date and the Effective Time shall instead be deemed to refer to the date such Employee becomes a Transferred Employee and (iii) Buyer or the applicable Buyer Corporation shall have no obligation to provide compensation and benefits to each such Employee until the date he or she becomes a Transferred Employee.

Section 8.6 Severance Obligations.

(a) Seller and Buyer intend that the transactions contemplated by this Agreement shall not constitute a separation, termination or severance of employment of any Employee prior to or upon the consummation of the Acquisition and that the Employees will have continuous and uninterrupted employment immediately before and immediately after the Closing Date, and Buyer shall, and shall cause the Buyer Corporations to, comply with any requirements under applicable Law to ensure the same. Buyer shall bear any costs related to, and shall indemnify and hold harmless Seller and the Asset Selling Corporations from and against, (i) any claims made by any Employee for any statutory, contractual or common law severance or separation benefits and other legally mandated payment obligations (including the employer portion of any employment Taxes, together with any compensation payable during any mandatory termination notice period related thereto), in each case, arising out of or in connection with the failure of Buyer or the Buyer Corporations to make offers of employment to, or continue the employment of, any Employee in accordance with this Agreement and as required by applicable Law and (ii) any claims relating to the employment of any Transferred Employee on or after the Closing Date, including in respect of any act or omission relating to the employment of any Transferred Employee on or after the Closing Date.

(b) Buyer shall, or shall cause the Buyer Corporations to, provide each Transferred Employee whose employment is terminated within eighteen (18) months following the Closing Date (or within such longer period as required by applicable Law or pursuant to the terms of any applicable Union Contract) with severance and other separation benefits substantially comparable to the severance and other separation benefits provided to such Transferred Employee by Seller, the applicable Asset Selling Corporation or the applicable Transferred Entity as in effect immediately prior to the Closing Date.

Section 8.7 Allocation of Employment Liabilities.

(a) Except with respect to any Liabilities that transfer to Buyer or a Buyer Corporation pursuant to applicable Law (including any relating to any current or former Employee of a Transferred Entity or any Employee Benefit Plan sponsored by a Transferred Entity) or as otherwise specifically provided in this Agreement or any Business Transfer Document, Seller and the Asset Selling Corporations shall retain Liability and responsibility for all employment and employee-benefit related Liabilities, claims or Losses that arise as a result of an event or events that occurred prior to the Effective Time that relate to the Employees (or any dependent or beneficiary of any Employee). Except as otherwise specifically provided in this Agreement, effective as of the Effective Time, Buyer or its Affiliates shall assume and be solely responsible for all employment and employee-benefits related Liabilities, claims or Losses that relate to (i) any current or former employee of a Transferred Entity (or his or her dependent or beneficiary) that arise as a result of an event or events that occurred on or after the Effective Time, (ii) any Employee Benefit Plan sponsored by a Transferred Entity that arise as a result of an event or events that occurred on or after the Effective Time and (iii) any Transferred Employee (or any dependent or beneficiary of any Transferred Employee) that arise as a result of an event or events that occurred on or after the Effective Time or are otherwise expressly assumed by Buyer or its Affiliates pursuant to this Agreement.

(b) Seller and the Asset Selling Corporations shall retain all Liabilities for all workers’ compensation, short- and long-term disability, medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims incurred by Employees prior to the Effective Time that are covered under the terms of the applicable plans of Seller and the Asset Selling Corporations or their respective Affiliates, except that Buyer and the Buyer Corporations shall be responsible for such claims to the extent such claims relate to a plan sponsored by a Transferred Entity. With respect to claims incurred on or after the Effective Time by the Transferred Employees and their eligible dependents for workers’ compensation, short- and long-term disability, medical, prescription drug, dental, vision, life insurance, accidental death and dismemberment and other welfare benefit claims, Buyer or its Affiliates shall be responsible. For these purposes, a claim shall be deemed to be incurred: (i) in the case of short- or long-term disability benefits (including related health benefits), at the time of the injury, sickness or other event giving rise to the claim for such benefits, (ii) in the case of workers’ compensation benefits, when the event giving rise to the claim (“Workers’ Compensation Event”) occurs, (iii) in the case of medical, prescription drug, dental or vision benefits, at the time professional services, equipment or prescription drugs covered by the applicable plan are obtained, (iv) in the case of life insurance benefits, upon death and (v) in the case of accidental death and dismemberment benefits, at the time of the accident. If the Workers’ Compensation Event occurs over a period both preceding and following the Effective Time, the claim shall be the joint Liability of Seller and the Asset Selling Corporations, on the one hand, and Buyer and the Buyer Corporations, on the other hand, and shall be equitably apportioned between such parties based upon the relative periods of time that the Workers’ Compensation Event transpired preceding and following the Effective Time.

(c) Schedule 8.7(c) sets forth all Employee Benefit Plans which are sponsored or maintained by a Transferred Entity as of the Closing Date.

Section 8.8 Service Credit. Effective from and after the Effective Time, Buyer or a Buyer Corporation shall (i) recognize, for all purposes (including eligibility, vesting and benefit levels and accruals, but other than benefit accrual under a defined benefit pension plan (other than any Employee Benefit Plan that is sponsored by a Transferred Entity or with respect to which Buyer, a Buyer Corporation or the applicable pension plan of Buyer or a Buyer Corporation assumes Liability)) under all plans, programs and arrangements established or maintained by Buyer or a Buyer Corporation for the benefit of the Transferred Employees, service with Seller or the Asset Selling Corporations and their respective Affiliates prior to the Closing Date to the extent such service was recognized under the corresponding Employee Benefit Plan covering such Transferred Employees and (ii) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or a Buyer Corporation for the benefit of the Transferred Employees, except to the extent such pre-existing condition exclusion, requirement or waiting period would have applied to such individual under the corresponding Employee Benefit Plan immediately prior to the Closing, and (iii) to the extent commercially feasible, provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Closing Date for the plan year in which the Closing occurs.

Section 8.9 Accrued Paid Time Off. In the event that any Transferred Employee is entitled under applicable Law or any policy of Seller or any Asset Selling Corporation to be paid for any paid time off (including vacation, holiday, sick, or personal) accrued but not yet taken by the Transferred Employees as of the Closing Date with respect to the calendar year in which the Closing Date occurs or with respect to any prior calendar year (the “Accrued PTO Days”), Seller or any Asset Selling Corporation, shall pay any required amounts to such Transferred Employee (any such amounts paid by Seller or any Asset Selling Corporation, the “Seller PTO Payment”). As of the Effective Time, Buyer or a Buyer Corporation shall assume and honor all the Accrued PTO Days for which payout is not made pursuant to the immediately preceding sentence (it being understood that Buyer or a Buyer Corporation may deduct from the number of paid time off days made available to any such Transferred Employee the number of days of paid time off previously taken by such Transferred Employee in the applicable calendar year). Within sixty (60) days following the Closing Date, Seller shall provide to Buyer a schedule setting forth the aggregate amount of the Seller PTO Payment. Buyer shall reimburse Seller for the aggregate amount of the Seller PTO Payment as soon as administratively practicable but in any event no later than forty (40) days following delivery of such schedule. If there is a dispute as to the amount to be reimbursed, the dispute shall be resolved using the dispute resolution procedure in Sections 2.3(b), (c) and (d).

Section 8.10 Bonuses; Retention.

(a) Except as set forth in any Business Transfer Document, Seller shall retain all Liabilities with respect to the Transferred Employees under any annual incentive or short-

term bonus plans sponsored or maintained by Seller or any of its subsidiaries that accrues in the period prior to the Closing Date and, notwithstanding the terms and conditions of such plans, shall pay to each Transferred Employee that participates in any such plan an amount equal to the amount such Transferred Employee would have been eligible to receive for the applicable period in which the Closing Date occurs had such Transferred Employee remained an employee of Seller or its Subsidiaries through the requisite date of eligibility in the plan, assuming achievement of applicable goals and conditions at target performance levels, as determined in Seller’s sole discretion, pro-rated based upon the period of time that transpired preceding the Closing Date. Seller shall use its commercially reasonable efforts to make the payments described in this Section 8.10(a) within one hundred twenty (120) days following the Closing Date. Following the Closing Date, the Transferred Employees shall participate in annual incentive or short-term bonus plans sponsored or maintained by Buyer or a Buyer Corporation.

(b) Notwithstanding the foregoing, if Seller wishes for Buyer to make the payments described in Section 8.10(a) (in lieu of such payments being made by Seller), then Seller shall provide Buyer with a schedule of such payments to be made to the Transferred Employees (the “Bonus Payment Schedule”), and Buyer shall make such payments in accordance with the Bonus Payment Schedule acting as agent on Seller’s behalf. Following the date on which all such payments have been made, Buyer shall provide Seller with a schedule that sets forth the name and identification number of each Transferred Employee who received a payment and the amount thereof (the “Paid Bonus Schedule”); provided that all such names, identification numbers and payment amounts must be in accordance with the Bonus Payment Schedule. Seller shall reimburse Buyer for the aggregate amount set forth on the Paid Bonus Schedule as soon as administratively practicable but in any event no later than forty (40) days following delivery of such schedule. If there is a dispute as to the amount to be reimbursed, the dispute shall be resolved using the dispute resolution procedure in Sections 2.3(b), (c) and (d).

(c) Effective as of the Effective Time, Seller shall retain all Liabilities under each individual retention letter agreement with a Transferred Employee set forth on Schedule 8.10(c).

Section 8.11 401(k) Plan. If Buyer or a Buyer Corporation maintains or establishes a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Buyer’s 401(k) Plan”), Buyer or such Buyer Corporation shall permit each Transferred Employee participating in a Retained U.S. Seller Benefit Plan that is a defined contribution plan with a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (“Seller’s 401(k) Plan”) to effect, and Buyer or a Buyer Corporation agrees to cause Buyer’s 401(k) Plan to accept, in accordance with applicable Law, a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances (including earnings thereon through the date of transfer and promissory notes evidencing all outstanding loans) under Seller’s 401(k) Plan if such rollover to Buyer’s 401(k) Plan is elected in accordance with applicable Law by such Transferred Employee, subject to each of Seller’s or the Asset Selling Corporation’s and Buyer’s reasonable satisfaction that Seller’s 401(k) Plan or Buyer’s 401(k) Plan, as applicable, is in compliance with all applicable Laws and that such plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of such plan is exempt from Tax under Section 501(a) of the Code.    Upon completion of a direct rollover of a Transferred

Employee’s account balances, as described in this Section 8.11, Buyer or a Buyer Corporation and Buyer’s 401(k) Plan shall be fully responsible for all benefits relating to past service of such Transferred Employee and none of Seller, the Asset Selling Corporations and Seller’s 401(k) Plan shall have any Liability whatsoever with respect to such benefits.

Section 8.12 WARN Act. Buyer agrees to provide, or cause its Affiliates to provide, any required notice under the Worker Adjustment and Retraining Notification Act of 1988 and any similar federal, state or local Law or regulation (“WARN”), and to otherwise comply with WARN and any other similar Law or regulation, in each case with respect to any “plant closing” or “mass layoff” (as defined in WARN) or group termination or similar event affecting Employees (including as a result of the Acquisition) and occurring on and after the Effective Time. None of Buyer or any of its Affiliates shall take any action before or after the Closing that would cause any termination of employment of any Employees that occurs before the Effective Time to constitute a “plant closing” or “mass layoff” or group termination under WARN, or to create any Liability or penalty to Seller, any Entity Selling Corporations, or any Asset Selling Corporation for any employment terminations under applicable Law. On the Closing Date, Seller shall notify Buyer of any layoffs of any Employees working in the United States in the ninety (90) day period prior to the Closing.

Section 8.13 Employee Consultations. Without limiting the generality of Section 12.7, Seller and the Asset Selling Corporations shall fully comply with all of its or their obligations (however arising) to inform and consult with, and in respect of, the Employees, whether the same arises under a Union Contract, employee consultation bodies or applicable Law. Buyer shall, and shall cause its Affiliates to, take such steps as are required by applicable Law, the terms of any applicable Union Contract or any employee consultation bodies, as applicable, or as are otherwise reasonably required by any Selling Corporation to facilitate compliance by the Selling Corporations with their obligations to inform and consult. Buyer or Buyer’s Affiliates shall fully comply with all of its or their obligations (however arising) to inform and consult with, and in respect of, the Employees, whether the same arises under a Union Contract, employee consultation bodies or applicable Law.

Section 8.14 Union Contracts. From and after the Closing, Buyer shall, and shall cause its Affiliates to, comply with the terms of the Union Contracts listed in Schedule 5.18(b)(i)(A) and with applicable Law. Notwithstanding anything to the contrary in this Section 8.14, Buyer further agrees that the provisions of this Article VIII shall be subject to any applicable provisions of any Union Contract in respect of Transferred Employees, to the extent such provisions are inconsistent with or otherwise in conflict with the provisions of any such Union Contract. From and after the Closing, with respect to Union Contracts listed in Schedule 5.18(b)(i)(B), Buyer shall, and shall cause its Affiliates to, recognize as exclusive bargaining representative the unions identified in such contracts currently representing Transferred Employees as of the Closing Date, and bargain with the current unions in good faith regarding the terms and conditions of employment of such Transferred Employees, as required by applicable Law.

Section 8.15 Retained Non-U.S. Seller Pension Plans; Retained U.S. Seller Benefit Plans. Seller or the applicable Asset Selling Corporation shall retain or shall cause to be retained all assets and Liabilities under each Retained Non-U.S. Seller Pension Plan and Retained U.S. Seller Benefit Plan and shall make payments to Employees with vested rights thereunder in accordance with the terms of such plan and applicable Law. With respect to each Retained Non-U.S. Seller Pension Plan and Retained U.S. Seller Benefit Plan, as of the Closing Date, each Transferred Employee shall cease active participation in such Retained Non-U.S. Seller Pension Plan and Retained U.S. Seller Benefit Plan, as applicable, and service performed for, and compensation earned from, any employer, other than Seller, the Asset Selling Corporations and their predecessors, shall not be taken into account for any purpose under such Retained Non-U.S. Seller Pension Plan and Retained U.S. Seller Benefit Plan.

Section 8.16 Transferred Non-U.S. Seller Pension Plans. As of the Effective Time, Buyer or a Buyer Corporation shall assume each Transferred Non-U.S. Seller Pension Plan set forth on Schedule 8.16, including all Liabilities for all accrued benefits thereunder, and Buyer, a Buyer Corporation or the applicable pension plan of Buyer or a Buyer Corporation shall assume all Liabilities for all accrued benefits under each other Non-U.S. Seller Pension Plan, in each case, in accordance with applicable Law or the terms of such plan (such Liabilities, the “Transferred Pension Liabilities”). Following any such transfer of the Transferred Pension Liabilities, none of Seller or any Asset Selling Corporation shall have any further Liability for any accrued benefits, or any other Liabilities, under or with respect to any Transferred Non-U.S. Seller Pension Plan. If any assets with respect to any Transferred Non-U.S. Seller Pension Plan (including, to the extent applicable, any insurance Contracts or portions thereof maintained with respect to such plan) are required by applicable Law, the terms of such plan or any Business Transfer Document to be transferred to Buyer in connection with the transfer of the Transferred Pension Liabilities, such assets shall be transferred pursuant to applicable Law or the terms of such plan (such assets, the “Transferred Pension Assets”). At all times following the Closing Date, neither Buyer nor any Buyer Corporation shall take any action to reduce any benefits accrued under any Transferred Non-U.S. Seller Pension Plan prior to the Closing Date. Notwithstanding anything herein to the contrary, any Transferred Non-U.S. Seller Pension Plan, Transferred Pension Liabilities and Transferred Pension Assets relating to such portion of the Business that is subject to a Local Offer Letter shall transfer or be assumed, as applicable, only upon acceptance of such Local Offer Letter by the applicable Excepted Selling Corporation.

Section 8.17 Employee Records. As of the Closing Date, Seller shall provide to Buyer and the Buyer Corporations copies of all employment records for each Transferred Employee to the extent permitted to be provided to Buyer and the Buyer Corporations under applicable Law. Buyer and the Buyer Corporations shall ensure that all such records are used only in connection with the employment of such Transferred Employee and shall keep such employment records confidential, and shall indemnify and hold harmless Seller and the Asset Selling Corporations from and against any statutory, common Law or other claims that arise from the use of such employment records other than for employment, compensation or termination-related purposes.

Section 8.18 China Employees. Without limiting the generality of Section 8.6(a) or the scope of Buyer’s obligations thereunder, Seller shall bear any costs related to, and shall indemnify and hold harmless Buyer and its Affiliates from and against, any claims made by any Employee who, as of the Closing Date, is principally employed in the People’s Republic of China (or, with respect to any Inactive Employee, who was principally employed in the People’s Republic of China at the time he or she began such leave) for any statutory severance or separation benefits (including statutory economic compensation and statutory compensation payable in respect of accrued but not yet taken vacation days or other paid time off for the calendar year in which the Closing Date occurs) that arise as a result of any such Employee who accepts an offer of employment from Buyer or any Buyer Corporation making a request that such severance or separation benefits be paid by the applicable Seller Affiliate.

Section 8.19 No Third Party Beneficiaries. The provisions of this Article VIII are solely for the benefit of the respective parties to this Agreement and nothing in this Article VIII, express or implied, shall confer upon any Employee, or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Article VIII, express or implied, shall be (a) deemed an amendment of any plan providing benefits to any Employee, or (b) construed to prevent Buyer from terminating or modifying to any extent or in any respect any benefit plan that Buyer may establish or maintain.

ARTICLE IX

CERTAIN TAX MATTERS

Section 9.1 Indemnification for Taxes.

(a) Subject to the limitations set forth in this Agreement, Seller shall indemnify and hold harmless the Buyer Indemnitees from and against: (i) Taxes of the Transferred Entities for all Pre-Closing Tax Periods, (ii) Excluded Tax Liabilities, (iii) Pre-Closing Restructuring Taxes, (iv) Taxes arising out of any breach of any Tax Covenant or any representation set forth in Section 5.17 by any Selling Corporation, and (v) VAT payable by Seller and its Affiliates under Section 9.3; in each case other than Taxes arising out of (x) any breach of any Tax Covenant made by Buyer or any Buyer Corporation or (y) except as otherwise contemplated or permitted by this Agreement, any action taken outside the ordinary course of business by Buyer or any of its Affiliates after the Closing but on the Closing Date (collectively, the “Pre-Closing Tax Indemnity”). Notwithstanding that a claim for Taxes may fall into multiple categories of this Section 9.1(a), a Buyer Indemnitee may recover such Taxes one time only.

(b) Subject to the limitations set forth in this Agreement, Buyer shall indemnify and hold harmless the Seller Indemnitees from and against (i) Taxes of the Transferred Entities for all Post-Closing Tax Periods, (ii) Assumed Tax Liabilities, (iii) Taxes arising out of any breach of any Tax Covenant made by Buyer or any Buyer Corporation, (iv) except as otherwise contemplated or permitted by this Agreement, Taxes arising out of any action taken outside the ordinary course of business by Buyer or any of its Affiliates after the Closing but on the Closing Date, (v) VAT payable by Buyer and its Affiliates under Section 9.3 and (vi) Transfer Taxes, in each case other than Taxes arising out of any breach of any Tax Covenant or any representation set forth in Section 5.17 made by any Selling Corporation. Notwithstanding that a claim for Taxes may fall into multiple categories of this Section 9.1(b), a Seller Indemnitee may recover such Taxes one time only.

(c) Subject to Section 9.8(e), any indemnity payment for Taxes to be made pursuant to this Section 9.1 shall be paid within thirty (30) Business Days after any Buyer Indemnitee or Seller Indemnitee claiming it is entitled to indemnification under this Article IX (the “Indemnified Tax Party”) makes written demand upon the other party (the “Indemnifying

Tax Party”), but in no case earlier than five (5) Business Days prior to the date on which the relevant Taxes (including, for the avoidance of doubt, any estimated Tax payments or Tax deposits) are required to be paid to the relevant Governmental Authority.

Section 9.2 Cooperation on Tax Matters.

(a) Notwithstanding anything to the contrary in Sections 7.1 or 7.5, Buyer and Seller shall, and shall cause their respective Affiliates to, (i) furnish, or cause to be furnished, to each other, upon request and in a timely manner, such documents (including any duly executed powers of attorney and other documents necessary to enable the parties to file Tax Returns, or cause Tax Returns to be filed, in the manner provided in Section 9.8), information (including access to the relevant portions of books and records) and assistance relating to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests and the Transferred Entities, in each case as is reasonably necessary for the preparation and filing of any Tax Return or the conduct of any Tax Contest or review by a third party auditor, (ii) cooperate reasonably with one another in applying for and obtaining available Tax refunds, credits and offsets and (iii) keep confidential any information obtained under this Section 9.2, except as may be otherwise necessary in connection with the filing of Tax Returns or the conduct of a Tax Contest or review by a third party auditor.

(b) Notwithstanding anything to the contrary in Sections 7.1 or 7.5, each of Seller and Buyer shall, and shall cause its Affiliates to, (i) retain all of its Tax and accounting books and records (including all computerized books and records, and any such information stored on any other form of media) relevant to Taxes, for any Tax period that includes the Closing Date and for all prior Tax periods, of the Transferred Entities or related to the Transferred Assets, the Assumed Liabilities the Business or the Transferred Equity Interests, in each case until the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) has expired and (ii) abide by all record retention agreements entered into with any Taxing Authority with respect to any of the materials described in clause (i).

(c) Seller and Buyer shall each (i) execute and deliver, and cause its Affiliates to execute and deliver, as appropriate, all instruments and certificates reasonably necessary to enable the other party to comply with any filing requirements relating to Transfer Taxes and VAT and (ii) use commercially reasonable efforts to avail itself of any available exemptions from, or reductions of, any Transfer Taxes and VAT under applicable Law.

Section 9.3 VAT. All consideration specified for supplies of goods or services made, or deemed to be made, under this Agreement and the Ancillary Agreements shall be exclusive of any and all applicable VAT. With respect to each such supply of goods or services, the party hereto that makes such supply (or whose Affiliate makes such supply) (the “Supply Provider”) shall provide, or cause its Affiliate making such supply to provide, to the party hereto that receives such supply (or whose Affiliate receives such supply) (the “Supply Recipient”), or to the Affiliate of the Supply Recipient receiving such supply, a properly completed and executed VAT invoice (or other valid and customary VAT documentation) with respect to the relevant supply of goods or services, promptly and in accordance with applicable Law. After the receipt of such invoice or documentation, the Supply Recipient shall pay, or cause its Affiliate receiving such supply to pay, to the Supply Provider or its Affiliate making such supply, in addition to the specified consideration, all VAT required under applicable Law to be charged by the Supply Provider or its Affiliate in relation to such supply, in accordance with applicable Law (but in no event later than the tenth (10th) Business Day after such receipt).

Section 9.4 Transfer Taxes. All Transfer Taxes shall be borne by Buyer.

Section 9.5 FIRPTA Affidavit. Seller shall deliver to Buyer no more than seven (7) days before the Closing affidavits (the “FIRPTA Affidavits”), duly executed and acknowledged, certifying certain facts reasonably sufficient to establish that the Acquisition is not subject to withholding under Section 1445 of the Code.

Section 9.6 Allocation of Taxes in Straddle Periods. Taxes (other than Transfer Taxes and VAT) payable with respect to a Straddle Period shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period (i) in the case of Taxes imposed on a periodic basis (such as real, personal and intangible property Taxes), on a daily pro rata basis and (ii) in the case of other Taxes, as if the Tax period ended as of the close of business on the Closing Date and, in the case of any such other Taxes that are attributable to the ownership of any equity interest in a partnership, other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable applicable Law), as if the Tax period of that entity ended as of the close of business on the Closing Date ; provided that, for German tax purposes, Taxes payable with respect to a Straddle Period shall be allocated as if the Tax period ended as of the German Closing Date.

Section 9.7 Tax Treatment of Indemnity Payments. For all Tax purposes, Seller and Buyer shall treat, and shall cause their respective Affiliates to treat, all indemnity payments under this Agreement, and all amounts paid by one party to another party under Section 2.1(i)(ii), 2.3, 2.4, 8.9, 8.10, 9.8(e) and 12.9, as adjustments to the Purchase Price received by Seller (for itself and as agent for the other Selling Corporations) to the extent permitted under applicable Tax Law.

Section 9.8 Tax Returns.

(a) [Intentionally Omitted]

(b) Seller shall prepare and file, or cause to be prepared and filed, all Seller-Signed Tax Returns and all Buyer-Signed Tax Returns in a timely manner with the appropriate Governmental Authorities; provided that Seller (i) shall provide Buyer with a draft copy of each such Seller-Signed Tax Return described in clause (b) of the definition thereof and each such Buyer-Signed Tax Return at least twenty (20) Business Days before the due date for the filing of such Tax Return (including extensions), (ii) shall consider in good faith any comments provided by Buyer, (iii) shall provide Buyer with a finalized copy of such Tax Return at least ten (10) Business Days before such due date and (iv) shall not, and shall cause its Affiliates not to, file such Tax Return without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), except that Buyer shall be deemed to have provided such consent unless it notifies Seller in writing, at least two (2) Business Days before such due date, of its objection to the filing of such Tax Return.

(c) Each Transfer Tax Return shall be prepared and filed, or caused to be prepared and filed, in a timely manner with the appropriate Governmental Authority (i) by Buyer if it or any of its Affiliates is permitted to file such Tax Return under applicable Law or (ii) by Seller if Buyer and its Affiliates are not permitted to file such Tax Return under applicable Law; provided that Seller (x) shall use commercially reasonable efforts to provide Buyer with a draft copy of such Tax Return at least ten (10) days before the due date for the filing of such Tax Return (including extensions), (y) shall incorporate any comments provided by Buyer, and (z) shall not file any such Tax Return without the prior written consent of Buyer.

(d) Each Straddle Period Tax Return shall be prepared and filed, or caused to be prepared and filed, with the appropriate Governmental Authority (i) by Buyer if it or any of its Affiliates is permitted to file such Tax Return under applicable Law or (ii) by Seller if Buyer and its Affiliates are not permitted to file such Tax Return under applicable Law, in each case in a timely manner consistent with past practice (except as otherwise required by applicable Law or to correct any clear errors); provided that such filing party (x) shall use commercially reasonable efforts to provide the other party with a draft copy of such Tax Return at least ten (10) Business Days before the due date for the filing of such Tax Return (including extensions), (y) shall consider in good faith any comments provided by such other party and (z) shall not, and shall cause its Affiliates not to, file such Tax Return without the prior written consent of such other party (which consent shall not be unreasonably withheld, conditioned or delayed), except that such other party shall be deemed to have provided such consent unless it notifies such filing party in writing, at least two (2) Business Days before the due date for filing such tax Return of its objection to the filing of such Tax Return.

(e) (i) With respect to each Tax Return described in this Section 9.8, the party required to file such Tax Return (or cause such Tax Return to be filed) pursuant to this Section 9.8 (the “Tax Return Filer”) shall timely pay to the relevant Governmental Authority the amount, if any, shown as due on such Tax Return; provided that if the Tax Return Filer is not permitted to make such payment under applicable Law, then the parties shall cooperate in good faith to arrange for such amount to be paid to the relevant Governmental Authority in a manner permitted by applicable Law; provided further that the obligation to make payments pursuant to this Section 9.8(e)(i) shall not affect such Tax Return Filer’s right, if any, to receive payments under Section 9.8(e)(ii) or otherwise be indemnified under this Agreement with respect to any Taxes.

(ii) With respect to any Tax Return described in this Section 9.8 (including extensions), the relevant Tax Return Filer shall notify the other party of any amounts shown as due on such Tax Return (and to be paid by such Tax Return Filer and its Affiliates), or any portions of any such amounts, for which the other party must indemnify the Tax Return Filer under this Agreement, and such other party shall pay such amounts (or portions thereof) to the Tax Return Filer no later than the due date for filing such Tax Return or, if later, ten (10) Business Days after the date on which notice of such amounts (or portions thereof) is provided by the Tax Return Filer pursuant to this Section 9.8(e)(ii); provided that Seller shall not be required to pay for any Holdback Taxes to Buyer unless and until the aggregate amount of Holdback Taxes paid by Buyer exceeds the Estimated Holdback Tax Amount held back pursuant to Section 2.5.

Section 9.9 Tax Contests.

(a) Buyer shall promptly notify Seller of any notice of any pending or threatened Tax Contest relating to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests or the Transferred Entities for which Seller could be liable under Section 9.1 if a claim for such Taxes were made (an “Applicable Tax Contest”); provided, however, that no failure or delay by Buyer to provide notice of an Applicable Tax Contest shall reduce or otherwise affect the indemnification obligations of Seller hereunder except to the extent the defense of such Applicable Tax Contest is actually prejudiced thereby.

(b) Subject to Section 9.9(c), (i) Seller shall have the exclusive right to control the conduct and settlement of all Applicable Tax Contests relating to Taxes for which Seller could be solely liable under Section 9.1 if a claim for such Taxes were made; provided that Seller shall in no event be liable for and therefore have no right to control the conduct and settlement of any Applicable Tax Contest described in clause (ii)(A) below, and (ii) Buyer shall have the exclusive right to control the conduct and settlement of all Applicable Tax Contests (A) relating to any Tax period beginning after the Closing Date with respect to the Transferred Assets, the Assumed Liabilities, the Business, the Transferred Equity Interests or the transferred Entities, or (B) relating to Taxes for which Buyer could be solely liable under Section 9.1 if a claim for such Taxes were made. Each party that controls the conduct of an Applicable Tax Contest pursuant to this Section 9.9(b) shall keep the other party reasonably informed of the status of, and any developments in, such Applicable Tax Contest.

(c) Buyer and Seller shall have the right to control jointly the conduct and settlement of any Applicable Tax Contest (A) described in Section 2.6(d) or (B) relating to Taxes for which both Buyer and Seller could be liable under Section 9.1 if a claim for such Taxes were made; provided that (x) the parties shall cooperate, and shall cause their respective Affiliates to cooperate, in the conduct or settlement of any such Applicable Tax Contest and (y) neither party shall enter into (or agree to enter into) any compromise or settlement of any such Applicable Tax Contest without the prior written consent of such other party (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 9.10 Refunds and Post-Closing Actions.

(a) Subject to Section 9.10(b), any party that receives or becomes entitled to (or whose Affiliate receives or becomes entitled to) any refund, credit or offset of or arising in connection with Taxes for which the other party would be liable under Section 9.1 (a “Refund Recipient”) shall pay to the other party the entire amount of such refund, credit or offset (including any interest from, but net of any Taxes imposed by, a Taxing Authority with respect to such refund, credit or offset) (i) in the case of a refund, no more than thirty (30) Business Days after receiving such refund and (ii) in the case of a credit or offset, no more than thirty (30) Business Days after the filing of the Tax Return utilizing such credit or offset; provided that if such Refund Recipient is required to repay to the relevant Taxing Authority such refund, credit or offset, the other party shall, upon the request of such Refund Recipient, repay the amount previously paid to such other party pursuant to this Section 9.10(a) in respect of such refund, credit or offset (plus any penalties, interest or other charges imposed by the relevant Taxing Authority). For the avoidance of doubt, the amount of any refund, credit or offset of or arising in connection with Taxes (including interest, but net of any Taxes imposed with respect to such refund, credit or offset) that relates to Taxes for a Straddle Period shall be prorated based upon the principles of Section 9.6, taking into account the type of Tax to which such refund, credit or offset relates.

(b) Except as otherwise required by applicable Law, Buyer shall not, and shall cause its Affiliates not to, (i) make or change any Tax election of the Transferred Entities or related to the Transferred Assets, the Assumed Liabilities or the Business for a Pre-Closing Tax Period or Straddle Period, except to the extent permitted by Section 9.8(d), (ii) amend, refile or otherwise modify (or grant an extension of any applicable statute of limitations with respect to) any Seller-Signed Tax Return, Buyer-Signed Tax Return or Straddle Period Tax Return or (iii) carry back any Tax Attribute of any of the Transferred Entities from a Tax period ending after the Closing Date to any Pre-Closing Tax Period, in each case, without Seller’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). If Buyer or any of its Affiliates does carry back a Tax Attribute to a Pre-Closing Tax Period, then (x) no payment with respect to such carryback shall be due to Buyer or any of its Affiliates from Seller or any of its Affiliates and (y) if Buyer or any of its Affiliates receives any refund, credit or offset of any Taxes in connection with such carryback, Buyer shall promptly pay to Seller the full amount of such refund or the economic benefit of the credit or offset (including interest, but net of any Taxes imposed with respect to such refund).

(c) Buyer shall not make, and shall cause its Affiliates not to make, any election under Section 338(g) of the Code (a “338(g) Election”) with respect to the acquisition of any Transferred Entity pursuant to this Agreement and the Ancillary Agreements without obtaining Seller’s prior written consent; provided, however, that if (i) Buyer requests in writing to make a 338(g) Election with respect to a Transferred Entity and (ii) Seller consents to such 338(g) Election (which consent shall not be unreasonably withheld, conditioned or delayed), then Buyer shall make such 338(g) Election in the manner agreed by Seller.

(d) Except as otherwise required by applicable Law, Buyer shall prevent Ash B CIS 21 Limited, which is a Bermuda corporation and is a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code), as determined immediately prior to the Closing, from (i) making distributions (whether actual or deemed for Tax purposes) of cash or any other property to any of such Transferred Entity’s direct or indirect owners and (ii) taking any action that would reasonably be expected to constitute an “investment in United States property” (within the meaning of Section 956 of the Code and the Treasury Regulations promulgated thereunder), in each case during such Transferred Entity’s U.S. federal income Tax period during which the Closing occurs.

Section 9.11 Like-Kind Exchange.

(a) If Seller notifies Buyer of its desire for the transfer of all or a specified portion of the Transferred Real Property located in the United States to qualify as a Like-Kind Exchange (the “Like-Kind Assets”) and Buyer consents in writing to such Like-Kind Exchange (which consent shall not be unreasonably withheld, conditioned or delayed), then the parties shall (i) cooperate in good faith to structure such transfer such that it qualifies, to the greatest extent possible, as a Like-Kind Exchange and (ii) enter into such other agreements, and make such modifications to this Agreement, as are reasonably necessary to meet the requirements of Section 1031 of the Code and the Treasury Regulations promulgated thereunder; provided in each case that (x) none of the representations, warranties, covenants, indemnification obligations or other agreements of the parties hereto shall be affected by such structuring and modifications, (y) neither of the parties shall be required, in connection with such structuring and modifications, to make any representations or warranties, assume any Liabilities, acquire title to any property to which it would not otherwise acquire title in connection with the Acquisition or, in the case of Buyer, incur any unreimbursed out-of-pocket costs and expenses (in each case, for the avoidance of doubt, that the relevant party will not otherwise make, assume, acquire or incur, but for this Section 9.11) and (z) neither of the parties shall have any right to delay or postpone the closing of such transfer for the principal purpose of facilitating such transfer’s qualification as a Like-Kind Exchange.

(b) Notwithstanding any other provision of this Agreement, (i) the provisions of this Section 9.11 shall survive the Closing without limitation and (ii) in the event of any conflict between this Section 9.11 and the terms and conditions of any agreement entered into by the parties in connection with the transfer of Like-Kind Assets, the terms and conditions of such other agreement shall control to the extent of such conflict.

ARTICLE X

INDEMNIFICATION

Section 10.1 Survival. The Fundamental Representations shall survive the Closing until the date that is six (6) years following the Closing Date and then shall expire and be of no force or effect. All other representations and warranties contained in this Agreement and the covenants contained in this Agreement requiring performance prior to Closing shall survive the Closing until the date that is twelve (12) months following the Closing Date, and shall then expire and be of no force or effect; provided, however, that the representations and warranties contained in Section 5.17 (Taxes) shall not survive the Closing for any purpose and thereafter shall expire and be of no force and effect. The other covenants contained in this Agreement shall survive the Closing Date in accordance with their terms or, if no term is provided, twelve (12) months following the Closing Date and then shall expire and be of no force or effect; provided that (a) the covenants set forth in Sections 7.5, 7.7, 7.8 and 7.18 shall survive for ten (10) years following the Closing Date and then shall expire and be of no force or effect, (b) the Pre-Closing Tax Indemnity and the Tax Covenants shall survive until the expiration of the applicable statute of limitations plus thirty (30) days and then shall expire and be of no force or effect, and (c) this Article X shall survive the Closing indefinitely. To the extent that a Claim for indemnification has been made pursuant to this Article X prior to the expiration of the applicable survival period pursuant to this Section 10.1, then such representation and warranty or covenant, and the related obligation to indemnify, shall survive for the purposes of such Claim until fully and finally resolved. Notwithstanding anything to the contrary set forth in this Agreement, none of the limitations or exceptions set forth in this Article X, including any period of survival set forth herein, shall in any way limit or modify the ability of the Buyer Indemnitees to make claims under or recover under the R&W Insurance Policy.

Section 10.2 Indemnification by Seller. Subject to the limitations set forth in this Agreement, Seller shall indemnify and hold harmless Buyer and its directors, officers,

employees, Affiliates (including the Transferred Entities after the Closing), agents and representatives (collectively, the “Buyer Indemnitees”) against and from any and all Losses which any Buyer Indemnitee may incur or suffer at any time after the Closing to the extent such Losses arise out of or result from (a) the breach of any representation or warranty made by any Selling Corporation in this Agreement, (b) the breach of any covenant or agreement made by any Selling Corporation in this Agreement requiring performance prior to Closing, (c) the breach of any other covenant or agreement made by any Selling Corporation in this Agreement, (d) any of the Excluded Liabilities, and (e) the Pre-Closing Tax Indemnity. Notwithstanding that a Claim for Losses may fall into multiple categories of this Section 10.2, a Buyer Indemnitee may recover such Losses one time only. Buyer shall, and shall cause the other Buyer Indemnitees to use reasonable best efforts to mitigate any Losses upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto, and no Buyer Indemnitee shall be entitled to indemnification for that portion of such Losses that is caused by the Buyer Indemnitee’s failure to comply with its mitigation obligations under this Section 10.2.

Section 10.3 Indemnification by Buyer. Buyer shall indemnify and hold harmless Seller and its directors, officers, employees, Affiliates, agents and Representatives (collectively, the “Seller Indemnitees”) against and from any and all Losses which any Seller Indemnitees may incur or suffer at any time after the Closing to the extent such Losses arise out of or result from (a) the breach of any representation or warranty made by Buyer or any Buyer Corporation in this Agreement, (b) the breach of any covenant or agreement made by Buyer or any Buyer Corporation in this Agreement requiring performance prior to the Closing, (c) the breach of any other covenant or agreement made by Buyer or any Buyer Corporation in this Agreement or (d) any of the Assumed Liabilities. Notwithstanding that a Claim for Losses may fall into multiple categories of this Section 10.3, a Seller Indemnitee may recover such Losses one time only. Seller shall, and shall cause the other Seller Indemnitees to use reasonable best efforts to mitigate any Losses upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.

Section 10.4 Scope of Seller’s Liability.

(a) Notwithstanding any other provision of this Agreement to the contrary, from and after the Closing, except for Claims arising from fraud or breaches of the Fundamental Representations, the Retention and the R&W Insurance Policy shall be the sole and exclusive source of funds for the satisfaction of all Claims of the Buyer Indemnitees that are subject to indemnification under Section 10.2(a) hereunder, and, from and after the Closing, recourse to the Retention and the R&W Insurance Policy shall be the sole and exclusive remedies for the Buyer Indemnitees for breach of this Agreement with respect to, or any Claim based in whole or in part on, or directly or indirectly related to, any of Seller’s representations and warranties (other than Claims arising from fraud or breaches of the Fundamental Representations) in connection with the transactions contemplated by this Agreement.

(b) Indemnification shall be available to Buyer Indemnitees under Section 10.2(a) with respect to breaches of representations and warranties (other than Claims arising from fraud or breaches of the Fundamental Representations) only to the extent the aggregate amount of Losses otherwise due to Buyer Indemnitees for all Claims for such indemnification exceeds U.S.$ 4,125,000 (the “Basket”) and then indemnification shall be available to Buyer

Indemnitees from Seller for the amount of all payments due to Buyer Indemnitees up to the Retention and thereafter the Buyer Indemnitees sole recourse for the amount of all payments due to Buyer Indemnitees shall be the R&W Insurance Policy. Buyer Indemnitees shall have no right to indemnification under Section 10.2(a) with respect to breaches of representations and warranties (other than Claims arising from fraud or breaches of the Fundamental Representations) for any individual item where the Losses relating thereto are less than U.S.$500,000 and such Losses shall not be taken into account in determining whether the Basket has been reached.

(c) With respect to Claims arising from breaches of the Fundamental Representations pursuant to Section 10.2(a) and the Pre-Closing Tax Indemnity pursuant to Sections 9.1(a) and 10.2(e), indemnification shall be available to the Buyer Indemnitees from Seller for the amount of all payments due to Buyer Indemnitees up to the entire amount of the retention due under the R&W Insurance Policy, then indemnification shall be available to the Buyer Indemnities from the R&W Insurance Policy, to the extent coverage is available thereunder, and then indemnification shall be available to the Buyer Indemnities from Seller; provided that Seller shall only be liable for Losses, other than the amount of the retention due under the R&W Insurance Policy, in excess of the total amounts paid to Buyer under the R&W Insurance Policy with respect to such Claims. Notwithstanding anything else in this Article X, Seller’s maximum Liability with respect to indemnification of the Buyer Indemnitees (i) for breaches of the Fundamental Representations pursuant to Section 10.2(a), and the Pre-Closing Tax Indemnity pursuant to Section 9.1(a) and Section 10.2(e) shall be an amount equal to the amount of the Purchase Price actually received by Seller (together with its designated Affiliates pursuant to Section 2.2(a)) minus the amounts paid to Buyer pursuant to the R&W Insurance Policy and (ii) for breaches of covenants or agreements pursuant to Sections 10.2(b) and (c) shall be an amount equal to the amount of the Purchase Price actually received by Seller (together with its designated Affiliates pursuant to Section 2.2(a)).

(d) Prior to pursuing any Claim against Seller (other than for the amount of the retention due under the R&W Insurance Policy) arising from breaches of the Fundamental Representations pursuant to Section 10.2(a) and the Pre-Closing Tax Indemnity pursuant to Sections 9.1(a) and 10.2(e), Buyer shall, on behalf of itself and all other applicable Buyer Indemnitees, use reasonable best efforts to recover any such Losses which may be available with respect to the fact or matter underlying such Claim under the R&W Insurance Policy before making any Claim against Seller hereunder.

(e) Notwithstanding anything to the contrary contained in this Section 10.4, none of the limitations set forth in Sections 10.4(a) through Section 10.4(d) shall apply with respect to Losses (and such Losses shall not be taken into account in determining the Basket or any cap) (i) in respect of any of the Excluded Liabilities and Seller’s responsibility therefor or (ii) in respect of any claim for fraud or injunctive or provisional relief (including specific performance).

(f) In no event shall Seller be obligated to indemnify any Buyer Indemnitee with respect to any matter to the extent that such matter was reflected in the calculation of the adjustments to the Purchase Price, if any, pursuant to Sections 2.3 or 2.4.

(g) For purposes of determining the amount of any Loss in respect of the failure of any representation or warranty to be true and correct as of any particular date, any standard or qualification as to “materiality” or “Material Adverse Effect” in such representation or warranty shall be disregarded.

Section 10.5 Claims. Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article X (the “Indemnified Party”) shall give prompt written notice to the other party (the “Indemnifying Party”) of each matter, action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification (a “Claim”) hereunder may be based. Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of Losses and the specific basis for indemnification hereunder. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is prejudiced by such failure.

Section 10.6 Defense of Actions. The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Claim based on any action, suit, Proceeding, claim, demand or assessment by any third party with full authority to conduct such defense and to settle or otherwise dispose of the same and the Indemnified Party will fully cooperate in such defense; provided that the Indemnifying Party will not, in defense of any such action, suit, Proceeding, claim, demand or assessment, except with the consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned or delayed), consent to the entry of any Order or enter into any settlement (a) which provides for any relief other than the payment of monetary damages and/or (b) which does not include as an unconditional term thereof the giving by the third party claimant to the Indemnified Party of a release from all Liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such action, suit, Proceeding, claim, demand or assessment, the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the written request of the Indemnifying Party. As to those third party actions, suits, Proceedings, claims, demands or assessments with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Claim without the prior consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed. The election of the Indemnifying Party to assume the defense or prosecution of a Claim will not be deemed an admission by the Indemnifying Party that the claims made in the Claim are within the scope of or subject to indemnification under this Agreement. The parties shall cooperate in the defense or prosecution of any third party Claim, with such cooperation to include (x) the retention and, upon the Indemnifying Party’s request, the provision to the Indemnifying Party of records and information that are reasonably relevant to such third party Claim, and (y) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. This Section 10.6 shall not apply to any Applicable Tax Contest, which shall be governed by Section 9.9.

Section 10.7 Limitation, Exclusivity.

(a) No Claim with respect to a representation, warranty or covenant shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party prior to the date set forth in Section 10.1 for such representation, warranty or covenant to expire. Other than (i) any dispute under Section 2.3 that is required to be decided by the Accounting Firm, (ii) any dispute under Section 2.4 that is required to be decided by the Actuary, (iii) as expressly provided in this Section 10.7 regarding fraud and injunctive and provisional relief (including specific performance) if the Closing occurs (iv) as expressly provided in any Ancillary Agreement, and (v) pursuant to the R&W Insurance Policy, this Article X provides the exclusive means by which a party may assert and remedy any and all Claims, and Section 12.11 provides the exclusive means by which a party may bring actions, in each case, against the other party (or any of its Affiliates) under or with respect to this Agreement or the transactions contemplated herein or therein. Except for injunctive and provisional relief (including specific performance) if the Closing occurs and except as expressly provided in any Ancillary Agreement, each party hereby waives and releases any other remedies or claims that it may have against the other party (or any of its Affiliates) with respect to the matters arising out of or in connection with this Agreement or the transactions contemplated herein or therein or relating to the Transferred Assets, the Excluded Assets, the Transferred Equity Interests, the Transferred Entities, the Assumed Liabilities and the Excluded Liabilities (including, inter alia, any rights of contribution or recovery under CERCLA or other Environmental Law) except that nothing in this Agreement shall limit the Liability of any party hereto for fraud. With respect to any Losses or other Liabilities arising under this Agreement, Buyer agrees that it shall only seek such Losses and Liabilities from Seller, and Buyer hereby waives the right to seek Losses or other Liabilities from or equitable remedies, such as injunctive relief, against any Affiliate of Seller or any director, officer or employee of Seller (or any of its Affiliates). If an Indemnified Party is indemnified for any Losses pursuant to this Agreement with respect to any Claim by a third party (other than the R&W Policy), then the appropriate Indemnifying Party will be subrogated to all rights and remedies of the Indemnified Party against such third party, and such Indemnified Party will reasonably cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such third party.

(b) Notwithstanding any other provision herein,

(i) Seller shall have no Liability for any Loss under Section 10.2 relating to breach of the representations and warranties in Section 5.14 or 5.16 or otherwise with respect to any Environmental Liability (collectively, any “Environmental Loss”) if the cost, obligation, event, circumstance or condition that gave rise to such Environmental Loss (A) is the result of any sampling, testing or investigation conducted after the Closing Date, except to the extent any such sampling, testing or investigation was required by Environmental Law or required to respond to an unsolicited inquiry, request, claim, Order, or demand by a Governmental Authority or if reasonably necessary to assess environmental, health or safety concerns evident from circumstances arising during the ordinary course of repair, maintenance or operation of the Business; (B) is the result of a change in use of any Business Real Property after the Closing; (C) arises out of or results from a change in any Environmental Law after the Closing Date; (D) to the extent the cost of such Environmental Loss is increased due to an act or omission by Buyer Indemnitee, its Affiliates, agents, contractors or subcontractors; (E) results from any failure to minimize costs and risks in a lowest cost commercially reasonable manner that is allowed under applicable Environmental Law; (F) relates to the removal or abatement of asbestos or asbestos-containing materials or lead-based paint located on or in structural components of the Business Real Property, the Transferred Tangible Personal Property or the tangible personal property of any Transferred Entity; or (G) is compensable by any third party (including insurance companies).

(ii) Seller shall direct and control all discussions, negotiations and Proceedings with or before Governmental Authorities or third parties with respect to any Environmental Loss that is subject to indemnification under Section 10.2, including the right, after notice to and consultation with Buyer, to settle or otherwise resolve any matter giving rise to or forming part of such Environmental Loss, including the placement of engineering or institutional controls, such as use or deed restrictions; provided that Seller may not enter into any such settlement or resolution, including any use or deed restriction, that would materially adversely affect Buyer’s operation of the Business or the subject property as existing on the Closing Date without the prior written consent of Buyer, which consent will not unreasonably be withheld, delayed or conditioned. Buyer may, at its cost and expense, participate in all discussions, negotiations or Proceedings with or before Governmental Authorities or third parties with respect to any such Environmental Loss. Notwithstanding any other provision herein, Buyer hereby grants to Seller and its consultants an irrevocable and fully paid-up license to enter upon, access and use the Business Real Property, the Transferred Tangible Personal Property and the tangible personal property of any Transferred Entity in order to meet its obligations with respect to any Environmental Loss that is subject to indemnification under Section 10.2; provided that, Seller shall conduct any assessment, remediation, response, removal, corrective or monitoring activities in a manner that does not unreasonably interfere with the ongoing operations or conduct of the Business, unless mandated to do so by a Governmental Authority.

Section 10.8 Calculation of Damages.

(a) Each Indemnified Party and Indemnified Tax Party shall use its reasonable best efforts to obtain all insurance proceeds (including proceeds under the R&W Insurance Policy) or other payments from third parties. The amount of Loss for which each Indemnified Party may be entitled to seek indemnification under this Agreement, and the amount of Taxes for which each Indemnified Tax Party may be entitled to seek indemnification under this Agreement, will be reduced by the amount of (x) any insurance proceeds (including proceeds under the R&W Insurance Policy), or other payment from a third party actually received, realized or retained by the Indemnified Party or any of its Affiliates (or by the Indemnified Tax Party or any of its Affiliates) with respect to such Loss (or Taxes), less the amount of any expenses incurred by it in procuring such recovery and (y) any net Tax benefit arising from the incurrence or payment of such Loss (or Taxes) actually realized by the Indemnified Party or any of its Affiliates (or by the Indemnified Tax Party or any of its Affiliates) during the Post-Closing Tax Period prior to the incurrence or payment of such Loss (or Taxes), or the year of such incurrence or payment of such Loss (or Taxes). In computing the amount of any such Tax benefit, (i) each Indemnified Party and Indemnified Tax Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the incurrence or payment of any indemnified Loss or indemnified Taxes and (ii) an Indemnified Party or an Indemnified Tax Party shall be deemed to have “actually realized” a net Tax benefit to the extent that, and at such time as, the amount of cash Taxes payable by such Indemnified Party or Indemnified Tax Party is actually reduced below the amount of cash Taxes that such Indemnified Party would be required to pay but for the incurrence or payment of such Loss (or Taxes), in each case, as determined by the Indemnified Party or the Indemnified Tax Party in good faith.

(b) If the Indemnified Party, after having received any indemnification payment pursuant to this Agreement with respect to a Loss, subsequently receives or realizes any insurance proceeds (including proceeds under the R&W Insurance Policy), or other payment, such Person will promptly refund and pay to the Indemnifying Party an amount equal to such insurance proceeds (including proceeds under the R&W Insurance Policy), or payment (after deducting therefrom the amount of any expenses incurred by it in procuring such recovery, to the extent such Indemnified Party did not already receive payment for such expenses from the Indemnifying Party), but not in excess of any amount previously paid by or on behalf of the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter.

Section 10.9 Apportionment of Damages. In the event that a Loss is caused in part by circumstances that would give rise to the Seller’s obligation to indemnify under Section 10.2 and in part by circumstances that would give rise to the Buyer’s obligation to indemnify under Section 10.3, the parties shall indemnify each other in proportion to their respective shares of responsibility. In such an instance the party with the largest share of responsibility shall be treated as the Indemnifying Party for the purposes of Section 10.6, with the costs of defense being shared proportionately.

ARTICLE XI

TERMINATION

Section 11.1 Termination Events. Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the Acquisition abandoned at any time prior to the Closing:

(a) by mutual written consent of Seller and Buyer;

(b) by Seller if (i) any of the conditions set forth in Section 4.3 shall have become incapable of fulfillment and shall not have been waived by Seller, (ii) forty-five (45) days have elapsed since the receipt by Buyer of a written notice from Seller of such incapability and (iii) within such forty-five (45) day period such condition shall not have become capable of fulfillment; provided that Seller is not otherwise in breach or default of any provision of this Agreement so as to cause any of the conditions set forth in Section 4.3 not to be satisfied;

(c) by Buyer if (i) any of the conditions set forth in Section 4.2 shall have become incapable of fulfillment and shall not have been waived by Buyer, (ii) forty-five (45) days have elapsed since the receipt by Seller of a written notice from Buyer of such incapability and (iii) within such forty-five (45) day period such condition shall not have become capable of fulfillment; provided that Buyer is not otherwise in breach or default of any provision of this Agreement so as to cause any of the conditions set forth in Section 4.2 not to be satisfied; or

(d) by either Seller or Buyer if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before September 10, 2019, or such later date as the parties may agree upon in writing.

Section 11.2 Effect of Termination. If this Agreement is terminated pursuant to Section 11.1, all obligations of the parties under this Agreement will terminate and it will become void and of no further force or effect, except that the Affiliate Guarantee and the obligations in Sections 7.1(a) with respect to confidentiality, 11.2, 12.7, 12.8, 12.9, 12.10 and 12.11 will survive; provided, however, that if this Agreement is terminated by a party because of the breach of this Agreement by another party of any of its covenants or obligations contained in this Agreement, or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its covenant or obligations contained in this Agreement, then the terminating party’s right to pursue all legal and equitable remedies will survive such termination unimpaired and nothing in this Section 11.2 shall be deemed to release any party from any Liability for any breach by such party of the terms, conditions, covenants and other provisions of this Agreement.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Notices. All notices, requests, consents, directions, instruments or other communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended, if delivered by certified mail, return receipt requested, or by an internationally recognized courier service, or if sent by email transmission, provided that the receipt of such email is acknowledged by a read receipt or the applicable recipient) at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Person:

if to Seller or any of its Affiliates:	Ashland Global Holdings Inc. 50 East RiverCenter Boulevard Covington, Kentucky USA 41012 Telephone: 859-815-3333 Email: Corporate_law@ashland.com Attention: General Counsel

with copies (which shall not constitute notice) to:	Ashland Global Holdings Inc. 50 East RiverCenter Boulevard Covington, Kentucky USA 41012 Telephone: 859-815-3333 Email: Corporate_law@ashland.com Attention: Deputy General Counsel

and	Squire Patton Boggs (US) LLP 30 Rockefeller Plaza New York, New York 10112 Email: carolyn.buller@squirepb.com Attention: Carolyn J. Buller

if to Buyer or any of its Affiliates:	Juliet Lewis Head of Legal – INEOS Enterprises Avenue des Uttins 3 1180 Rolle Switzerland Email: juliet.lewis@ineos.com Attention: Juliet Lewis

with a copy to:	DLA Piper LLP (US) 444 W. Lake Street, Suite 900 Chicago, IL 60606 Telephone: (312) 368-3417 Email: gregory.grossman@dlapiper.com Attention: Gregory Grossman

Section 12.2 Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller or, in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 12.3 Assignment. No party to this Agreement may assign any of its rights or obligations under this Agreement, including by sale of stock or by operation of Law in connection with a merger or sale of substantially all assets, without the prior written consent of the other party hereto, except that without such consent, Buyer may assign its rights to purchase the Transferred Assets and the Transferred Company Equity Interests and assume the Assumed Liabilities to one or more of its controlled Affiliates, and Seller may assign the Asset Selling Corporations’ and the Entity Selling Corporations’ rights to sell the Transferred Assets and the Transferred Company Equity Interests hereunder to one or more of their respective Affiliates; provided that no such assignment by Buyer or Seller, as the case may be, shall relieve such assignor of any of its obligations hereunder.

Section 12.4 Entire Agreement. This Agreement (including the Disclosure Letter, Annexes and Exhibits), the Ancillary Agreements and the Affiliate Guarantee comprise the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, except for the Confidentiality Agreement, which will remain in full force and effect for the term provided for therein and any other written agreement of the parties that expressly provides that it is not superseded by this Agreement.

Section 12.5 Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 12.6 Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 12.7 Public Disclosure. No communication, release or announcement to the public or to employees or others not directly involved in the negotiation or approval of this Agreement, any Ancillary Agreement or the Acquisition shall be issued or made by any party without the prior consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such communication, release or announcement may be required by Law or the rules or regulations of any U.S. or foreign securities exchange or similar organization, in which case the party required to make the communication, release or announcement shall allow the other party reasonable time to comment thereon in advance of such issuance; provided, however, that each of the parties may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the Acquisition after reasonable prior notice to and consultation with the other parties.

Section 12.8 Return of Information. If for any reason whatsoever the Acquisition is not consummated, Buyer shall promptly return to Seller all books and records furnished by any Seller or any of its Affiliates or any of their respective agents, employees, or Representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.

Section 12.9 Expenses.

(a) Whether or not the transactions contemplated by this Agreement are consummated, except as otherwise expressly provided herein, including this Section 12.9, each of the parties hereto shall be responsible for the payment of its or any of its Affiliates’ own costs and expenses incurred in connection with the negotiations leading up to and the performance of its own obligations pursuant to this Agreement and the Ancillary Agreements, including the fees of any attorneys, accountants, brokers or advisors employed or retained by or on behalf of such party.

(b) The filing fees required by any Governmental Competition Authority shall be borne by Buyer.

Section 12.10 Schedules.

(a) The disclosure of any matter in any Schedule to this Agreement shall expressly not be deemed to constitute an admission by any Selling Corporation, or to otherwise imply, that any such matter is material for the purposes of this Agreement. Disclosure of any matter, fact, or circumstance in any Schedule to this Agreement shall be deemed to be disclosure thereof for purposes of any other Schedule.

(b) From time to time before the Closing, Seller may (but is not required to) supplement or amend any Schedule with respect to any matter arising or of which it becomes aware after the date of this Agreement (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Article IV have been satisfied.

Section 12.11 Governing Law; Jurisdiction. This Agreement and any and all matters, disputes, or claims between the parties arising out of, relating to, or in accordance with its subject matter or formation (including any contractual disputes or claims), and whether purporting to be found in contract or tort or at law or in equity, shall be governed by, enforced, and construed in accordance with the internal Laws of the State of Delaware, U.S.A., without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware, U.S.A. or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, U.S.A. Each party irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery or, if such court does not have jurisdiction, any Delaware state court or United States Federal Court sitting in the State of Delaware, and any appellate court from any thereof, for the purposes of any Proceeding arising out of this Agreement and the Ancillary Agreements, or for recognition or enforcement of any judgment, and each party irrevocably and unconditionally agrees that all claims in respect of such Proceeding may be heard in such state court or, to the extent permitted by applicable Law, in such Federal court. Each party agrees to commence any such Proceeding either in the Delaware Court of Chancery or, if such Proceeding may not be brought in such court for jurisdictional reasons, in any Delaware state court or United States Federal court sitting in the State of Delaware (and any appellate courts thereof). Each of Seller and Buyer further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth above shall be effective service of process for any action, suit or Proceeding in Delaware with respect to any matters to which such party has submitted to jurisdiction in this Section 12.11. Each of Seller and Buyer irrevocably and unconditionally waives any objection to the laying of venue of Proceeding arising out of this Agreement or the Ancillary Agreements or the Acquisition, in any court referred to in the first sentence of this Section 12.11 and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding brought in any such court has been brought in an inconvenient forum.

Section 12.12 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile, e-mail or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 12.13 Headings. The heading references herein and the Table of Contents hereto are for convenience purposes only, do not constitute a part of this Agreement, and shall not be deemed to limit or affect any of the provisions hereof.

Section 12.14 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof in any other jurisdiction.

Section 12.15 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL ENCOMPASSING OF ANY AND ALL ACTIONS THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR ANY ANCILLARY AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.15.

Section 12.16 Specific Performance.

(a) The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement was not performed in accordance with its terms or was otherwise breached or threatened to be breached. It is accordingly agreed that the parties shall be entitled to equitable relief, without the proof of actual damages, including in the form of an injunction or injunctions or orders for specific performance to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement. Such equitable relief shall be in addition to any other remedy to which the parties hereto are entitled at law or in equity as a remedy for such nonperformance, breach or threatened breach.

(b) Each party agrees to (i) cooperate fully in any attempt by the other party in obtaining any such equitable remedy and (ii) waive any requirement for the security or posting of any bond in connection with any such equitable remedy. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of the provisions of this Agreement. The rights and remedies of the parties shall be cumulative (and not alternative).

Section 12.17 Legal Representation. Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Transferred Entities), acknowledges and agrees that Squire Patton Boggs (US) LLP (“SPB”) may have acted as counsel for Seller or its Affiliates (including, prior to the Closing, the Transferred Entities) in certain matters and that Seller reasonably anticipates that SPB will continue to represent them and/or such other parties (other than the Transferred Entities) in future matters. Accordingly, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Transferred Entities), expressly: (a) consents to SPB’s representation of Seller and its Affiliates in any post-Closing matter in which the interests of Buyer and the Transferred Entities, on the one hand, and Seller or its Affiliates, on the other hand, are adverse, including, any matter relating thereto; and (b) consents to the disclosure by SPB to Seller or its Affiliates of any information learned by SPB in the course of its representation of Seller, the Transferred Entities or their respective Affiliates. Furthermore, Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Transferred Entities), irrevocably waives any right it may have to discover or obtain information or documentation relating to the representation of Seller or its Affiliates by SPB in the Acquisition, to the extent that such information or documentation was privileged as to Seller or its Affiliates. Upon and after the Closing, the Transferred Entities shall cease to have any attorney-client relationship with SPB, unless and to the extent SPB is specifically engaged in writing by any Transferred Entity to represent such Person after the Closing and such engagement either (i) involves no conflict of interest with respect to Seller or its Affiliates or (ii) Seller or its Affiliates, as applicable, consent in writing at the time to such engagement. Any such representation by SPB after the Closing shall not affect the foregoing provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

INEOS ENTERPRISES HOLDINGS LIMITED		ASHLAND GLOBAL HOLDINGS INC.

By:	/s/ Andrew Brown	By:	/s/ Peter J. Ganz
	Name: Andrew Brown		Name: Peter J. Ganz
	Title: Chief Financial Officer		Title: Senior Vice President, General Counsel and Secretary

Annex A-1

Transferred Assets

“Transferred Assets” shall mean all of Seller’s and the Asset Selling Corporations’ right, title and interest in, to and under all the following assets of Seller and the Asset Selling Corporations as they exist at the Effective Time (except for the Excluded Assets):

(a) all Inventory, Accounts Receivable, Other Current Assets and China Bank Drafts;

(b) the Owned Real Property and the Leased Real Property, in each case together with Seller’s or the applicable Asset Selling Corporation’s right, title and interest in all buildings, structures, improvements, paved parking lots and fixtures thereon and all other appurtenances thereto (collectively, the “Transferred Real Property”);

(c) all furniture, equipment, machinery and other tangible property, in each case that are (i) owned or leased by Seller or any Asset Selling Corporation and used exclusively in the Business or (ii) located at the Transferred Real Property, except, in the case of this clause (ii), for any such items used exclusively in any business other than the Business that is conducted by Seller or any of its Affiliates as of the Closing Date (collectively, the “Transferred Tangible Personal Property”);

(d) (i) all Contracts to which Seller or any Asset Selling Corporation is a party relating exclusively to the Business or the Transferred Assets, and (ii) the Union Contracts (collectively, the “Transferred Contracts”);

(e) (i) all IP Rights owned by Seller or any of its Affiliates and used exclusively in the Business, including the IP Rights set forth on Schedule 5.10(a), including the right to sue for past and present infringement, misappropriation or violation thereof and all associated claims and damages (collectively, the “Transferred IP”) and (ii) all licenses to the IP Rights used exclusively in the Business to which Seller or any of its Affiliates are a party (the “Transferred IP Licenses”);

(f) the goodwill generated by or associated with the Business;

(g) to the extent transferable, all Governmental Authorizations in effect at the time of Closing used exclusively in connection with the operation or conduct of the Business prior to the Closing Date;

(h) the following records and files exclusively relating to the Business and in the possession of any Selling Corporation (but excluding records or files not reasonably separable from documents or databases that do not relate exclusively to the Business): (i) vendor lists, (i) customer lists, (iii) lists of sales representatives, (iv) pricing lists for the Business Products, (v) market research reports, marketing plans and other marketing-related information and materials, (vi) subject to Section 7.10, advertising, marketing, sales and promotional materials, (vii) personnel records to the extent provided in Article VIII, (viii) the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of the Transferred Entities and (ix) other business records, to the extent such other business records are required to be transferred under applicable Law (collectively, the “Transferred Records”);

(i) all the assets of or relating to and all rights under any Seller Benefit Plan that is expressly required to be transferred to Buyer pursuant to Article VIII (the “Transferred Plan Assets”); and

(j) all other properties and assets not set forth in the foregoing clauses (a) – (i) and used or held for use by Seller or any Asset Selling Corporation (but not including any real property) (i) relating to the Business and located at the Transferred Real Property except any such properties or assets used exclusively in any business other than the Business that is conducted by Seller or any of its Affiliates as of the Closing Date or (ii) relating exclusively to the Business and located at any location other than the Transferred Real Property.

Annex A-2

Excluded Assets

“Excluded Assets” shall mean all of Seller’s and its Affiliates’ right, title and interest in, to and under all of the following assets of Seller and its Affiliates (excluding rights, titles and interests of the Transferred Entities, which rights, titles and interests shall remain those of the Transferred Entities following the Closing):

(a) (i) all Cash Equivalents, and (ii) all deposits for value-added or similar Taxes (including VAT) and other cash balances held to fund Liabilities for such Taxes, in each case held on the Closing Date;

(b) all Tax Attributes attributable to any Pre-Closing Tax Period;

(c) any records and files that are not Transferred Records, including (i) the personnel records maintained by Seller or any of its Affiliates, except as set forth in Article VIII, (ii) Tax Returns, (iii) records (including accounting records) relating to Taxes paid or payable by Seller or any of its Affiliates and all financial and Tax records relating to the Business that form part of Seller’s or any of its Affiliates’ general ledger or otherwise constitute accounting records, (iv) records prepared in connection with the transactions contemplated by this Agreement, including bids received from other Persons and analyses relating to the Business and (v) file copies of the Transferred Records retained by Seller, in each case whether generated before, on or after the Closing Date;

(d) all shares of capital stock of Seller’s Affiliates (other than the Transferred Equity Interests);

(e) except for the Transferred Real Property and any owned real property and leasehold interests in real property owned by the Transferred Entities on the Closing Date, each of the following: (i) any real property and any buildings, improvements and fixtures thereon and (ii) any leasehold interests, including any prepaid rent, security deposits and options to renew or purchase in connection therewith;

(f) except as required by Law and except with respect to any Transferred Plan Assets, all the assets of and all the assets relating to and all rights under any (i) Retained U.S. Seller Benefit Plan, (ii) Retained Non-U.S. Seller Pension Plan, and (iii) other employee compensation, pension, benefit or welfare plan or any related Contract between any Person and Seller or any of its Affiliates;

(g) the Retained Names or any names, marks, Domain Names and logos either alone or in combination with other words, phrases, designs, branding, marketing materials, market research, information about the usage of the foregoing and the like related to or similar to the Retained Names or any derivations therefrom in any language (the “Marketing Excluded Assets”);

(h) all rights under (i) with respect to Seller and its Affiliates, this Agreement and the Ancillary Agreements, (ii) any Commingled Contracts, (iii) any Contracts related to shared services and systems provided by Seller or its Affiliates, other than Buyer’s rights under the Ancillary Agreements and (iv) any Contracts between Seller and any of its Affiliates or between Affiliates of Seller, whether arising before, on or after the Closing Date;

(i) except with respect to each insurance Contract relating to the funding or payment of benefits under any Transferred Plan Assets, all current and prior insurance policies arranged or maintained by Seller or any of its Affiliates and all rights of any nature with respect thereto, including all rights to insurance recoveries thereunder (except to the extent such insurance recoveries (x) relate to a claim asserted by Seller or any Seller Affiliate prior to the Closing Date with respect to damages suffered by Seller or its Affiliates related to the Transferred Assets or any Transferred Entity, which claim remains pending as of the Closing, and (y) are subsequently received by Seller or its Affiliates following the Closing, but only to the extent that such insurance proceeds exceed the aggregate amount (if any) paid by Seller or its Affiliates prior to the Closing Date in an effort to restore the condition of the applicable Transferred Asset or asset of a Transferred Entity (the “Transferred Insurance Proceeds”) and to assert claims with respect to any such insurance recoveries, whether arising before, on or after the Closing Date;

(j) the organizational documents, qualifications to do business as a foreign corporation, arrangements with registered agents relating to foreign qualifications, taxpayer and other identification numbers, seals, minute books, stock transfer books, blank stock certificates and other documents relating to the organization, maintenance and existence of Seller and each of its Affiliates as a corporation or other entity, other than with respect to the Transferred Entities;

(k) except for Transferred IP and IP Rights owned by the Transferred Entities on the Closing Date and subject to subsection (n) below, all other IP Rights;

(l) all Domain Names other than those set forth on Schedule 5.10(a);

(m) all rights, claims and credits to the extent relating to any Excluded Asset or any Excluded Liability, whether arising before or after the Closing;

(n) all rights, property and assets, including IP Rights, of Seller or its Affiliates located at or associated with the Seller’s and its Affiliates’ manufacturing facility located in Lima, Ohio;

(o) any other right or asset that is not a Transferred Asset (other than the Transferred Company Equity Interests); and

(p) any right, property or other asset that arises out of or relates exclusively to any Excluded Asset.

Annex B-1

Assumed Liabilities

“Assumed Liabilities” shall mean any and all Liabilities of the Seller or any of its Affiliates (excluding those of the Transferred Entities, which Liabilities shall remain the Liabilities of the Transferred Entities following the Closing) to the extent arising from or in connection with the Business or any Transferred Asset, in each case, other than the Excluded Liabilities, including the following Liabilities:

(a) all Accounts Payable, whether arising before, on or after the Closing Date;

(b) all Liabilities under or in connection with any Transferred Contract (including all Liabilities arising out of or relating to any termination or announcement or notification of an intent to terminate any Transferred Contract), whether arising before, on or after the Closing Date;

(c) all Liabilities to the extent relating to, or arising out of, any Transferred Asset or Transferred Equity Interest, or arising out of or relating to the ownership by Buyer and its Affiliates of any Transferred Asset or Transferred Equity Interest or associated with the realization of the benefits of any Transferred Asset or Transferred Equity Interest, in each case whether arising before, on or after the Closing Date;

(d) all Liabilities reflected in the Price Adjustment Statement to be delivered pursuant to Section 2.3;

(e) all Liabilities arising from or relating to Proceedings or other claims, regardless of when commenced or made and irrespective of the legal theory asserted, arising from or relating to the design, manufacture, testing, advertising, marketing, distribution or sale of the Business Products, in each case, whether arising before, on or after the Closing Date, including all Liabilities arising from or relating to (i) warranty obligations, (i) infringement, dilution, misappropriation or other violation of IP Rights, (iii) alleged or actual hazard or defect in design, manufacture, materials or workmanship, including any failure to warn or disclose or alleged or actual breach of express or implied warranty or representation, (iv) the return after the Closing of any Business Product sold prior to or after the Closing and (v) human exposure to Hazardous Materials;

(f) all Environmental Liabilities to the extent arising out of or relating to the past, present or future operation or ownership of (i) the Business, (ii) any Transferred Asset, or (iii) any Transferred Company Equity Interest, whether arising before, on or after the Closing Date;

(g) all Liabilities to the extent arising out of or relating to Seller, the Asset Selling Corporations and their Affiliates at any time being the owner or occupant of, or the operator of the activities conducted at, any Transferred Real Property, in each case whether arising before, on or after the Closing Date;

(h) all Liabilities in respect of any criminal, civil or administrative Proceeding, pending or threatened, and claims, whether or not presently asserted, to the extent arising out of, relating to or otherwise in any way in respect of the Business, the Transferred

Assets, the Transferred Equity Interests or the operation or conduct of the Business before, on or after the Closing Date;

(i) all Liabilities to suppliers or other third parties, such as licensors, for materials and services, to the extent relating to the Business;

(j) all Liabilities and obligations to customers and representatives under purchase orders for Business Products;

(k) all Liabilities to the extent arising out of or relating to any Seller Benefit Plan or any Employee that are expressly required to be assumed pursuant to Article VIII or that transfer automatically to Buyer and the Buyer Corporations under applicable Law (including where assumption is required in order to effect an automatic transfer of employment under applicable Law), in each case, whether arising before, on or after the Closing Date (collectively, the “Assumed Employee Liabilities”);

(l) all Liabilities for Taxes to the extent arising out of or relating to the Business or the Transferred Assets for any Post-Closing Tax Period, in each case other than (i) Excluded Tax Liabilities, (ii) Transfer Taxes and (iii) VAT (such non-excluded Liabilities, the “Assumed Tax Liabilities”);

(m) all Liabilities or Losses incurred directly by Seller that would not be Seller’s obligation to indemnify if incurred directly by Buyer, because of the application of a basket or cap; and

(n) other than any Excluded Liabilities, all other Liabilities of whatever kind and nature, primary or secondary, direct or indirect, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable to the extent arising out of or relating to the operation or conduct of the Business or any Transferred Asset, or the ownership, sale or lease of any of Transferred Asset or Transferred Equity Interest, in each case whether arising before, on or after the Closing Date.

Annex B-2

Excluded Liabilities

“Excluded Liabilities” shall mean the following Liabilities of the Seller and Seller Affiliates (excluding those of the Transferred Entities (other than the Liabilities set forth in clause (d) below), which Liabilities shall remain the Liabilities of the Transferred Entities following the Closing):

(a) Liabilities to the extent arising out of or relating to any Excluded Asset or to the distribution to, or ownership by, any of the Selling Corporations of any Excluded Asset or to the extent associated with the realization of the benefits of any Excluded Asset, whether arising before, on or after the Closing Date;

(b) Liabilities to the extent arising out of or relating to any Seller Benefit Plan or any Employee, except for the Assumed Employee Liabilities;

(c) Liabilities for Taxes (whether by reason of Treasury Regulations section 1.1502-6 or otherwise), including (i) any Indian capital gains Tax arising under Explanation 5 of section 9(1)(i) of the Indian Income Tax Act, 1961 and Taxes imposed under Bulletin of the State Administration of Taxation of the People’s Republic of China No. 7 of 2015 titled Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-resident Enterprises in connection with the transactions contemplated by this Agreement, and (ii) all Liabilities for Taxes arising out of or relating to the Business or the Transferred Assets for all Pre-Closing Tax Periods, including all Pre-Closing Restructuring Taxes, other than (A) Taxes arising out of any breach of any Tax Covenant made by Buyer or any Buyer Corporation, (B) Transfer Taxes and (C) VAT (such non-excluded Liabilities, the “Excluded Tax Liabilities”); and

(d) Legacy Liabilities.